
Can

GENESCO

ANNUAL REPORT 2005


KANGOL

the business of genesco

Founded in 1924, Nashville, Tennessee-based Genesco Inc. (NYSE: GCO) is a leading retailer of branded footwear, licensed and branded headwear, and wholesaler of branded footwear. It operates more than 1,600 footwear and headwear retail stores in the U.S., Puerto Rico and Canada, principally under the names Journeys, Journeys Kidz, Johnston & Murphy, Underground Station, Jarman, Hat World, Lids, Hat Zone, Head Quarters and Cap Connection. Genesco also designs, sources, markets and distributes footwear under its own Johnston & Murphy brand and under the licensed Dockers brand. Genesco relies primarily on independent third party manufacturers for the production of its footwear products sold at wholesale.

table of contents

LIFESTYLE AND PRODUCT SHOTS BY TONY BAKER AND GENESCO OPERATING DIVISIONS

SECURITIES INFORMATION

COMMON STOCK: NEW YORK AND CHICAGO STOCK EXCHANGES

	Fiscal 2005		Fiscal 2004		Fiscal 2003	
	High	Low	High	Low	High	Low
QUARTER ENDED MAY 1	**25.05**	**17.18**	17.19	11.82	28.30	22.60
QUARTER ENDED JULY 31	**25.67**	**19.49**	19.30	13.63	26.00	13.10
QUARTER ENDED OCTOBER 30	**26.17**	**18.77**	19.63	15.90	16.42	10.65
QUARTER ENDED JANUARY 29	**31.39**	**25.09**	19.83	14.30	21.22	15.68

APPROXIMATE NUMBER OF COMMON SHAREHOLDERS OF RECORD: 5,450

DIVIDENDS: THE COMPANY HAS NOT PAID A DIVIDEND ON ITS COMMON STOCK SINCE 1973. THE PAYMENT OF DIVIDENDS IS SUBJECT TO CERTAIN RESTRICTIONS.



THIS ANNUAL REPORT contains certain forward-looking statements. Actual results could be materially different. For discussion of some of the factors that could cause future results to vary materially, please see "Management's Discussion and Analysis of Financial Condition and Results of Operation."

2005

FINANCIAL HIGHLIGHTS

	2005	2004	%Change
FOR THE YEAR:			
NET SALES	$ 1,112,681,000	$ 837,379,000	33%
EARNINGS FROM CONTINUING OPERATIONS	$ 48,460,000	$ 29,025,000	67%
NET EARNINGS	$ 48,249,000	$ 28,137,000	71%
DILUTED EARNINGS PER COMMON SHARE FROM CONTINUING OPERATIONS	$ 1.92	$ 1.24	55%
DILUTED NET EARNINGS PER SHARE	$ 1.91	$ 1.20	59%
AT YEAR END:			
WORKING CAPITAL	$ 176,245,000	$ 197,569,000	-11%
LONG-TERM DEBT	$ 161,250,000	$ 86,250,000	87%
SHAREHOLDERS' EQUITY	$ 272,065,000	$ 212,245,000	28%
SHARES OUTSTANDING	22,437,000	21,723,000	3%
BOOK VALUE PER SHARE	$ 11.79	$ 9.42	25%
APPROXIMATE NUMBER OF COMMON SHAREHOLDERS OF RECORD	5,450	5,850	

journeys

JOURNEYS is a leader in the teen retail scene, with more than 675 stores in all 50 states, Puerto Rico and the Virgin Islands. Journeys uses fashion savvy and merchandising science to keep in step with the fast-paced footwear and accessories market for 13- to 22-year-old men and women. Journeys sells a wide variety of hot teen brands including Converse, Diesel, Timberland, adidas, Dr. Martens, Puma, Etnies and Lugz. The Journeys store is more than a retail environment; it's an extension of the customer's lifestyle. From cool lighting to in-store television monitors playing fresh content and the latest music videos, to employees whose lifestyle and self-image match their customers', the Journeys retail environment is designed to reflect its customers' tastes and attitudes every bit as much as the merchandise selection. In addition, Journeys reaches its customers through a direct mail catalog, through the internet at www.journeys.com and through strategic cross-promotions.





JOURNEYS


ALL HEARTS
Care
Bears
LOVE A LOT
Give a Little Love

JOURNEYS KIDZ Launched in 2001 as an extension of the highly successful Journeys footwear retail concept, Journeys Kidz is a unique branded kids footwear retailer, targeting customers four to 11 years old with trendy footwear styles and accessories from brands including Diesel, DVS, Converse, Nike, Etnies and Vans. Whether it's the skateboard-style footwear display, the Playstation 2 terminals, or the television monitors playing cartoons and music, Journeys Kidz has a visually exciting atmosphere that is both fun for kids and functional for parents. In November 2004, Journeys Kidz launched its very own website www.journeyskidz.com offering an interactive e-commerce option for "big kidz shoes in little kidz sizes."


Journeys

journeys kidz



JOHNSTON & MURPHY

Craftsmanship, innovation and style are the hallmarks of the JOHNSTON & MURPHY brand. Johnston & Murphy continues to appeal to successful, affluent men with a broad array of footwear and accessories appropriate for professional working environments. The brand strives to position its 142 signature retail shops and factory stores in locations where it is most convenient for this busy professional to shop, whether at the flagship store on Madison Avenue in New York, a street location on Connecticut Avenue in Washington, D.C., one of eight shops located in international airports or at stores in better malls across America. At Johnston & Murphy, world-class service is the defining element of the shopping experience, combining a warm and inviting store environment with a commitment to understand the needs of our consumers and continually exceed their expectations in both product and service. The brand also sells merchandise and promotes its stores through a direct mail catalog, the internet at www.johnstonmurphy.com and through premier specialty and department stores nationwide as well as internationally.

johnston & murphy





underground station

UNDERGROUND STATION is an emerging mall-based retail concept spreading across the United States. Underground Station markets trendy footwear and apparel to a brand-conscious consumer with a high-fashion mindset who values cutting-edge styles and the latest brands. Currently, Underground Station has more than 150 stores. With a new website, a national print campaign and the latest footwear and accessories from brands like Timberland, Puma, Diesel and Nike, Underground Station targets 18- to 25-year-old, culturally diverse, urban male and female customers. Underground Station's up-to-date merchandising entices customers to view the store as a destination to find out about the latest arrivals from the hottest brands.




Lids

Lids

hatworld

Founded in 1995 and comprised of more than 550 mall-based stores, airport stores, street level stores and factory outlet stores nationwide and in Puerto Rico and Canada under the Lids, Hatworld, Hat Zone, Head Quarters and Cap Connection retail brands, Hat World Corporation is the specialty retail leader of officially licensed and branded athletic fashion headwear. Most stores offer a vast assortment of college, MLB, NBA, NFL and NHL teams, as well as other specialty fashion categories, all in the latest styles and colors. Some stores also offer a strong complementary line of licensed apparel, and custom embroidery capability. Typically offering more than 1,000 different hats in each store, Lids and Hatworld serve the core fan and the fashion-conscious and trend-savvy mid-teen to mid-20s customer. Hat World also sells its products and promotes its stores through the internet sites lids.com™, hatworld.com™ and lidscyo.com™ and through a mobile 44-foot "Lids on the Road" souvenir trailer, which retails at major sporting events. In addition, licensed Lids stores operate from premier street locations and kiosks within major department stores in Korea, Hong Kong and China.



DOCKERS FOOTWEAR fills another important niche by offering men aged 30 to 55 superior styling, quality and value in moderately priced casual fashion. Marketed under license from Levi Strauss & Co., Dockers remains one of the nation's most recognized brand names. Offerings range from business casual to weekend casual. This lifestyle brand is readily available through many of the same national chains that carry Dockers apparel, and in department and specialty stores across the country.



DOCKERS®

dockers





HAL N. PENNINGTON
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER
GENESCO INC.

shareholders' message

FISCAL 2005 was a great year for Genesco. We made significant strides operationally, strategically and financially throughout the year and continued to strengthen the Company's position as a leading lifestyle marketer of footwear, headwear and accessories.

For the first time in many years, we achieved sales of more than $1.1 billion, an increase of 33%. The year was also a very profitable one. We generated record pretax earnings of $77 million and consistently beat expectations quarter after quarter. These results demonstrate our commitment to growth.

As evidence of that commitment, in April 2004 we completed the acquisition of Hat World—comprising 486 headwear stores primarily operating as Lids and Hatworld, and occupying a leadership position in its market. The acquisition proved successful and productive in its first 10 months, with sales of $216.3 million and a strong operating margin. We are pleased with Hat World's growth potential, which lies primarily in significant store expansion. This flexible concept works in malls both as a store and as a kiosk, and translates well for street stores, airports, outlets, and tourist-driven areas. Hat World ended the year with 552 stores, and we are targeting 90 new locations this year. We believe that acquiring Hat World has enhanced the strategic development of Genesco and added another strong lifestyle brand to our portfolio.



UNDERGROUND STATION
13%
HAT WORLD
19%
JOURNEYS
47%
15%
JOHNSTON & MURPHY
6%
DOCKERS

Each of our ongoing businesses also demonstrated a commitment to improvement.

Journeys posted a record $522 million in sales and ended the year with 654 stores, capturing new market share, as evidenced by its 6% increase in comparable unit sales over the previous year. Journeys continues to be an industry leader in fashion athletic, board and retro footwear.

After a few years of fine-tuning, we believe Journeys Kidz has the right merchandise mix, the right store model and the right real estate strategy in place, as evidenced in its 27% annual sales increase. Ending the year with 41 stores, Journeys Kidz shows promise for future growth.

The Underground Station group reported an increase in sales to $148 million for fiscal year 2005. We took a number of steps to improve performance, and we are now moving forward with a more trend-appropriate merchandise selection and a significantly enhanced product offering.

Fiscal 2005 was a year of solid progress for Johnston & Murphy. We saw improvements in every quarter this year as the division began to reap the benefits of its renewed focus on profitability and premium positioning. Sales improved in the retail, factory stores, catalog and internet areas of the Johnston & Murphy business, and gross margin improved in all areas.

Dockers Footwear concentrated on improving its market position, driving revenues and expanding margin throughout the year. The division successfully introduced new marketing concepts and product innovations, like Stain Defender® and ProStyle™ contributing to $63.5 million in sales, a 5% increase for fiscal 2005.

As an extension to our branded wholesale business, in February 2005 we announced a licensing agreement with Perry Ellis International to market men's footwear under the Perry Ellis and Perry Ellis Portfolio labels. The Company plans to introduce footwear under these labels beginning with the Holiday 2005 season.

Fiscal 2005 was a milestone year for the company on other fronts as well. It was with great pride that we celebrated the 80th anniversary of Genesco in August 2004 with our employees. To commemorate the event, we made a special donation to

2005

Nashville's new state-of-the-art Schermerhorn Symphony Hall. We received great recognition from the community for the Company's anniversary and its accomplishments. We recognized our heritage in the national business community at the New York Stock Exchange with a closing bell ringing ceremony, marking both the Company's 80th anniversary and its 65th year of listing on the Exchange.

We also celebrated 15 years of our Cold Feet, Warm Shoes program, which provides properly fitting shoes for the homeless. I was proud to be one of more than 80 employee volunteers to actively fit more than 500 needy individuals with new shoes during the winter.

Looking ahead, we are excited to see numerous growth opportunities throughout the Company. In late March 2005, we opened our newest street store venture, a joint location on Fulton Street in Brooklyn, leveraging the market synergies between Underground Station and Lids. In May 2005, we opened a new 11,000-square-foot flagship store near the corner of 34th Street and Broadway in New York, our first Journeys store in Manhattan.

Genesco's store base expanded to over 1,600 stores nationwide this past year and we believe that our existing retail concepts have the future opportunity to expand to at least 2,300 stores and significantly expand our square footage. In March 2005, Genesco was able to claim a retail presence in all 50 states, with the opening of a Journeys store in Missoula, Montana. The Company now has operations across the United States, including Puerto Rico and the U.S. Virgin Islands, and in Canada.

We could not have enjoyed the success of last year and the opportunities we see in our future without the dedicated efforts of all our employees in every store and office. Our employees are the best in the industry and are the cornerstone for not only this year's success, but for many prosperous years to come. Genesco's momentum is strong and our goals are stronger still. I believe our best times are still ahead of us.

Hal N. Pennington
CHAIRMAN, PRESIDENT, AND CHIEF EXECUTIVE OFFICER
GENESCO INC.

EVA®

Since 1999, Genesco has been an EVA® Company. Economic Value Added, which is after-tax operating profit minus a charge for capital invested, provides an operating measure of company and business unit success in creating value for shareholders. EVA® shows that shareholder value increases by growing businesses, or acquiring businesses like Hat World Corporation, that earn more than the cost of capital, improving businesses that earn less than the cost of capital and exiting businesses that can't earn the cost of capital.

Genesco employees recognize that EVA® improvement, driven by strong operating performance and supported by EVA® financial management disciplines, creates shareholder value and increases their own incentive compensation. Over the past six years this linkage has become ingrained in our culture. Fiscal 2005's strong EVA® increase demonstrated the rewards to both shareholders and employees of this approach to creating shareholder value.

EVA is a registered trademark of Stern Stewart & Co.

FORWARD LOOKING STATEMENTS

This discussion and the notes to the Consolidated Financial Statements include certain forward-looking statements, which include statements regarding our intent, belief or expectations and all statements other than those made solely with respect to historical fact. Actual results could differ materially from those reflected by the forward-looking statements in this discussion, and a number of factors may adversely affect the forward looking statements and the Company's future results, liquidity, capital resources or prospects. These factors (some of which are beyond the Company's control) include:

+ Weakness in consumer demand for products sold by the Company.
+ Fashion trends that affect the sales or product margins of the Company's retail product offerings.
+ Changes in the timing of the holidays or in the onset of seasonal weather affecting period to period sales comparisons.
+ Changes in buying patterns by significant wholesale customers.
+ Disruptions in product supply or distribution.
+ Further unfavorable trends in foreign exchange rates and other factors affecting the cost of products.
+ Changes in business strategies by the Company's competitors (including pricing and promotional discounts).
+ The Company's ability to open, staff and support additional retail stores on schedule and at acceptable expense levels, to renew leases in existing stores on schedule and at acceptable expense levels and to identify and timely obtain new locations at acceptable expense levels.
+ Variations from expected pension-related charges caused by conditions in the financial markets.
+ The outcome of litigation and environmental matters involving the Company, including those discussed in Note 14 to the Consolidated Financial Statements.

Forward-looking statements reflect the expectations of the Company at the time they are made, and investors should rely on them only as expressions of opinion about what may happen in the future and only at the time they are made. The Company undertakes no obligation to update any forward-looking statement. Although the Company believes it has an appropriate business strategy and the resources necessary for its operations, predictions about future revenue and margin trends are inherently uncertain and the Company may alter its business strategies to address changing conditions.

OVERVIEW

The Company is a leading retailer of branded footwear, licensed and branded headwear and wholesaler of branded footwear, operating 1,599 retail footwear and headwear stores throughout the United States and Puerto Rico and 19 headwear stores in Canada as of January 29, 2005. The Company also designs, sources, markets and distributes footwear under its own Johnston & Murphy brand and under the licensed Dockers brand to over 900 retail accounts in the United States, including a number of leading department, discount, and specialty stores. On April 1, 2004, the Company acquired Hat World Corporation ("Hat World"), a leading retailer of licensed and branded headwear operating 533 stores at January 29, 2005. On July 1, 2004, the Company acquired the assets and business of Edmonton, Alberta-based Cap Connection Ltd., a leading Canadian specialty retailer of headwear operating 19 stores at January 29, 2005. See "Significant Developments."

The Company operates five reportable business segments (not including corporate): Journeys, comprised of Journeys and Journeys Kidz retail footwear chains; Underground Station Group, comprised of the Underground Station and Jarman retail footwear chains; Hat World, comprised of Hat World, Lids, Hat Zone, Cap Connection and Headquarters retail headwear operations; Johnston & Murphy, comprised of Johnston & Murphy retail operations and wholesale distribution; and Dockers Footwear.

The Journeys retail footwear stores sell footwear and accessories primarily for 13–22 year old men and women. The stores average approximately 1,650 square feet. The Journeys Kidz retail footwear stores sell footwear primarily for younger children, ages five to eight. These stores average approximately 1,400 square feet.

The Underground Station Group retail footwear stores sell footwear and accessories for men and women in the 20–35 age group. The Underground Station Group stores average approximately 1,600 square feet. In the fourth quarter of Fiscal 2004, the Company made the strategic decision to close 34 Jarman stores during Fiscal 2005 subject to its ability to negotiate lease terminations. These stores are not suitable for conversion to Underground Station stores. The Company intends to convert the remaining Jarman stores to Underground Station stores and close the remaining Jarman stores not closed in Fiscal 2005 as quickly as it is financially feasible, subject to landlord approval. During Fiscal 2005, 20 Jarman stores were closed and twelve Jarman stores were converted to Underground Station stores.

Hat World retail stores sell licensed and branded headwear to men and women primarily in the mid-teen to mid-20's age group. These stores average approximately 700 square feet and are located in malls, airports, street level stores and factory outlet stores nationwide and in Canada.

Johnston & Murphy retail stores sell a broad range of men's dress and casual footwear and accessories to business and professional consumers. These stores average approximately 1,300 square feet and are located primarily in better malls nationwide. Johnston & Murphy shoes are also distributed through the Company's wholesale operations to better department and independent specialty stores. In addition, the Company sells Johnston & Murphy footwear in factory stores located in factory outlet malls. These stores average approximately 2,400 square feet.

The Company entered into an exclusive license with Levi Strauss and Company to market men's footwear in the United States under the Dockers® brand name in 1991. The Dockers license agreement was renewed October 22, 2004. The Dockers license agreement, as amended, expires on December 31, 2006 with a Company option to renew through December 31, 2008, subject to certain conditions. The Company uses the Dockers name to market casual and dress casual footwear to men aged 30 to 55 through many of the same national retail chains that carry Dockers slacks and sportswear and in department and specialty stores across the country.

The Company's net sales increased 32.9% during Fiscal 2005 compared to the prior year. The increase was driven primarily by the addition of new stores (including 533 Hat World stores acquired on April 1, 2004 or opened since April 1, 2004 and 19 Cap Connection stores acquired on July 1, 2004 or opened since July 1, 2004), as well as a 5.4% increase in Dockers Footwear sales and a 3% increase in comparable store sales for all footwear concepts. The same store sales increase was primarily due to growth in unit comparable sales in the Journeys business and a moderation in the decline in average selling price in the Journeys and Underground Station businesses. Gross margin increased as a percentage of sales during Fiscal 2005 primarily due to the acquisition of Hat World, improvements in Johnston & Murphy wholesale due to changes in sourcing and less promotional selling, decreased markdowns in the Underground Station Group and Journeys, and improvement in Dockers Footwear's margin due to a reduction in close out sales compared to last year.

The Company's strategy is to seek long-term growth by: 1) increasing the Company's store base, 2) increasing retail square footage, 3) improving comparable store sales, 4) increasing operating margin and 5) enhancing the value of its brands. Our future results are subject to various risks, uncertainties and other challenges, including those discussed under the caption "Forward Looking Statements," above. Among the most important of these factors are those related to consumer demand. Conditions in the external economy can affect demand, resulting in changes in sales and, as prices are adjusted to drive sales and control inventories, in gross margins..Because fashion trends influencing many of the Company's target customers (particularly customers of Journeys, Underground Station and Hat World) can change rapidly, the Company believes that its ability to detect and respond quickly to those changes has been important to its success. Even when the Company succeeds in aligning its merchandise offerings with consumer preferences, those preferences may affect results. The Company believes its experience and discipline in merchandising and the buying power associated with its relative size in the industry are important to its ability to mitigate risks associated with changing customer preferences.

SIGNIFICANT DEVELOPMENTS

RESTATEMENT OF FINANCIAL STATEMENTS

On February 7, 2005, the Office of the Chief Accountant of the SEC issued a letter to the American Institute of Certified Public Accountants expressing its views regarding certain operating lease accounting issues and their application under generally accepted accounting principles ("GAAP"). In light of this letter, the Company's management initiated a review of the Company's lease-related accounting methods and determined that the Company's methods of accounting for (1) amortization of leasehold improvements, (2) leasehold improvements funded by landlord incentives and (3) rent expense prior to commencement of operations and rent payments, while in line with common industry practice, were not in accordance with GAAP. As a result, the Company restated its consolidated financial statements for each of the fiscal years ended January 31, 2004, February 1, 2003 and the first three quarters of Fiscal 2005 included in this Report.

Previously the Company had amortized certain of its leasehold improvements over the lease term, including the first five-year renewal option for initial term leases of 10 years or less. Management determined that the appropriate interpretation of the lease term under Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases," is the sum of the fixed noncancelable term and any options where, at the inception of the lease, renewal is reasonably assured. Management determined that renewal of the majority of lease terms associated with leasehold improvements whose useful lives included the option period, while expected, were not reasonably assured under SFAS No. 13. Accordingly, the Company accelerated the amortization of those leasehold improvements to coincide with the end of the fixed noncancelable term of the lease, unless the Company would incur an economic penalty for not renewing the lease.

Additionally, the Company had historically accounted for leasehold improvements funded by landlord incentives as reductions in the cost of the related leasehold improvements reflected in the Consolidated Balance Sheets and the capital expenditures reflected in investing activities in the Consolidated Statements of Cash Flows. Management determined that the appropriate interpretation of Financial Accounting Standards Board Technical Bulletin No. 88-1, "Issues Relating to Accounting for Leases," requires these incentives to be recorded as deferred rent liabilities in the Consolidated Balance Sheets and as a component of operating activities in the Consolidated Statements of Cash Flows. Additionally, this adjustment resulted in a reclassification of the deferred rent amortization from depreciation and amortization expense to rent expense, both included in selling and administrative expenses in the Consolidated Statements of Earnings and included as an additional cost component of capital expenditures in investing activities in the Consolidated Statements of Cash Flows. This adjustment also resulted in additional impairment charges reflected in restructuring and other, net in the Consolidated Statements of Earnings.

Finally, the Company had historically recognized rent holiday periods on a straight-line basis over the lease term commencing on the related retail store opening date. The store opening date coincides with the commencement of business operations, which is the intended use of the property. Management re-evaluated Financial Accounting Standards Board Technical Bulletin No. 85-3, "Accounting for Operating Leases with Scheduled Rent Increases," and determined that, consistent with the letter issued by the Office of the Chief Accountant, the lease term should include the pre-opening period of construction, renovation, fixturing and merchandise placement (typically one to two months prior to store opening). The correction of this error requires the Company to record additional deferred rent in other long-term liabilities and to adjust retained earnings in the Consolidated Balance Sheets, as well as to restate rent expense in selling and administrative expenses in the Consolidated Statements of Earnings.

The cumulative effect of these corrections is a reduction to retained earnings of $2.5 million (net of taxes of $1.6 million) as of the beginning of Fiscal 2003 and reductions to retained earnings of $0.2 million (net of taxes of $0.1 million), $0.6 million (net of taxes of $0.4 million) and $0.3 million (net of taxes of $0.2 million) for the fiscal years ended 2005, 2004 and 2003, respectively. These adjustments did not have any impact on the overall cash flows of the Company.

See Note 2 to the Consolidated Financial Statements included in Item 8 for a summary of the effects of this restatement on the Company's Consolidated Balance Sheet as of January 31, 2004, as well as the Company's Consolidated Statements of Earnings and Cash Flows for fiscal years 2004 and 2003. The accompanying discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations gives effect to these corrections.

We did not amend our previously filed Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q for the restatement, and the financial statements and related financial information contained in such reports should no longer be relied upon.

CAP CONNECTION ACQUISITION

On July 1, 2004, the Company acquired the assets and business of Edmonton, Alberta-based Cap Connection Ltd. The purchase price for the Cap Connection business was approximately $1.7 million, subject to adjustment. At January 29, 2005, the Company operated 19 Cap Connection and Head Quarters stores, in Alberta, British Columbia and Ontario, Canada.

HAT WORLD ACQUISITION

On April 1, 2004, the Company completed the acquisition of Hat World Corporation for a total purchase price of approximately $179 million, including adjustments for $12.6 million of net cash acquired, a $1.2 million subsequent working capital adjustment and direct acquisition expenses of $2.8 million. Hat World is a leading specialty retailer of licensed and branded headwear. As of January 29, 2005, it operated 533 stores across the U.S. under the Hat World, Lids and Hat Zone names. The Company believes the acquisition has enhanced its strategic development and prospects for growth. The Company funded the acquisition and associated expenses with a $100.0 million, five-year term loan and the balance from cash on hand.

$175.0 MILLION CREDIT FACILITY

On April 1, 2004, the Company entered into new credit facilities totaling $175.0 million with 10 banks, led by Bank of America, N.A., as Administrative Agent, to fund a portion of the purchase price for the Hat World acquisition and to replace its existing revolving credit facility. The $175.0 million facility consists of a $100.0 million, five-year term loan and a $75.0 million five-year revolving credit facility. The agreement governing the facilities expires April 1, 2009. See Note 7 to the Consolidated Financial Statements.

RESTRUCTURING AND OTHER CHARGES

The Company recorded a pretax charge to earnings of $0.6 million in the fourth quarter of Fiscal 2005. The charge was primarily for lease terminations of six Jarman stores and retail store asset impairments. These lease terminations were part of a plan announced by the Company in the fourth quarter of Fiscal 2004 to close 48 stores in Fiscal 2005.

The Company recorded a pretax charge to earnings of $0.7 million in the third quarter of Fiscal 2005. The charge was primarily for lease terminations of four Jarman stores and retail store asset impairments.

The Company recorded a pretax credit to earnings of $0.2 million in the second quarter of Fiscal 2005. The credit was primarily for the recognition of a gain on the curtailment of the Company's defined benefit pension plan, offset by charges for retail store asset impairments and lease terminations of four Jarman stores.

The Company recorded a pretax charge to earnings of $0.1 million in the first quarter of Fiscal 2005. The charge was primarily for lease terminations of six Jarman stores.

The Company recorded a pretax charge to earnings of $2.0 million ($1.2 million net of tax) in the fourth quarter of Fiscal 2004. The charge included $3.8 million in asset impairments related to underperforming retail stores identified as suitable for closing if acceptable lease terminations could be negotiated, most of which were Jarman stores. The charge is net of recognition of $1.8 million of excess restructuring provisions relating to facility shutdown costs originally accrued in Fiscal 2002. In accordance with SFAS No. 146, the Company revised its estimated liability and reduced the lease obligation during the period that the early lease termination was contractually obtained.

The Company recorded a pretax charge to earnings of $2.8 million ($1.7 million net of tax) in the fourth quarter of Fiscal 2003. The charge included $2.7 million in asset impairments related to 14 underperforming retail stores identified as suitable for closing if acceptable lease terminations could be negotiated, the payments included in the restructuring provision related to the termination of one of those leases, and $0.1 million in severance payments. The majority of these costs related to the Johnston & Murphy division.

4 1/8% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2023

On June 24, 2003 and June 26, 2003, the Company issued a total of $86.3 million of 4 1/8% Convertible Subordinated Debentures due June 15, 2023. During the second quarter ended August 2, 2003, the Company used the net proceeds of $83 million and approximately $23 million in additional cash to repay all of the Company's 5 1/2% convertible subordinated notes due 2005, including accrued interest payable and expenses incurred in connection therewith resulting in a loss on early retirement of debt of $2.6 million ($1.6 million redemption premium and $1.0 million write-off of unamortized deferred note expense) reflected in the Company's Fiscal 2004 second quarter results. See Note 7 to the Consolidated Financial Statements for additional information.

MINIMUM PENSION LIABILITY ADJUSTMENT

The return on pension plan assets was a gain of $8.4 million for Fiscal 2005 compared to $15.9 million in Fiscal 2004. The interest rate used to measure benefit obligations decreased from 6.125% to 5.75% in Fiscal 2005. As a result of the decrease in interest rates, plan assets were less than the accumulated benefit obligation, resulting in a pension liability of $28.3 million on the balance sheet compared to $25.6 million last year and a minimum pension liability adjustment of $0.5 million (net of tax) in other comprehensive income in shareholders' equity. Depending upon future interest rates and returns on plan assets, and other known and unknown factors, there can be no assurance that additional adjustments in future periods will not be required.

SHARE REPURCHASE PROGRAM

In total, the Company's board of directors has authorized the repurchase of 7.5 million shares of the Company's common stock since the third quarter of Fiscal 1999. As of January 29, 2005, the Company had repurchased 7.1 million shares at a cost of $71.3 million pursuant to all authorizations. There were 398,300 shares remaining to be repurchased under these authorizations as of January 29, 2005. The board has subsequently reduced the repurchase authorization to 100,000 shares in view of the Hat World acquisition. The Company did not repurchase any shares during Fiscal 2005.

DISCONTINUED OPERATIONS

For the year ended January 29, 2005, the Company recorded an additional charge to earnings of $0.3 million ($0.2 million net of tax) reflected in discontinued operations, including $1.0 million for anticipated costs of environmental remedial alternatives related to two manufacturing facilities formerly operated by the Company, offset by a $0.7 million gain for excess provisions to prior discontinued operations. See Note 14 to the Consolidated Financial Statements for additional information.

In the fourth quarter ended January 31, 2004, the Company recorded an additional charge to earnings of $1.4 million ($0.9 million net of tax) reflected in discontinued operations, including $0.6 million for the Company's former Volunteer Leather tannery in Whitehall, Michigan, and $0.8 million primarily for additional costs of a remedial investigation and feasibility study at its former knitting mill in New York. See Note 14 to the Consolidated Financial Statements for additional information.

CRITICAL ACCOUNTING POLICIES

INVENTORY VALUATION

As discussed in Note 1 to the Consolidated Financial Statements, the Company values its inventories at the lower of cost or market.

In its wholesale operations, cost is determined using the first-in, first-out (FIFO) method. Market is determined using a system of analysis which evaluates inventory at the stock number level based on factors such as inventory turn, average selling price, inventory level, and selling prices reflected in future orders. The Company provides reserves when the inventory has not been marked down to market based on current selling prices or when the inventory is not turning and is not expected to turn at levels satisfactory to the Company.

In its retail operations, other than the Hat World segment, the Company employs the retail inventory method, applying average cost-to-retail ratios to the retail value of inventories. Under the retail inventory method, valuing inventory at the lower of cost or market is achieved as markdowns are taken or accrued as a reduction of the retail value of inventories.

Inherent in the retail inventory method are subjective judgments and estimates including merchandise mark-on, markups, markdowns, and shrinkage. These judgments and estimates, coupled with the fact that the retail inventory method is an averaging process, could produce a range of cost figures. To reduce the risk of inaccuracy and to ensure consistent presentation, the Company employs the retail inventory method in multiple subclasses of inventory with similar gross margin, and analyzes markdown requirements at the stock number level based on factors such as inventory turn, average selling price, and inventory age. In addition, the Company accrues markdowns as necessary. These additional markdown accruals reflect all of the above factors as well as current agreements to return products to vendors and vendor agreements to provide markdown support. In addition to markdown provisions, the Company maintains provisions for shrinkage and damaged goods based on historical rates. A change of 10 percent from the recorded amounts for all such provisions would have changed inventory by $0.8 million at January 29, 2005.

The Hat World segment employs the moving average cost method for valuing inventories and applies freight using an allocation method. The Company provides a valuation allowance for slow-moving inventory based on negative margins and estimated shrink based on historical experience and specific analysis, where appropriate.

Inherent in the analysis of both wholesale and retail inventory valuation are subjective judgments about current market conditions, fashion trends, and overall economic conditions. Failure to make appropriate conclusions regarding these factors may result in an overstatement or understatement of inventory value.

IMPAIRMENT OF LONG-TERM ASSETS

As discussed in Note 1 to the Consolidated Financial Statements, the Company periodically assesses the realizability of its long-lived assets and evaluates such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount. Inherent in the analysis of impairment are subjective judgments about future cash flows. Failure to make appropriate conclusions regarding these judgments may result in an overstatement of the value of long-lived assets.

ENVIRONMENTAL AND OTHER CONTINGENCIES

The Company is subject to certain loss contingencies related to environmental proceedings and other legal matters, including those disclosed in Note 14 to the Company's Consolidated Financial Statements. The Company has made provisions for certain of these contingencies, including approximately $0.9 million reflected in Fiscal 2005, $1.8 million reflected in Fiscal 2004 and $0.3 million reflected in Fiscal 2003. The Company monitors these matters on an ongoing basis and, on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as management deems necessary in view of changes in available information. Changes in estimates of liability are reported in the periods when they occur. Consequently, management believes that its reserve in relation to each proceeding is a best estimate of probable loss connected to the proceeding, or in cases in which no best estimate is possible, the minimum amount in the range of estimated losses, based upon its analysis of the facts and circumstance as of the close of the most recent fiscal quarter. However, because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves will be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon the Company's financial condition or results of operations.

REVENUE RECOGNITION

Retail sales are recorded at the point of sale and are net of estimated returns. Catalog and internet sales are recorded at time of delivery to the customer and are net of estimated returns. Wholesale revenue is recorded net of estimated returns and allowances for markdowns, damages and miscellaneous claims when the related goods have been shipped and legal title has passed to the customer. Shipping and handling costs charged to customers are included in net sales. Estimated returns are based on historical returns and claims. Actual amounts of markdowns have not differed materially from estimates. Actual returns and claims in any future period may differ from historical experience.

PENSION PLAN ACCOUNTING

The Company accounts for the defined benefit pension plans using SFAS No. 87, "Employer's Accounting for Pensions." Under SFAS No. 87, pension expense is recognized on an accrual basis over employees' approximate service periods. The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate, as well as the recognition of actuarial gains and losses. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

Long Term Rate of Return Assumption—Pension expense increases as the expected rate of return on pension plan assets decreases. The Company estimates that the pension plan assets will generate a long-term rate of return of 8.25%. To develop this assumption, the Company considered historical returns and future expectations of asset returns. Over the 10-year period ending December 31, 2004, the compound annual returns of the portfolio have averaged 9.6%. Considering this information and the potential for lower future returns, the Company selected an 8.25% long-term rate of return on assets assumption. The expected long-term rate of return on plan assets is based on a long-term investment policy of 50% U.S. equities, 13% International equities, 35% U.S. fixed income securities and 2% cash equivalents. For Fiscal 2005, if the expected rate of return had been decreased by 1%, net pension expense would have increased by $0.9 million, and if the expected rate of return had been increased by 1%, net pension expense would have decreased by $0.9 million.

Discount Rate—Pension liability and future pension expense increase as the discount rate is reduced. The Company discounted future pension obligations using a rate of 5.75%, 6.125%, and 6.625% for Fiscal 2005, 2004 and 2003, respectively. The discount rate is determined based on the current yields on high quality long-term bonds. For Fiscal 2005, if the discount rate had been increased by 0.5%, net pension expense would have decreased by $0.8 million, and if the discount rate had been decreased by 0.5%, net pension expense would have increased by $0.8 million. In addition, if the discount rate had been increased by 0.5%, the projected benefit obligation would have decreased by $5.7 million and the accumulated benefit obligation would have decreased by $5.7 million. If the discount rate had been decreased by 0.5%, the projected benefit obligation would have been increased by $6.3 million and the accumulated benefit obligation would have increased by $6.3 million.

Amortization of Gains and Losses—The significant declines experienced in the financial markets have unfavorably impacted pension asset performance. The Company utilizes a calculated value of assets, which is an averaging method that recognizes changes in the fair values of assets over a period of five years. At the end of Fiscal 2005, the Company had unrecognized actuarial losses of $45 million. U.S. generally accepted accounting principles require that the Company recognize a portion of these losses when they exceed a calculated threshold. These losses might be recognized as a component of pension expense in future years and would be amortized over the average future service of employees, which is currently six years. Future changes in plan asset returns, assumed discount rates and various other factors related to the pension plan will impact future pension expense and liabilities, including increasing or decreasing unrecognized actuarial gains and losses.

The Company recognized expense for its defined benefit pension plans of $4.9 million, $4.3 million and $1.3 million in Fiscal 2005, 2004 and 2003, respectively. The Company's board of directors approved freezing the Company's defined pension benefit plan effective January 1, 2005. As a result, the Company's pension expense is expected to decrease in Fiscal 2006 by approximately $0.7 million due to the plan freeze and earlier payment of the Company's pension contribution, offset by recognition of actuarial losses.

RESULTS OF OPERATIONS—FISCAL 2005 COMPARED TO FISCAL 2004

The Company's net sales for Fiscal 2005 increased 32.9% to $1.1 billion from $837.4 million in Fiscal 2004. Gross margin increased 41.7% to $551.1 million in Fiscal 2005 from $388.8 million in Fiscal 2004 and increased as a percentage of net sales from 46.4% to 49.5%. Selling and administrative expenses in Fiscal 2005 increased 38.8% from Fiscal 2004 and increased as a percentage of net sales from 39.7% to 41.5%. The Company records buying and merchandising and occupancy costs in selling and administrative expense. Because the Company does not include these costs in cost of sales, the Company's gross margin may not be comparable to other retailers that include these costs in the calculation of gross margin. Explanations of the changes in results of operations are provided by business segment in discussions following these introductory paragraphs.

Earnings before income taxes from continuing operations ("pretax earnings") for Fiscal 2005 were $77.1 million compared to $44.4 million for Fiscal 2004. Pretax earnings for Fiscal 2005 included restructuring and other charges of $1.2 million, primarily for lease terminations of 20 Jarman stores and retail asset impairments offset by the gain on the curtailment of the Company's defined benefit pension plan. These lease terminations were part of the 48 stores the Company announced in the fourth quarter of Fiscal 2004 that it planned to close in Fiscal 2005. See "Significant Developments." Pretax earnings for Fiscal 2004 included restructuring and other charges of $1.9 million, primarily for asset impairments offset by excess provisions relating to facility shutdown costs recorded in Fiscal 2002. In addition, Fiscal 2004 included a $2.6 million loss on early retirement of debt. See "Significant Developments."

Net earnings for Fiscal 2005 were $48.2 million ($1.91 diluted earnings per share) compared to $28.1 million ($1.20 diluted earnings per share) for Fiscal 2004. Net earnings for Fiscal 2005 included $0.2 million ($0.01 diluted earnings per share) charge to earnings (net of tax) primarily for anticipated costs of environmental remedial alternatives related to two manufacturing facilities operated by the Company, offset by $3.3 million from settlements with certain insurance carriers regarding the sites and by excess provisions from prior discontinued operations. Net earnings for Fiscal 2004 included a $0.9 million ($0.04 diluted earnings per share) charge to earnings (net of tax) for environmental clean-up costs at the Company's former Volunteer Leather tannery in Whitehall, Michigan and for additional anticipated costs for a remedial investigation and feasibility study at a former knitting mill in New York. The Company recorded an effective federal income tax rate of 37.1% for Fiscal 2005 compared to 34.6% for Fiscal 2004. The year-to-year change reflects a favorable tax settlement of $0.5 million and a tax benefit of $0.2 million resulting from the reversal of previously accrued income taxes in Fiscal 2005 and the Company's determination in Fiscal 2004 that approximately $1.1 million of previously accrued income taxes were no longer required. Because these amounts were reflected as current year income tax benefits for Fiscal 2005 and 2004, it reduced the Company's effective federal income tax rate for both periods.

JOURNEYS

	Fiscal Year Ended		Percent
(dollars in thousands)	**2005**	2004	Change
NET SALES	**$ 521,942**	$ 468,919	11.3%
OPERATING INCOME	**$ 60,065**	$ 54,710	9.8%
OPERATING MARGIN	**11.5%**	11.7%	

Net sales from Journeys increased 11.3% to $521.9 million for Fiscal 2005 from $468.9 million for Fiscal 2004. The increase reflects primarily a 5% increase in comparable store sales and a 6% increase in average Journeys stores operated (i.e., the sum of the number of stores open on the first day of the fiscal year and the last day of each fiscal month during the year divided by thirteen). Footwear unit comparable sales also increased 7%, primarily reflecting the increase in comparable store sales. The average price per pair of shoes decreased 2% in Fiscal 2005, primarily reflecting fashion-related changes in product mix, while unit sales increased 13% during the same period. The comparable sales performance was primarily driven by the moderation in the decline in average selling price from 8% in the fourth quarter of Fiscal 2004 to 2% for Fiscal 2005 and by continued growth in unit comparable sales. The store count for Journeys was 695 stores at the end of Fiscal 2005, including 41 Journeys Kidz stores, compared to 665 Journeys stores at the end of Fiscal 2004, including 40 Journeys Kidz stores.

Journeys operating income for Fiscal 2005 increased 9.8% to $60.1 million, compared to $54.7 million for Fiscal 2004, primarily reflecting the increase in sales and increased gross margin as a percentage of net sales, reflecting decreased markdowns.

UNDERGROUND STATION GROUP

	Fiscal Year Ended		Percent
(dollars in thousands)	**2005**	2004	Change
NET SALES	**$ 148,039**	$ 147,812	0.2%
OPERATING INCOME	**$ 6,963**	$ 8,178	(14.9)%
OPERATING MARGIN	**4.7%**	5.5%	

Net sales from the Underground Station Group (comprised of Underground Station and Jarman retail stores) increased 0.2% to $148.0 million for Fiscal 2005 from $147.8 million for Fiscal 2004. Sales for Underground Station stores increased 18% for Fiscal 2005. Sales for Jarman retail stores decreased 26% for Fiscal 2005, reflecting a 25% decrease in Jarman stores operated related to the Company's strategy of closing Jarman stores or converting them to Underground Station stores. Comparable store sales were down 3% for the Underground Station Group, with comparable store sales for Underground Station stores down 2%. The 2% comparable store sales decrease for Fiscal 2005 compares favorably to the second quarter, when comparable store sales were down 11%. Comparable store sales for Underground Station stores increased 5% for the fourth quarter of Fiscal 2005. Footwear unit comparable sales were down 5% for the Underground Station Group for Fiscal 2005. The average price per pair of shoes was flat for Fiscal 2005, while unit sales decreased 3% during the same period. The average price per pair of shoes at Underground Station stores increased 1% during the year, primarily reflecting changes in product mix. Gross margin increased as a percentage of net sales during Fiscal 2005, reflecting decreased markdowns. Underground Station Group operated 229 stores at the end of Fiscal 2005, including 165 Underground Station stores. During Fiscal 2005, twelve Jarman stores were converted to Underground Station stores. The Company had operated 233 stores at the end of Fiscal 2004, including 137 Underground Station stores.

Underground Station Group operating income for Fiscal 2005 was down 14.9% to $7.0 million compared to $8.2 million for the same period last year. The decrease was due to increased expenses as a percentage of net sales.

HAT WORLD

(dollars in thousands)	Fiscal Year Ended* 2005	2004	Percent Change
NET SALES	$ 216,270	$ -0-	NA
OPERATING INCOME	$ 30,522	$ -0-	NA
OPERATING MARGIN	14.1%	0%	

*THE COMPANY ACQUIRED HAT WORLD ON APRIL 1, 2004. RESULTS FOR FISCAL 2005 ARE FOR THE PERIOD APRIL 1, 2004–JANUARY 29, 2005

Hat World comparable store sales increased 11% for the ten months of Fiscal 2005. A strong gross margin contributed to the operating margin of 14.1%. Management believes that Hat World's comparable store sales increase resulted from favorable trends in consumer demand, driven by strong core sports products, particularly major league baseball, as well as strength in the fashion and branded businesses. Hat World operated 552 stores at the end of Fiscal 2005, including 19 stores in Canada. The Company acquired 486 Hat World stores on April 1, 2004 and 17 Cap Connection stores on July 1, 2004.

JOHNSTON & MURPHY

(dollars in thousands)	Fiscal Year Ended 2005	2004	Percent Change
NET SALES	$ 162,599	$ 160,095	1.6%
OPERATING INCOME	$ 9,230	$ 4,089	125.7%
OPERATING MARGIN	5.7%	2.6%	

Johnston & Murphy net sales increased 1.6% to $162.6 million for Fiscal 2005 from $160.1 million for Fiscal 2004, reflecting primarily a 3% increase in comparable store sales for Johnston & Murphy retail operations offset by a 4% decrease in Johnston & Murphy wholesale sales. The decrease in wholesale sales reflected the Company's strategic decision to reduce the number of individual locations in some accounts in which Johnston & Murphy products would be offered and to reduce the amount of promotional activity with the Johnston & Murphy brand in order to seek more profitable sales rather than sales growth and to emphasize Johnston & Murphy's premium position in the marketplace. Unit sales for the Johnston & Murphy wholesale business decreased 14% in Fiscal 2005, while the average price per pair of shoes increased 11% for the same period. Retail operations accounted for 75.3% of Johnston & Murphy segment sales in Fiscal 2005, up from 73.8% in Fiscal 2004 primarily due to decreased wholesale sales. The average price per pair of shoes for Johnston & Murphy retail increased 7% (8% in the Johnston & Murphy shops) in Fiscal 2005, primarily due to a greater emphasis on a more focused assortment of higher-end, premium footwear, while footwear unit sales decreased 6% during the same period. The store count for Johnston & Murphy retail operations at the end of Fiscal 2005 included 142 Johnston & Murphy stores and factory stores compared to 148 Johnston & Murphy stores and factory stores at the end of Fiscal 2004.

Johnston & Murphy operating income for Fiscal 2005 increased 125.7% to $9.2 million from $4.1 million for Fiscal 2004, primarily due to increased retail sales and increased gross margin as a percentage of net sales, reflecting improvements in sourcing, less promotional selling and a higher mix of premium product.

DOCKERS FOOTWEAR

(dollars in thousands)	Fiscal Year Ended 2005	2004	Percent Change
NET SALES	$ 63,508	$ 60,274	5.4%
OPERATING INCOME	$ 6,075	$ 4,548	33.6%
OPERATING MARGIN	9.6%	7.5%	

Dockers Footwear's net sales increased 5.4% to $63.5 million for Fiscal 2005 from $60.3 million for Fiscal 2004. The sales increase reflected increased demand for the Company's products. Unit sales for Dockers Footwear increased 4% for Fiscal 2005 and the average price per pair of shoes increased 1% for the same period, reflecting fewer markdowns.

Dockers Footwear's operating income for Fiscal 2005 increased 33.6% from $4.5 million for Fiscal 2004 to $6.1 million, primarily due to increased net sales, increased gross margin as a percentage of net sales, reflecting fewer markdowns, and to decreased expenses as a percentage of net sales.

CORPORATE, INTEREST EXPENSES AND OTHER CHARGES

Corporate and other expenses for Fiscal 2005 were $24.8 million compared to $19.9 million for Fiscal 2004. Corporate and other expenses for Fiscal 2005 included $1.2 million of restructuring and other charges, primarily for lease terminations of 20 Jarman stores and retail store asset impairments offset by the gain on the curtailment of the Company's defined pension benefit plan. Corporate and other expenses for Fiscal 2004 included $1.9 million in restructuring and other charges and a $2.6 million charge for the early retirement of debt related to the redemption of the Company's 5 1/2% Convertible Subordinated Notes due 2005. The increase in corporate expenses is attributable primarily to higher bonus accruals and increased professional fees (including increased professional fees and audit department costs resulting from additional work to comply with the Sarbanes-Oxley legislation and related regulations) offset by the absence of the charge for early retirement of debt in Fiscal 2004.

Interest expense increased 43.9% from $7.9 million in Fiscal 2004 to $11.4 million in Fiscal 2005, primarily due to the additional $100.0 million term loan, which was used to purchase Hat World, the increase in bank activity fees as a result of new stores added due to the acquisition of Hat World and an increase in revolver borrowings. Borrowings under the Company's revolving credit facility averaged $5.2 million for Fiscal 2005. There were no borrowings under the Company's revolving credit facility during Fiscal 2004.

Interest income decreased 33.0% from $0.6 million in Fiscal 2004 to $0.4 million in Fiscal 2005, due to the decrease in average short-term investments.

RESULTS OF OPERATIONS—FISCAL 2004 COMPARED TO FISCAL 2003

The Company's net sales for Fiscal 2004 increased 1.1% to $837.4 million from $828.3 million in Fiscal 2003. Gross margin decreased 0.3% to $388.8 million in Fiscal 2004 from $390.1 million in Fiscal 2003 and decreased as a percentage of net sales from 47.1% to 46.4%. Selling and administrative expenses in Fiscal 2004 increased 3.6% from Fiscal 2003 and increased as a percentage of net sales from 38.8% to 39.7%. The Company records buying and merchandising and occupancy costs in selling and administrative expense. Because the Company does not include these costs in cost of sales, the Company's gross margin may not be comparable to other retailers that include these costs in the calculation of gross margin. Explanations of the changes in results of operations are provided by business segment in discussions following these introductory paragraphs.

Earnings before income taxes from continuing operations ("pretax earnings") for Fiscal 2004 were $44.4 million compared to $58.4 million for Fiscal 2003. Pretax earnings for Fiscal 2004 included restructuring and other charges of $1.9 million, primarily for asset impairments offset by excess provisions relating to facility shutdown costs recorded in Fiscal 2002. In addition, Fiscal 2004 includes a $2.6 million loss on early retirement of debt. See "Significant Developments." Pretax earnings for Fiscal 2003 included restructuring and other charges of $2.8 million, primarily for asset impairments. See "Significant Developments."

Net earnings for Fiscal 2004 were $28.1 million ($1.20 diluted earnings per share) compared to $36.0 million ($1.46 diluted earnings per share) for Fiscal 2003. Net earnings for Fiscal 2004 included a $0.9 million ($0.04 diluted earnings per share) charge to earnings (net of tax) for environmental clean-up costs at the Company's former Volunteer Leather tannery in Whitehall, Michigan and for additional anticipated costs for a remedial investigation and feasibility study at a former knitting mill in New York. Net earnings for Fiscal 2003 included a $0.2 million ($0.00 diluted earnings per share) charge to earnings (net of tax) for additional anticipated costs at the former knitting mill in New York. The Company recorded an effective federal income tax rate of 34.6% for Fiscal 2004 compared to 38.0% for Fiscal 2003. The year-to-year change reflects the Company's determination in Fiscal 2004 that approximately $1.1 million of previously accrued income taxes were no longer required. Because this amount was reflected as current year income tax benefit for Fiscal 2004, it reduced the Company's effective federal income tax rate for Fiscal 2004.

JOURNEYS

(dollars in thousands)	Fiscal Year Ended 2004	2003	Percent Change
NET SALES	$ 468,919	$ 436,498	7.4%
OPERATING INCOME	$ 54,710	$ 52,826	3.6%
OPERATING MARGIN	11.7%	12.1%	

Net sales from Journeys increased 7.4% to $468.9 million for Fiscal 2004 from $436.5 million for Fiscal 2003. The increase reflects primarily an 11% increase in average Journeys stores operated (i.e., the sum of the number of stores open on the first day of the fiscal year and the last day of each fiscal month during the year divided by thirteen) offset by a 1% decrease in comparable store sales. Gross margin as a percentage of net sales for Journeys was flat with the previous year. The average price per pair of shoes decreased 7% in Fiscal 2004, primarily reflecting fashion-related changes in product mix and increased markdowns. Footwear unit sales increased 12%, primarily reflecting the increase in average stores operated. The store count for Journeys was 665 stores at the end of Fiscal 2004, including 40 Journeys Kidz stores, compared to 614 Journeys stores at the end of Fiscal 2003, including 35 Journeys Kidz stores.

Journeys operating income for Fiscal 2004 increased 3.6% to $54.7 million, compared to $52.8 million for Fiscal 2003, primarily reflecting the increase in sales.

UNDERGROUND STATION/JARMAN GROUP

(dollars in thousands)	Fiscal Year Ended 2004	2003	Percent Change
NET SALES	$ 147,812	$ 147,926	(0.1)%
OPERATING INCOME	$ 8,178	$ 12,323	(33.6)%
OPERATING MARGIN	5.5%	8.3%	

Net sales from the Underground Station/Jarman Group decreased 0.1% to $147.8 million for Fiscal 2004 from $147.9 million for Fiscal 2003, reflecting a 6% decrease in comparable store sales offset by a 3% increase in average stores operated. The average price per pair of shoes decreased 7% in Fiscal 2004, primarily reflecting increased markdowns and changes in product mix, while footwear unit sales increased 4% during the same period. Underground Station/Jarman Group operated 233 stores at the end of Fiscal 2004, including 137 Underground Station stores. During Fiscal 2004, eight Jarman stores were converted to Underground Station stores. The Company had operated 229 stores at the end of Fiscal 2003, including 114 Underground Station stores.

Underground Station/Jarman Group operating income for Fiscal 2004 was down 33.6% to $8.2 million compared to $12.3 million for the same period last year. The decrease was due to decreased sales, decreased gross margin as a percentage of net sales, due primarily to increased markdowns, and to increased expenses as a percentage of net sales. Lower bonus accruals have been more than offset by higher store occupancy costs.

JOHNSTON & MURPHY

(dollars in thousands)	Fiscal Year Ended 2004	2003	Percent Change
NET SALES	$ 160,095	$ 165,269	(3.1)%
OPERATING INCOME	$ 4,089	$ 9,275	(55.9)%
OPERATING MARGIN	2.6%	5.6%	

Johnston & Murphy net sales decreased 3.1% to $160.1 million for Fiscal 2004 from $165.3 million for Fiscal 2003, reflecting primarily a 12% decrease in Johnston & Murphy wholesale sales and a 1% decrease in comparable sales for Johnston & Murphy retail operations. The Company made a strategic decision in Fiscal 2003 to reduce the number of individual locations in some accounts in which Johnston & Murphy products would be offered and to reduce the amount of promotional activity with the Johnston & Murphy brand in order to seek more profitable sales rather than sales growth and to emphasize Johnston & Murphy's premium position in the market place. Retail operations accounted for 73.8% of Johnston & Murphy segment sales in Fiscal 2004, up from 71.2% in Fiscal 2003 primarily due to decreased wholesale sales. The average price per pair of shoes for Johnston & Murphy retail decreased 1% in Fiscal 2004, reflecting primarily increased markdowns and changes in product mix, while footwear unit sales increased 1% during the same period. The average price per pair of shoes in the full-service retail shops increased 3%; average price per pair of shoes in factory stores decreased 10%. The store count for Johnston & Murphy retail operations at the end of Fiscal 2004 and 2003 included 148 Johnston & Murphy stores and factory stores. Unit sales for the Johnston & Murphy wholesale business decreased 10% in Fiscal 2004, while the average price per pair of shoes increased 2% for the same period, reflecting primarily mix changes.

Johnston & Murphy operating income for Fiscal 2004 decreased 55.9% to $4.1 million from $9.3 million for Fiscal 2003, primarily due to decreased wholesale sales, decreased gross margin as a percentage of net sales, reflecting increased markdowns and increased cost of product related to changes in the euro-dollar exchange rate, and to slightly increased expenses as a percentage of net sales.

DOCKERS FOOTWEAR

	Fiscal Year Ended		Percent
(dollars in thousands)	2004	2003	Change
NET SALES	$ 60,274	$ 78,497	(23.2)%
OPERATING INCOME	$ 4,548	$ 8,506	(46.5)%
OPERATING MARGIN	7.5%	10.8%	

Dockers Footwear's net sales decreased 23.2% to $60.3 million for Fiscal 2004 from $78.5 million for Fiscal 2003. Factors reflected in the sales decline included a decline in sales in certain accounts reflecting strategic decisions to change their product offering to include more private label goods, fewer close out shipments than in Fiscal 2003, lower than expected sell-throughs in one of Dockers Footwear's product lines in the first half of Fiscal 2004 and retailers' reducing orders in response to the economic environment. Unit sales for Dockers Footwear decreased 22% for Fiscal 2004 and the average price per pair of shoes decreased 3% for the same period, reflecting changes in sales mix.

Dockers Footwear's operating income for Fiscal 2004 decreased 46.5% from $8.5 million for Fiscal 2003 to $4.5 million, primarily due to lower net sales, decreased gross margin as a percentage of net sales and increased expenses as a percentage of net sales.

CORPORATE, INTEREST EXPENSES AND OTHER CHARGES

Corporate and other expenses for Fiscal 2004 were $19.9 million compared to $16.7 million for Fiscal 2003. Corporate and other expenses in Fiscal 2004 included $1.9 million in restructuring and other charges and a $2.6 million charge for the early retirement of debt related to the redemption of the Company's 5 1/2% Convertible Subordinated Notes due 2005. Corporate and other expenses in Fiscal 2003 included $2.8 million in restructuring and other charges and $0.6 million of expenses relating to consideration of a possible strategic acquisition and severance charges. The increase is attributable primarily to increased expenses related to the Company's new distribution center, which began limited operations in the second quarter of Fiscal 2003, partially offset by lower bonus accruals.

Interest expense decreased 7.5% from $8.5 million in Fiscal 2003 to $7.9 million in Fiscal 2004, due to the decrease in interest rates on the Company's long-term debt from 5 1/2% on $103 million borrowings to 4 1/8% on $86 million borrowings. There were no borrowings under the Company's revolving credit facility during Fiscal 2004. Borrowings under the Company's revolving credit facility averaged less than $0.1 million for Fiscal 2003.

Interest income decreased 9.1% from $0.7 million in Fiscal 2003 to $0.6 million in Fiscal 2004, due to decreases in interest rates which more than offset interest on the cash proceeds of the convertible subordinated debenture offering during the 30-day call period in the second quarter of Fiscal 2004 for the convertible subordinated notes.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth certain financial data at the dates indicated.

(dollars in millions)	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003
CASH AND CASH EQUIVALENTS	$ 60.1	$ 81.5	$ 55.9
WORKING CAPITAL	$ 176.2	$ 197.6	$ 183.7
LONG-TERM DEBT	$ 161.3	$ 86.3	$ 103.2

WORKING CAPITAL

The Company's business is somewhat seasonal, with the Company's investment in inventory and accounts receivable normally reaching peaks in the spring and fall of each year. Historically, cash flow from operations has been generated principally in the fourth quarter of each fiscal year.

Cash provided by operating activities was $99.8 million in Fiscal 2005 compared to $68.6 million in Fiscal 2004. The $31.2 million increase in cash flow from operating activities reflects primarily an increase in cash flow from a $20.1 million increase in net earnings, a $6.7 million increase in depreciation and a change in other accrued liabilities of $20.8 million, offset by decreases in cash flow from changes in accounts receivable, accounts payable and inventory of $11.5 million, $11.2 million and $6.6 million, respectively. The $20.8 million increase in cash flow from other accrued liabilities was primarily due to increased bonus accruals. The $11.5 million decrease in cash flow from accounts receivable was primarily due to increased wholesale sales. The $11.2 million decrease in cash flow from accounts payable was primarily due to seasonal declines in Hat World accounts payable from acquisition date and changes in buying patterns. The $6.6 million decrease in cash flow from inventory was due to growth in the retail businesses and the addition of Hat World.

The $5.2 million increase in inventories at January 29, 2005 from January 31, 2004 levels primarily reflects increases in retail inventory to support new store growth.

Accounts receivable at January 29, 2005 increased $4.9 million compared to January 31, 2004 primarily due to increased wholesale sales.

Cash provided by operating activities was $68.6 million in Fiscal 2004 compared to $46.6 million in Fiscal 2003. The $22.0 million increase in cash flow from operating activities reflects primarily an increase in cash flow from changes in inventory, accounts receivable and other accrued liabilities of $27.2 million, $6.2 million and $5.2 million, respectively. The $27.2 million improvement in cash flow from inventory was due to slower growth in our retail inventory and a reduction in the wholesale inventory as the Company tried to align its inventories more closely with sales growth. The $6.2 million improvement in cash flow from accounts receivable was due to the lower wholesale sales. The $5.2 million improvement in cash flow from other accrued liabilities was due to increased tax accruals due to lower tax payments of $5.4 million compared to Fiscal 2003. These increases were offset in part by a $7.8 million decrease in cash flow from changes in accounts payable primarily due to changes in buying patterns and a $7.9 million decrease in net earnings.

The $1.4 million decrease in inventories at January 31, 2004 from February 1, 2003 levels primarily reflects decreases in wholesale inventory.

Accounts receivable at January 31, 2004 decreased $6.6 million compared to February 1, 2003, primarily due to decreased wholesale sales.

Cash provided (or used) due to changes in accounts payable and accrued liabilities are as follows:

	Fiscal Year Ended		
(in thousands)	2005	2004	2003
ACCOUNTS PAYABLE	$ (6,902)	$ 4,305	$ 12,142
ACCRUED LIABILITIES	21,341	530	(4,637)
	$ 14,439	$ 4,835	$ 7,505

The differences in accounts payable for Fiscal 2005 from Fiscal 2004 are due primarily from seasonal declines in Hat World accounts payable from acquisition date and for Fiscal 2004 from Fiscal 2003 are due to changes in buying patterns, inventory levels and payment terms negotiated with individual vendors. The change in accrued liabilities in Fiscal 2005 was due primarily to increased bonus accruals. The change in accrued liabilities in Fiscal 2004 was due primarily to increased tax accruals offset by lower bonus and interest accruals.

Revolving credit borrowings averaged $5.2 million during Fiscal 2005 compared to no borrowings for Fiscal 2004, as cash generated from operations and cash on hand funded most of the seasonal working capital requirements and capital expenditures during Fiscal 2005. On April 1, 2004, the Company entered into a new credit agreement with ten banks, providing for a $100.0 million, five-year term loan and a $75.0 million five-year revolving credit facility.

The following tables set forth aggregate contractual obligations and commitments as of January 29, 2005, excluding contractual interest obligations.

CONTRACTUAL OBLIGATIONS

	Payments Due by Period				
(in thousands)	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
LONG-TERM DEBT	$ 161,250	$ -0-	$ 42,000	$ 33,000	$ 86,250
CAPITAL LEASE OBLIGATIONS	381	357	2	2	20
OPERATING LEASE OBLIGATIONS	605,646	101,491	187,916	147,484	168,755
PURCHASE OBLIGATIONS*	208,009	208,009	-0-	-0-	-0-
OTHER LONG-TERM LIABILITIES**	1,667	166	399	399	703
TOTAL CONTRACTUAL OBLIGATIONS	$ 976,953	$ 310,023	$ 230,317	$ 180,885	$ 255,728

COMMERCIAL COMMITMENTS

	Amount of Commitment Expiration Per Period				
(in thousands)	Total Amounts Committed	Less than 1 year	1–3 years	3–5 years	More than 5 years
LETTERS OF CREDIT	$ 11,114	$ 11,114	$ -0-	$ -0-	$ -0-
TOTAL COMMERCIAL COMMITMENTS	$ 11,114	$ 11,114	$ -0-	$ -0-	$ -0-

* OPEN PURCHASE ORDERS FOR INVENTORY.

** LONG-TERM LIABILITIES INCLUDE A $28.3 MILLION PENSION LIABILITY. THERE IS NO REQUIRED CONTRIBUTION FOR THE PENSION PLAN IN FISCAL 2006. HOWEVER, THE COMPANY MADE A $7.0 MILLION CONTRIBUTION IN MARCH 2005.

CAPITAL EXPENDITURES

Capital expenditures were $39.5 million, $22.5 million and $40.3 million for Fiscal 2005, 2004 and 2003, respectively. The $17.0 million increase in Fiscal 2005 capital expenditures as compared to Fiscal 2004 resulted primarily from the addition of Hat World. The $17.8 million decrease in Fiscal 2004 capital expenditures as compared to Fiscal 2003 resulted primarily from expenditures for the new distribution center which began operations in Fiscal 2003.

Total capital expenditures, net of tenant allowances in Fiscal 2006 are expected to be approximately $47.0 million. These include expected retail capital expenditures of $42.5 million to open approximately 65 Journeys stores, 10 Journeys Kidz stores, 6 Johnston & Murphy stores and factory stores, 25 Underground Station stores, and 90 Hat World stores and to complete 81 major store renovations, including five conversions of Jarman stores to Underground Station stores. The planned amount of capital expenditures in Fiscal 2006 for wholesale operations and other purposes are expected to be approximately $4.5 million, including approximately $2.5 million for new systems to improve customer service and support the Company's growth.

FUTURE CAPITAL NEEDS

The Company used proceeds from the $100.0 million term loan and cash on hand to purchase Hat World. The Company expects that cash on hand and cash provided by operations will be sufficient to fund all of its planned capital expenditures through Fiscal 2006, although the Company plans to borrow under its credit facility from time to time, particularly in the fall, to support seasonal working capital requirements. The approximately $4.1 million of costs associated with discontinued operations that are expected to be incurred during the next twelve months are also expected to be funded from cash on hand and borrowings under the revolving credit agreement.

In total, the Company's board of directors has authorized the repurchase, from time to time, of up to 7.5 million shares of the Company's common stock. There were 398,300 shares remaining to be repurchased under these authorizations as of January 29, 2005. The board has subsequently reduced the repurchase authorization to 100,000 shares in view of the Hat World acquisition. Any purchases would be funded from available cash and borrowings under the revolving credit agreement. The Company has repurchased a total of 7.1 million shares at a cost of $71.3 million under a series of authorizations since Fiscal 1999. The Company did not repurchase any shares during Fiscal 2005.

There were $11.1 million of letters of credit outstanding under the revolving credit agreement at January 29, 2005, leaving availability under the revolving credit agreement of $63.9 million. The revolving credit agreement requires the Company to meet certain financial ratios and covenants, including minimum tangible net worth, fixed charge coverage and lease adjusted debt to EBITDAR ratios. The Company was in compliance with these financial covenants at January 29, 2005.

The Company's revolving credit agreement restricts the payment of dividends and other payments with respect to common stock, including repurchases (although the Company may make payments with respect to preferred stock). At January 29, 2005, $9.7 million was available for such payments related to common stock. The aggregate of annual dividend requirements on the Company's Subordinated Serial Preferred Stock, $2.30 Series 1, $4.75 Series 3 and $4.75 Series 4, and on its $1.50 Subordinated Cumulative Preferred Stock is $292,000.

On April 1, 2004, the Company entered into a credit agreement with Bank of America, N.A. and certain other lenders, providing for a $100.0 million five year term loan and a revolving credit facility of $75.0 million. The proceeds of the term loan were used to fund a portion of the purchase price for the Hat World acquisition. The revolving credit facility is available for working capital and general corporate purposes, and provides for the issuance of commercial and standby letters of credit.

Quarterly principal amortization of the term loan commenced during the fourth quarter of Fiscal 2005, and the final maturity of the term loan and the revolving credit facility occurs on April 1, 2009. Mandatory prepayments are required in connection with certain asset dispositions, debt issuances and equity issuances. Interest and fees are determined according to a price grid providing margins over LIBOR and an alternate base rate. The applicable margins are determined by the Company's leverage (lease adjusted debt to EBITDAR) ratio.

These credit facilities are guaranteed by each subsidiary of the Company whose assets exceed 5% of the consolidated assets of the Company and its subsidiaries or whose revenue or net income exceeds 10% of the consolidated net income of the Company and its subsidiaries. These credit facilities are secured by substantially all of the material assets of the Company and the guarantors.

The credit agreement requires the Company to maintain a consolidated tangible net worth in excess of a specified amount that is adjusted in accordance with the Company's consolidated net income. The credit agreement also requires the Company to meet specified ratio requirements with respect to leverage (lease adjusted debt to EBITDAR) and fixed charge coverage, and restricts the making of capital expenditures. The credit agreement also contains negative covenants restricting, among other things, indebtedness, liens, investments (including acquisitions), fundamental changes and restricted payments (including repurchasing the Company's common stock or declaring cash dividends in respect thereof).

ENVIRONMENTAL AND OTHER CONTINGENCIES

The Company is subject to certain loss contingencies related to environmental proceedings and other legal matters, including those disclosed in Note 14 to the Company's Consolidated Financial Statements. The Company has made provisions for certain of these contingencies, including approximately $0.9 million reflected in Fiscal 2005, $1.8 million reflected in Fiscal 2004 and $0.3 million reflected in Fiscal 2003. The Company monitors these matters on an ongoing basis and, on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as management deems necessary in view of changes in available information. Changes in estimates of liability are reported in the periods when they occur. Consequently, management believes that its reserve in relation to each proceeding is a reasonable estimate of the probable loss connected to the proceeding, or in cases in which no reasonable estimate is possible, the minimum amount in the range of estimated losses, based upon its analysis of the facts and circumstances as of the close of the most recent fiscal quarter. However, because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves may not be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon the Company's financial condition or results of operations.

FINANCIAL MARKET RISK

The following discusses the Company's exposure to financial market risk related to changes in interest rates and foreign currency exchange rates.

Outstanding Debt of the Company—The Company's outstanding long-term debt of $86.3 million 4 1/8% Convertible Subordinated Debentures due June 15, 2023 bears interest at a fixed rate. Accordingly, there would be no immediate impact on the Company's interest expense related to the debentures, due to fluctuations in market interest rates. The Company's $75.0 million outstanding under the term loan bears interest according to a pricing grid providing margins over LIBOR or Alternate Base Rate. The Company entered into three separate interest rate swap agreements as a means of managing its interest rate exposure on the $75.0 million term loan. The aggregate notional amount of the swaps is $65.0 million. At January 29, 2005, the net gain on these interest rate swaps was $0.2 million. As of January 29, 2005, a 1% adverse change in the three month LIBOR interest rate would increase the Company's interest expense on the $75.0 million term loan by approximately $0.1 million on an annual basis.

Cash and Cash Equivalents—The Company's cash and cash equivalent balances are invested in financial instruments with original maturities of three months or less. The Company does not have significant exposure to changing interest rates on invested cash at January 29, 2005. As a result, the Company considers the interest rate market risk implicit in these investments at January 29, 2005 to be low.

Foreign Currency Exchange Rate Risk—Most purchases by the Company from foreign sources are denominated in U.S. dollars. To the extent that import transactions are denominated in other currencies, it is the Company's practice to hedge its risks through the purchase of forward foreign exchange contracts. At January 29, 2005, the Company had $12.8 million of forward foreign exchange contracts for Euro. The Company's policy is not to speculate in derivative instruments for profit on the exchange rate price fluctuation and it does not hold any derivative instruments for trading purposes. Derivative instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. The unrealized gain on contracts outstanding at January 29, 2005 was $0.1 million based on current spot rates. As of January 29, 2005, a 10% adverse change in foreign currency exchange rates from market rates would decrease the fair value of the contracts by approximately $1.4 million.

Accounts Receivable—The Company's accounts receivable balance at January 29, 2005 is concentrated in its two wholesale businesses, which sell primarily to department stores and independent retailers across the United States. One customer accounted for 16% and no other customer accounted for more than 8% of the Company's trade accounts receivable balance as of January 29, 2005. The Company monitors the credit quality of its customers and establishes an allowance for doubtful accounts based upon factors surrounding credit risk, historical trends and other information; however, credit risk is affected by conditions or occurrences within the economy and the retail industry, as well as company-specific information.

Summary—Based on the Company's overall market interest rate and foreign currency rate exposure at January 29, 2005, the Company believes that the effect, if any, of reasonably possible near-term changes in interest rates on the Company's consolidated financial position, results of operations or cash flows for Fiscal 2006 would not be material. However, fluctuations in foreign currency exchange rates could have a material effect on the Company's consolidated financial position, results of operations or cash flows for Fiscal 2006.

NEW ACCOUNTING PRINCIPLES

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." The purpose of this statement is to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and waste material. ARB No. 43 stated that under some circumstances these costs may be so abnormal that they are required to be treated as current period costs. SFAS 151 requires that these costs be treated as current period costs regardless of whether they meet the criteria of "so abnormal." The provisions of SFAS 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Although the Company will continue to evaluate the application of SFAS 151, management does not believe adoption will have a material impact on the Company's financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the Statements of Earnings based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans.

SFAS No. 123(R) is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005 (the third quarter of Fiscal 2006 for the Company).

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)'s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123 (R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net earnings and earnings per share in Note 1 to our consolidated financial statements. The pro forma amounts were calculated using a Black-Scholes option pricing model and may not be indicative of amounts which should be expected in future years. As of the date of this filing, the Company has not determined which option pricing model is most appropriate for future option grants or which method of adoption the Company will apply. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $3.3 million, $0.1 million, and $0.5 million in Fiscal 2005, 2004 and 2003, respectively.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29." SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier application permitted. Although the Company will continue to evaluate the application of SFAS No. 153, management does not believe adoption will have a material impact on the Company's financial position or results of operations.

In November 2004, the Emerging Issues Task Force (EITF) issued Consensus No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share." The Consensus addresses when to include contingently convertible debt instruments in diluted earnings per share. The Consensus requires companies to include the convertible debt in diluted earnings per share regardless of whether the market price trigger has been met. The Company's diluted earnings per share calculation for Fiscal 2005 includes an additional 3.9 million shares and a net after tax interest add back of $2.5 million. The Consensus is effective for periods ending after December 15, 2004 and requires restatement of prior period diluted earnings per share. Earnings per share for the first, second and third quarters of Fiscal 2005 and the third and fourth quarters of Fiscal 2004 as well as the year for Fiscal 2004 have been restated.

INFLATION

The Company does not believe inflation has had a material impact on sales or operating results during periods covered in this discussion.

FINANCIAL SUMMARY

Fiscal years 2001 through 2004 have been restated to reflect adjustments that are further discussed in Note 2 to the Consolidated Financial Statements.

In Thousands except per common share data, financial statistics and other data	Fiscal Year End 2005	2004	2003	2002	2001
RESULTS OF OPERATIONS DATA					
NET SALES	**$1,112,681**	$ 837,379	$ 828,307	$ 746,157	$ 679,337
DEPRECIATION	**31,266**	24,607	21,788	18,348	14,634
EARNINGS BEFORE INTEREST AND TAXES	**88,064**	51,649	66,279	62,198	59,352
PRETAX EARNINGS FROM CONTINUING OPERATIONS	**77,102**	44,360	58,409	54,634	52,152
EARNINGS FROM CONTINUING OPERATIONS	**48,460**	29,025	36,192	37,601	32,313
DISCONTINUED OPERATIONS (NET OF TAX)	**(211)**	(888)	(165)	(1,253)	(3,233)
NET EARNINGS	**$ 48,249**	$ 28,137	$ 36,027	$ 36,348	$ 29,080
PER COMMON SHARE DATA					
EARNINGS FROM CONTINUING OPERATIONS					
BASIC	**$ 2.19**	$ 1.32	$ 1.65	$ 1.70	$ 1.49
DILUTED	**1.92**	1.24	1.46	1.51	1.33
DISCONTINUED OPERATIONS					
BASIC	**(.01)**	(.04)	(.01)	(.05)	(.15)
DILUTED	**(.01)**	(.04)	.00	(.05)	(.12)
NET EARNINGS					
BASIC	**2.18**	1.28	1.64	1.65	1.34
DILUTED	**1.91**	1.20	1.46	1.46	1.21
BALANCE SHEET DATA					
TOTAL ASSETS	**$ 635,571**	$ 448,313	$ 437,856	$ 380,946	$ 363,988
LONG-TERM DEBT	**161,250**	86,250	103,245	103,245	103,500
NON-REDEEMABLE PREFERRED STOCK	**7,474**	7,580	7,599	7,634	7,721
COMMON SHAREHOLDERS' EQUITY	**264,591**	204,665	172,420	151,047	128,719
ADDITIONS TO PROPERTY AND EQUIPMENT	**39,480**	22,540	40,332	51,197	39,342
FINANCIAL STATISTICS					
EARNINGS BEFORE INTEREST AND TAXES AS A PERCENT OF NET SALES	**7.9%**	6.2%	8.0%	8.3%	8.7%
BOOK VALUE PER SHARE	**$ 11.79**	$ 9.42	$ 7.93	$ 6.92	$ 5.94
WORKING CAPITAL	**$ 176,245**	$ 197,569	$ 183,652	$ 166,811	$ 148,033
CURRENT RATIO	**2.4**	3.4	3.3	3.5	2.6
PERCENT LONG-TERM DEBT TO TOTAL CAPITALIZATION	**37.2%**	28.9%	36.4%	39.4%	43.1%
OTHER DATA (END OF YEAR)					
NUMBER OF RETAIL OUTLETS*	**1,618**	1,046	991	908	836
NUMBER OF EMPLOYEES**	**9,600**	6,200	5,700	5,325	4,700

* Includes 486 Hat World stores in Fiscal 2005 acquired April 1, 2004 and 17 Cap Connection stores acquired July 1, 2004. See Note 3 to the Consolidated Financial Statements. Also includes 57 Nautica Retail leased departments in Fiscal 2001.

** Includes over 2,800 Hat World employees in Fiscal 2005.

Reflected in earnings from continuing operations for Fiscal 2005, 2004, 2003, 2002 and 2001 were restructuring and other charges of $1.2 million, $1.9 million, $2.8 million, $5.4 million and $4.4 million, respectively, including $0.3 million and $1.0 million included in gross margin in Fiscal 2002 and 2001, respectively. See Note 4 to the Consolidated Financial Statements for additional information regarding these charges.

Reflected in earnings from continuing operations for Fiscal 2005 was a favorable tax settlement of $0.5 million and for Fiscal 2005, Fiscal 2004 and 2002 were tax benefits of $0.2 million, $1.1 million and $3.5 million, respectively, resulting from the reversal of previously accrued income taxes.

Long-term debt includes current obligations. In April 2004, the Company entered into new credit facilities totaling $175.0 million. Included in the facility was a $100.0 million term loan used to fund a portion of the Hat World acquisition. In June 2003, the Company issued $86.3 million of 4 1/8% convertible subordinated debentures due 2023. The Company used the proceeds plus additional cash to pay off $103.2 million of its 5 1/2% convertible subordinated notes which resulted in a $2.6 million loss on the early retirement of debt reflected in earnings from continuing operations for Fiscal 2004. See Note 7 to the Consolidated Financial Statements for additional information regarding the Company's debt.

The Company has not paid dividends on its Common Stock since 1973. See Notes 7 and 9 to the Consolidated Financial Statements for a description of limitations on the Company's ability to pay dividends.

MANAGEMENT'S RESPONSIBILITY

FOR FINANCIAL STATEMENTS

The consolidated financial statements presented in this report are the responsibility of management and have been prepared in conformity with U.S. generally accepted accounting principles. Some of the amounts included in the financial information are necessarily based on the estimates and judgments of management, which are based upon currently available information and management's view of current conditions and circumstances.

An independent registered public accounting firm audits the Company's consolidated financial statements and management's assessment of and the effectiveness of internal control over financial reporting in accordance with the standards established by the Public Company Accounting Oversight Board.

The audit committee of the board of directors, composed entirely of directors who are not employees of the Company, meets regularly with management, internal audit and the independent registered public accounting firm to review accounting, control, auditing and financial reporting matters. Internal audit and the independent auditors have full and free access to the audit committee and meet (with and without management present) to discuss appropriate matters.

James S. Gulmi
SENIOR VICE PRESIDENT–FINANCE AND CHIEF FINANCIAL OFFICER

Paul D. Williams
CHIEF ACCOUNTING OFFICER

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS
GENESCO INC.

ERNST & YOUNG

We have audited the accompanying consolidated balance sheets of Genesco Inc. and Subsidiaries (the "Company") as of January 29, 2005 and January 31, 2004, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 29, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genesco Inc. and Subsidiaries at January 29, 2005 and January 31, 2004, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended January 29, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated balance sheet as of January 31, 2004 and the statements of earnings, shareholders' equity and cash flows for the fiscal years ended January 31, 2004 and February 1, 2003, have been restated to correct the accounting for leases.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of January 29, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 12, 2005 expressed an unqualified opinion on management's assessment and an adverse opinion on the effectiveness of the internal control over financial reporting.

Ernst & Young LLP

NASHVILLE, TENNESSEE
APRIL 12, 2005

MANAGEMENT'S REPORT

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance that the controls and procedures will meet their objectives.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 29, 2005. In making this assessment, management used the criteria set forth in Internal Control—Integrated Framework drafted by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment identified a material weakness in the Company's internal control related to the selection and monitoring of appropriate assumptions and factors affecting accounting for leases and leasehold improvements. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The Company has restated the previously issued Consolidated Financial Statements. See Note 2 to the Consolidated Financial Statements for a full discussion of the effects of the these changes to the Company's Consolidated Balance Sheet as of January 31, 2004, as well as on the Company's Consolidated Statements of Earnings and Cash Flows for fiscal years 2004 and 2003. Based on management's assessment, management concluded that, as of January 29, 2005, due solely to the material weakness related to the accounting for leases and leasehold improvements, the Company's internal control over financial reporting was not effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of January 29, 2005, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited the Company's Consolidated Financial Statements. Ernst & Young's attestation report on management's assessment of the Company's internal control over financial reporting appears on page 40 hereof.

Dated: April 12, 2005

Hal N. Pennington
CHAIRMAN, PRESIDENT
AND CHIEF EXECUTIVE OFFICER

James S. Gulmi
SENIOR VICE PRESIDENT-FINANCE
AND CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

THE BOARD OF DIRECTORS AND SHAREHOLDERS
GENESCO INC.

ERNST & YOUNG

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Genesco Inc. did not maintain effective internal control over financial reporting as of January 29, 2005, because of the effect of control weaknesses over the selection and monitoring of appropriate assumptions and factors affecting accounting for leases and leasehold improvements, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Genesco Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment. Subsequent to January 29, 2005, management identified as a material weakness the Company's controls over the selection and monitoring of appropriate assumptions and factors affecting accounting for leases and leasehold improvements. As a result of this material weakness in internal control, management concluded that certain expenses, assets and liabilities were misstated and that previously issued financial statements should be restated. See Note 2 to the consolidated financial statements for a full discussion of the effects of these changes to the Company's consolidated financial statements. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the Fiscal 2005 consolidated financial statements, and this report does not affect our report dated April 12, 2005 on those financial statements.

In our opinion, management's assessment that Genesco Inc. did not maintain effective internal control over financial reporting as of January 29, 2005, is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Genesco Inc. has not maintained effective internal control over financial reporting as of January 29, 2005, based on the COSO control criteria.

Ernst & Young LLP

NASHVILLE, TENNESSEE
APRIL 12, 2005

CONSOLIDATED BALANCE SHEETS

In Thousands, except share amounts	As of Fiscal Year End 2005	2004 (as restated, see Note 2)
ASSETS		
CURRENT ASSETS		
CASH AND CASH EQUIVALENTS	$ 60,068	$ 81,549
ACCOUNTS RECEIVABLE, NET OF ALLOWANCES OF $2,166 AT JANUARY 29, 2005 AND $3,464 AT JANUARY 31, 2004	17,906	12,515
INVENTORIES	207,197	167,234
DEFERRED INCOME TAXES	2,699	3,640
PREPAIDS AND OTHER CURRENT ASSETS	18,049	14,835
TOTAL CURRENT ASSETS	305,919	279,773
PROPERTY AND EQUIPMENT:		
LAND	4,972	4,856
BUILDINGS AND BUILDING EQUIPMENT	14,565	13,917
COMPUTER HARDWARE, SOFTWARE AND EQUIPMENT	54,445	45,169
FURNITURE AND FIXTURES	58,679	45,265
CONSTRUCTION IN PROGRESS	6,085	3,469
IMPROVEMENTS TO LEASED PROPERTY	158,692	131,079
PROPERTY AND EQUIPMENT, AT COST	297,438	243,755
ACCUMULATED DEPRECIATION	(128,768)	(106,106)
PROPERTY AND EQUIPMENT, NET	168,670	137,649
DEFERRED INCOME TAXES	329	24,274
GOODWILL	97,223	-0-
TRADEMARKS	47,633	-0-
OTHER INTANGIBLES, NET OF ACCUMULATED AMORTIZATION OF $1,954 AT JANUARY 29, 2005 AND $-0- AT JANUARY 31, 2004	6,632	-0-
OTHER NONCURRENT ASSETS	9,165	6,617
TOTAL ASSETS	$ 635,571	$ 448,313
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	$ 65,599	$ 47,921
ACCRUED EMPLOYEE COMPENSATION	21,836	6,284
ACCRUED OTHER TAXES	10,162	5,055
ACCRUED INCOME TAXES	5,312	8,689
OTHER ACCRUED LIABILITIES	22,640	12,498
PROVISION FOR DISCONTINUED OPERATIONS	4,125	1,757
TOTAL CURRENT LIABILITIES	129,674	82,204
LONG-TERM DEBT	161,250	86,250
PENSION LIABILITY	28,328	25,617
DEFERRED RENT AND OTHER LONG-TERM LIABILITIES	42,576	40,731
PROVISION FOR DISCONTINUED OPERATIONS	1,678	1,266
TOTAL LIABILITIES	363,506	236,068
COMMITMENTS AND CONTINGENT LIABILITIES		
SHAREHOLDERS' EQUITY		
NON-REDEEMABLE PREFERRED STOCK	7,474	7,580
COMMON SHAREHOLDERS' EQUITY:		
COMMON STOCK, $1 PAR VALUE: AUTHORIZED: 80,000,000 SHARES ISSUED/OUTSTANDING: JANUARY 29, 2005—22,925,857/22,437,393 JANUARY 31, 2004—22,211,661/21,723,19722,926	22,926	22,212
ADDITIONAL PAID-IN CAPITAL	109,005	96,612
RETAINED EARNINGS	176,819	128,862
ACCUMULATED OTHER COMPREHENSIVE LOSS	(26,302)	(25,164)
TREASURY SHARES, AT COST	(17,857)	(17,857)
TOTAL SHAREHOLDERS' EQUITY	272,065	212,245
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 635,571	$ 448,313

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF EARNINGS

In Thousands, except per share amounts	Fiscal Year 2005	2004 (as restated, see Note 2)	2003 (as restated, see Note 2)
NET SALES	$1,112,681	$ 837,379	$ 828,307
COST OF SALES	561,597	448,601	438,231
SELLING AND ADMINISTRATIVE EXPENSES	461,799	332,694	320,989
RESTRUCTURING AND OTHER, NET	1,221	1,854	2,808
EARNINGS FROM OPERATIONS	88,064	54,230	66,279
LOSS ON EARLY RETIREMENT OF DEBT	-0-	2,581	-0-
INTEREST EXPENSE, NET:			
INTEREST EXPENSE	11,373	7,902	8,544
INTEREST INCOME	(411)	(613)	(674)
TOTAL INTEREST EXPENSE, NET	10,962	7,289	7,870
EARNINGS BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	77,102	44,360	58,409
INCOME TAX EXPENSE	28,642	15,335	22,217
EARNINGS FROM CONTINUING OPERATIONS	48,460	29,025	36,192
PROVISION FOR DISCONTINUED OPERATIONS, NET	(211)	(888)	(165)
NET EARNINGS	$ 48,249	$ 28,137	$ 36,027
BASIC EARNINGS PER COMMON SHARE:			
CONTINUING OPERATIONS	$ 2.19	$ 1.32	$ 1.65
DISCONTINUED OPERATIONS	$ (.01)	$ (.04)	$ (.01)
NET EARNINGS	$ 2.18	$ 1.28	$ 1.64
DILUTED EARNINGS PER COMMON SHARE:			
CONTINUING OPERATIONS	$ 1.92	$ 1.24	$ 1.46
DISCONTINUED OPERATIONS	$ (.01)	$ (.04)	$ 0.00
NET EARNINGS	$ 1.91	$ 1.20	$ 1.46

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF

CASH FLOWS

In Thousands	Fiscal Year 2005	2004 (as restated, see Note 2)	2003 (as restated, see Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES:			
NET EARNINGS	$ 48,249	$ 28,137	$ 36,027
TAX BENEFIT OF STOCK OPTIONS EXERCISED	3,264	69	516
ADJUSTMENTS TO RECONCILE NET EARNINGS TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:			
DEPRECIATION	31,266	24,607	21,788
DEFERRED INCOME TAXES	6,061	(119)	2,200
PROVISION FOR LOSSES ON ACCOUNTS RECEIVABLE	3	271	55
IMPAIRMENT OF LONG-LIVED ASSETS	1,017	3,794	2,633
LOSS ON RETIREMENT OF DEBT	85	959	-0-
RESTRUCTURING CHARGE (GAIN)	-0-	(1,940)	176
PROVISION FOR DISCONTINUED OPERATIONS	339	1,433	267
OTHER	3,033	1,566	1,154
EFFECT ON CASH OF CHANGES IN WORKING CAPITAL AND OTHER ASSETS AND LIABILITIES NET OF ACQUISITIONS:			
ACCOUNTS RECEIVABLE	(4,900)	6,564	390
INVENTORIES	(5,192)	1,388	(25,766)
OTHER CURRENT ASSETS	(2,743)	(1,276)	(1,127)
ACCOUNTS PAYABLE	(6,902)	4,305	12,142
OTHER ACCRUED LIABILITIES	21,341	530	(4,637)
OTHER ASSETS AND LIABILITIES	4,863	(1,643)	753
NET CASH PROVIDED BY OPERATING ACTIVITIES	99,784	68,645	46,571
CASH FLOWS FROM INVESTING ACTIVITIES:			
CAPITAL EXPENDITURES	(39,480)	(22,540)	(40,332)
ACQUISITIONS, NET OF CASH ACQUIRED	(167,676)	-0-	-0-
PROCEEDS FROM SALE OF PROPERTY AND EQUIPMENT	12	683	93
NET CASH USED IN INVESTING ACTIVITIES	(207,144)	(21,857)	(40,239)
CASH FLOWS FROM FINANCING ACTIVITIES:			
PAYMENTS OF LONG-TERM DEBT	(25,000)	(103,245)	-0-
PAYMENTS OF CAPITAL LEASES	(480)	-0-	-0-
LONG-TERM BORROWINGS	100,000	86,250	-0-
STOCK REPURCHASES	-0-	(1,901)	(4,044)
CHANGE IN OVERDRAFT BALANCES	5,544	(44)	5,405
DIVIDENDS PAID	(292)	(294)	(294)
OPTIONS EXERCISED AND SHARES ISSUED IN EMPLOYEE STOCK PURCHASE PLAN	9,467	1,028	2,147
DEFERRED FINANCING COSTS	(3,360)	(2,961)	-0-
OTHER	-0-	(1)	(1)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	85,879	(21,168)	3,213
NET CASH FLOWS	(21,481)	25,620	9,545
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	81,549	55,929	46,384
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 60,068	$ 81,549	$ 55,929
SUPPLEMENTAL CASH FLOW INFORMATION:			
NET CASH PAID FOR:			
INTEREST	$ 9,854	$ 8,496	$ 8,231
INCOME TAXES	23,796	10,630	16,013

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF

SHAREHOLDERS' EQUITY

In thousands	Total Non-Redeemable Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Comprehensive Income	Total Shareholders' Equity
BALANCE AT FEBRUARY 2, 2002 (AS PREVIOUSLY REPORTED)	$ 7,634	$ 22,331	$ 98,622	$ 67,793	$(17,336)	$(17,857)		$161,187
CUMULATIVE EFFECT OF RESTATEMENT ON PRIOR YEARS (SEE NOTE 2)	-0-	-0-	-0-	(2,507)	-0-	-0-		(2,507)
BALANCE AT FEBRUARY 2, 2002 (AS RESTATED, SEE NOTE 2)	7,634	22,331	98,622	65,286	(17,336)	(17,857)		158,680
NET EARNINGS	-0-	-0-	-0-	36,027	-0-	-0-	36,027	36,027
DIVIDENDS PAID	-0-	-0-	-0-	(294)	-0-	-0-	-0-	(294)
EXERCISE OF OPTIONS	-0-	122	1,443	-0-	-0-	-0-	-0-	1,565
ISSUE SHARES-EMPLOYEE STOCK PURCHASE PLAN	-0-	49	533	-0-	-0-	-0-	-0-	582
TAX EFFECT OF EXERCISE OF STOCK OPTIONS	-0-	-0-	516	-0-	-0-	-0-	-0-	516
STOCK REPURCHASES	-0-	(286)	(3,758)	-0-	-0-	-0-	-0-	(4,044)
GAIN ON FOREIGN CURRENCY FORWARD CONTRACTS (NET OF TAX OF $0.3 MILLION)	-0-	-0-	-0-	-0-	439	-0-	439	439
MINIMUM PENSION LIABILITY ADJUSTMENT (NET OF TAX BENEFIT OF $8.7 MILLION)	-0-	-0-	-0-	-0-	(13,555)	-0-	(13,555)	(13,555)
OTHER	(35)	6	132	-0-	-0-	-0-	-0-	103
COMPREHENSIVE INCOME							22,911	
BALANCE FEBRUARY 1, 2003	7,599	22,222	97,488	101,019	(30,452)	(17,857)		180,019
NET EARNINGS	-0-	-0-	-0-	28,137	-0-	-0-	28,137	28,137
DIVIDENDS PAID	-0-	-0-	-0-	(294)	-0-	-0-	-0-	(294)
EXERCISE OF OPTIONS	-0-	45	624	-0-	-0-	-0-	-0-	669
ISSUE SHARES-EMPLOYEE STOCK PURCHASE PLAN	-0-	32	327	-0-	-0-	-0-	-0-	359
TAX EFFECT OF EXERCISE OF STOCK OPTIONS	-0-	-0-	69	-0-	-0-	-0-	-0-	69
STOCK REPURCHASES	-0-	(117)	(1,784)	-0-	-0-	-0-	-0-	(1,901)
GAIN ON FOREIGN CURRENCY FORWARD CONTRACTS (NET OF TAX OF $0.6 MILLION)	-0-	-0-	-0-	-0-	985	-0-	985	985
MINIMUM PENSION LIABILITY ADJUSTMENT (NET OF TAX OF $2.8 MILLION)	-0-	-0-	-0-	-0-	4,303	-0-	4,303	4,303
OTHER	(19)	30	(112)	-0-	-0-	-0-	-0-	(101)
COMPREHENSIVE INCOME							33,425	
BALANCE JANUARY 31, 2004	7,580	22,212	96,612	128,862	(25,164)	(17,857)		212,245
NET EARNINGS	-0-	-0-	-0-	48,249	-0-	-0-	48,249	48,249
DIVIDENDS PAID	-0-	-0-	-0-	(292)	-0-	-0-	-0-	(292)
EXERCISE OF OPTIONS	-0-	667	8,448	-0-	-0-	-0-	-0-	9,115
ISSUE SHARES-EMPLOYEE STOCK PURCHASE PLAN	-0-	25	327	-0-	-0-	-0-	-0-	352
TAX BENEFIT OF STOCK OPTIONS EXERCISED	-0-	-0-	3,264	-0-	-0-	-0-	-0-	3,264
LOSS ON FOREIGN CURRENCY FORWARD CONTRACTS (NET OF TAX BENEFIT OF $0.6 MILLION)	-0-	-0-	-0-	-0-	(905)	-0-	(905)	(905)
GAIN ON INTEREST RATE SWAPS (NET OF TAX OF $0.1 MILLION)	-0-	-0-	-0-	-0-	157	-0-	157	157
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	-0-	-0-	-0-	-0-	101	-0-	101	101
MINIMUM PENSION LIABILITY ADJUSTMENT (NET OF TAX BENEFIT OF $0.6 MILLION)	-0-	-0-	-0-	-0-	(491)	-0-	(491)	(491)
OTHER	(106)	22	354	-0-	-0-	-0-	-0-	270
COMPREHENSIVE INCOME							$ 47,111	
BALANCE JANUARY 29, 2005	**$ 7,474**	**$22,926**	**$109,005**	**$176,819**	**$(26,302)**	**$(17,857)**		**$272,065**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The Company's businesses include the design or sourcing, marketing and distribution of footwear principally under the Johnston & Murphy and Dockers brands and the operation at January 29, 2005 of 1,618 Jarman, Journeys, Journeys Kidz, Johnston & Murphy, Underground Station, Hat World, Lids, Hat Zone, Cap Connection and Head Quarters retail footwear and headwear stores.

PRINCIPLES OF CONSOLIDATION

All subsidiaries are included in the consolidated financial statements. All significant intercompany transactions and accounts have been eliminated.

FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to January 31. As a result, Fiscal 2005, Fiscal 2004 and Fiscal 2003 were 52-week years with 364 days each. Fiscal Year 2005 ended on January 29, 2005, Fiscal Year 2004 ended on January 31, 2004 and Fiscal Year 2003 ended on February 1, 2003.

FINANCIAL STATEMENT RECLASSIFICATIONS

Certain reclassifications have been made to conform prior years' data to the current year presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant areas requiring management estimates or judgments include the following key financial areas:

INVENTORY VALUATION

The Company values its inventories at the lower of cost or market.

In its wholesale operations, cost is determined using the first-in, first-out (FIFO) method. Market is determined using a system of analysis which evaluates inventory at the stock number level based on factors such as inventory turn, average selling price, inventory level, and selling prices reflected in future orders. The Company provides reserves when the inventory has not been marked down to market based on current selling prices or when the inventory is not turning and is not expected to turn at levels satisfactory to the Company.

In its retail operations, other than the Hat World segment, the Company employs the retail inventory method, applying average cost-to-retail ratios to the retail value of inventories. Under the retail inventory method, valuing inventory at the lower of cost or market is achieved as markdowns are taken or accrued as a reduction of the retail value of inventories.

Inherent in the retail inventory method are subjective judgments and estimates including merchandise mark-on, markups, markdowns, and shrinkage. These judgments and estimates, coupled with the fact that the retail inventory method is an averaging process, could produce a range of cost figures. To reduce the risk of inaccuracy and to ensure consistent presentation, the Company employs the retail inventory method in multiple subclasses of inventory with similar gross margin, and analyzes markdown requirements at the stock number level based on factors such as inventory turn, average selling price, and inventory age. In addition, the Company accrues markdowns as necessary. These additional markdown accruals reflect all of the above factors as well as current agreements to return products to vendors and vendor agreements to provide markdown support. In addition to markdown provisions, the Company maintains provisions for shrinkage and damaged goods based on historical rates.

The Hat World segment employs the moving average cost method for valuing inventories and applies freight using an allocation method. The Company provides a valuation allowance for slow-moving inventory based on negative margins and estimated shrink based on historical experience and specific analysis, where appropriate.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Inherent in the analysis of both wholesale and retail inventory valuation are subjective judgments about current market conditions, fashion trends, and overall economic conditions. Failure to make appropriate conclusions regarding these factors may result in an overstatement or understatement of inventory value.

IMPAIRMENT OF DEFINITE-LIVED LONG-LIVED ASSETS

The Company periodically assesses the realizability of its definite-lived long-lived assets and evaluates such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount. Inherent in the analysis of impairment are subjective judgments about future cash flows. Failure to make appropriate conclusions regarding these judgments may result in an overstatement of the value of definite-lived long-lived assets.

ENVIRONMENTAL AND OTHER CONTINGENCIES

The Company is subject to certain loss contingencies related to environmental proceedings and other legal matters, including those disclosed in Note 14 to the Company's Consolidated Financial Statements. The Company monitors these matters on an ongoing basis and, on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as management deems necessary in view of changes in available information. Changes in estimates of liability are reported in the periods when they occur. Consequently, management believes that its reserve in relation to each proceeding is a best estimate of probable loss connected to the proceeding, or in cases in which no best estimate is possible, the minimum amount in the range of estimated losses, based upon its analysis of the facts and circumstance as of the close of the most recent fiscal quarter. However, because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves will be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon the Company's financial condition or results of operations.

REVENUE RECOGNITION

Retail sales are recorded at the point of sale and are net of estimated returns. Catalog and internet sales are recorded at time of delivery to the customer and are net of estimated returns. Wholesale revenue is recorded net of estimated returns and allowances for markdowns, damages and miscellaneous claims when the related goods have been shipped and legal title has passed to the customer. Shipping and handling costs charged to customers are included in net sales. Estimated returns are based on historical returns and claims. Actual amounts of markdowns have not differed materially from estimates. Actual returns and claims in any future period may differ from historical experience.

PENSION PLAN ACCOUNTING

The Company accounts for the defined benefit pension plans using SFAS No. 87, "Employer's Accounting for Pensions." Under SFAS No. 87, pension expense is recognized on an accrual basis over employees' approximate service periods. The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate, as well as the recognition of actuarial gains and losses. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents at January 29, 2005 and January 31, 2004, are cash equivalents of $51.3 million and $71.1 million, respectively. Cash equivalents are highly-liquid debt instruments having an original maturity of three months or less. The majority of payments due from banks for customer credit card transactions process within 24 - 48 hours and are accordingly classified as cash and cash equivalents.

At January 29, 2005 and January 31, 2004, outstanding checks drawn on zero-balance accounts at certain domestic banks exceeded book cash balances at those banks by approximately $17.6 million and $12.0 million, respectively. These amounts are included in trade accounts payable.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

CONCENTRATION OF CREDIT RISK AND ALLOWANCES ON ACCOUNTS RECEIVABLE

The Company's footwear wholesaling business sells primarily to independent retailers and department stores across the United States. Receivables arising from these sales are not collateralized. Credit risk is affected by conditions or occurrences within the economy and the retail industry. One customer accounted for 16% of the Company's trade receivables balance as of January 29, 2005 and no other customer accounted for more than 8% of the Company's trade receivables balance as of January 29, 2005.

The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information as well as company specific factors. The Company also establishes allowances for sales returns, customer deductions and co-op advertising based on specific circumstances, historical trends and projected probable outcomes.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated or amortized over the estimated useful life of related assets. Depreciation and amortization expense are computed principally by the straight-line method over the following estimated useful lives:

BUILDINGS AND BUILDING EQUIPMENT	20–45 YEARS
COMPUTER HARDWARE, SOFTWARE AND EQUIPMENT	3–10 YEARS
FURNITURE AND FIXTURES	10 YEARS

LEASES

Leasehold improvements and properties under capital leases are amortized on the straight-line method over the shorter of their useful lives or their related lease terms and the charge to earnings is included in depreciation expense in the Consolidated Statements of Earnings.

Certain leases include rent increases during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the term of the lease (which includes the pre-opening period of construction, renovation, fixturing and merchandise placement) and records the difference between the amounts charged to operations and amounts paid as a rent liability. Rent is recognized on a straight-line basis over the lease term, which includes any rent holiday period.

The Company occasionally receives reimbursements from landlords to be used toward construction of the store the Company intends to lease. Leasehold improvements are recorded at their gross costs including items reimbursed by landlords. The reimbursements are amortized as a reduction of rent expense over the initial lease term.

GOODWILL AND OTHER INTANGIBLES

Under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets with indefinite lives are no longer amortized, but tested at least annually for impairment. This Statement also requires that intangible assets with finite lives be amortized over their respective lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Identifiable intangible assets of the Company are primarily goodwill and indefinite-lived trademarks acquired in connection with the acquisition of Hat World Corporation on April 1, 2004. Identifiable intangible assets with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of an identifiable intangible asset to the Company is based upon a number of factors including the effects of demand, competition and the level of maintenance expenditures required to obtain future cash flows.

The Company tests for impairment of identifiable intangible assets with an indefinite life, at a minimum on an annual basis, relying on a number of factors including operating results, business plans and projected future cash flows. The impairment test for identifiable assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying amount.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Identifiable intangible assets of the Company with finite lives are primarily leases and customer lists. They are subject to amortization and are evaluated for impairment using a process similar to that used to evaluate other definite-lived long-lived assets. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset.

Based on the results of its annual review at January 29, 2005, management has determined there are no indicators of impairment requiring further analysis.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company's financial instruments at January 29, 2005 and January 31, 2004 are:

FAIR VALUES

	2005		2004	
In thousands	Carrying Amount	Fair Value	Carrying Amount	Fair Value
LONG-TERM DEBT	$ 86,250	$ 125,367	$ 86,250	$ 94,314

Carrying amounts reported on the balance sheet for cash, cash equivalents, receivables, foreign currency hedges and accounts payable approximate fair value due to the short-term maturity of these instruments.

The fair value of the Company's long-term debt was based on dealer prices on the respective balance sheet dates.

POST-RETIREMENT BENEFITS

Substantially all full-time employees, except employees in the Hat World segment, are covered by a defined benefit pension plan. The Company froze the defined benefit pension plan effective January 1, 2005 (see Note 11). The Company also provides certain former employees with limited medical and life insurance benefits. The Company funds at least the minimum amount required by the Employee Retirement Income Security Act.

COST OF SALES

For the Company's retail operations, the cost of sales includes actual product cost, the cost of transportation to the Company's warehouses from suppliers and the cost of transportation from the Company's warehouses to the stores. Additionally, the cost of its distribution facilities allocated to its retail operations is included in cost of sales.

For the Company's wholesale operations, the cost of sales includes the actual product cost and the cost of transportation to the Company's warehouses from suppliers.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses include all operating costs of the Company excluding (i) those related to the transportation of products from the supplier to the warehouse, (ii) for its retail operations, those related to the transportation of products from the warehouse to the store and (iii) costs of its distribution facilities which are allocated to its retail operations. Wholesale and unallocated retail costs of distribution are included in selling and administrative expenses in the amounts of $5.9 million, $8.7 million and $6.4 million for Fiscal 2005, 2004 and 2003, respectively.

BUYING, MERCHANDISING AND OCCUPANCY COSTS

The Company records buying and merchandising and occupancy costs in selling and administrative expense. Because the Company does not include these costs in cost of sales, the Company's gross margin may not be comparable to other retailers that include these costs in the calculation of gross margin.

SHIPPING AND HANDLING COSTS

Shipping and handling costs related to inventory purchased from suppliers is included in the cost of inventory and is charged to cost of sales in the period that the inventory is sold. Shipping and handling costs are charged to cost of sales in the period incurred except for wholesale and unallocated retail costs of distribution, which are included in selling and administrative expenses.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

PREOPENING COSTS

Costs associated with the opening of new stores are expensed as incurred, and are included in selling and administrative expenses on the accompanying Statements of Earnings.

STORE CLOSINGS AND EXIT COSTS

From time to time, the Company makes strategic decisions to close stores or exit locations or activities. If stores or operating activities to be closed or exited constitute components, as defined by SFAS No. 144 (adopted in Fiscal 2002), and will not result in a migration of customers and cash flows, these closures will be considered discontinued operations when the related assets meet the criteria to be classified as held for sale, or at the cease-use date, whichever occurs first. The results of operations of discontinued operations are presented retroactively, net of tax, as a separate component on the Statement of Earnings, if material individually or cumulatively.

Assets related to planned store closures or other exit activities are reflected as assets held for sale and recorded at the lower of carrying value or fair value less costs to sell when the required criteria, as defined by SFAS No. 144, are satisfied. Depreciation ceases on the date that the held for sale criteria are met.

Assets related to planned store closures or other exit activities that do not meet the criteria to be classified as held for sale are evaluated for impairment in accordance with the Company's normal impairment policy, but with consideration given to revised estimates of future cash flows. In any event, the remaining depreciable useful lives are evaluated and adjusted as necessary.

Exit costs related to anticipated lease termination costs, severance benefits and other expected charges are accrued for and recognized in accordance with SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities" (adopted in Fiscal 2003).

ADVERTISING COSTS

Advertising costs are predominantly expensed as incurred. Advertising costs were $25.0 million, $20.3 million and $22.6 million for Fiscal 2005, 2004 and 2003, respectively. Direct response advertising costs for catalogs are capitalized, in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position No. 93-7, "Reporting on Advertising Costs." Such costs are amortized over the estimated future revenues realized from such advertising, not to exceed six months. The consolidated balance sheets included prepaid assets for direct response advertising costs of $1.2 million at January 29, 2005 and $0.8 million at January 31, 2004.

CONSIDERATION TO RESELLERS

The Company does not have any written buy-down programs with retailers, but the Company has provided certain retailers with markdown allowances for obsolete and slow moving products that are in the retailer's inventory. The Company estimates these allowances and provides for them as reductions to revenues at the time revenues are recorded. Markdowns are negotiated with retailers and changes are made to the estimates as agreements are reached. Actual amounts for markdowns have not differed materially from estimates.

COOPERATIVE ADVERTISING

Cooperative advertising funds are made available to all of the Company's retail customers. In order for retailers to receive reimbursement under such programs, the retailer must meet specified advertising guidelines and provide appropriate documentation of expenses to be reimbursed. The Company's cooperative advertising agreements require that retail customers present documentation or other evidence of specific advertisements or display materials used for the Company's products by submitting the actual print advertisements presented in catalogs, newspaper inserts or other advertising circulars, or by permitting physical inspection of displays. Additionally, the Company's cooperative advertising agreements require that the amount of reimbursement requested for such advertising or materials be supported by invoices or other evidence of the actual costs incurred by the retailer. The Company accounts for these cooperative advertising costs as selling and administrative expenses, in accordance with EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)."

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Cooperative advertising costs recognized in selling and administrative expenses were $2.4 million, $2.5 million and $3.5 million in Fiscal 2005, 2004 and 2003, respectively. During Fiscal 2005, 2004 and 2003, the Company's cooperative advertising reimbursements paid did not exceed the fair value of the benefits received under those agreements.

VENDOR ALLOWANCES

From time to time the Company negotiates allowances from its vendors for markdowns taken or expected to be taken. These markdowns are typically negotiated on specific merchandise and for specific amounts. These specific allowances are recognized as a reduction in cost of sales in the period in which the markdowns are taken. Markdown allowances not attached to specific inventory on hand or already sold are applied to concurrent or future purchases from each respective vendor.

The Company receives support from some of its vendors in the form of reimbursements for cooperative advertising and catalog costs for the launch and promotion of certain products. The reimbursements are agreed upon with vendors and represent specific, incremental, identifiable costs incurred by the Company in selling the vendor's products. Such costs and the related reimbursements are accumulated and monitored on an individual vendor basis, pursuant to the respective cooperative advertising agreements with vendors. Such cooperative advertising reimbursements are recorded as a reduction of selling and administrative expenses in the same period in which the associated expense is incurred. If the amount of cash consideration received exceeds the costs being reimbursed, such excess amount would be recorded as a reduction of cost of sales.

Vendor reimbursements of cooperative advertising costs recognized as a reduction of selling and administrative expenses were $3.7 million, $2.3 million and $2.5 million for Fiscal 2005, 2004 and 2003, respectively. During Fiscal 2005, 2004 and 2003, the Company's cooperative advertising reimbursements received were not in excess of the costs reimbursed.

ENVIRONMENTAL COSTS

Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated and are evaluated independently of any future claims for recovery. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

INCOME TAXES

Deferred income taxes are provided for all temporary differences and operating loss and tax credit carryforwards limited, in the case of deferred tax assets, to the amount the Company believes is more likely than not to be realized in the foreseeable future.

EARNINGS PER COMMON SHARE

Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities to issue common stock were exercised or converted to common stock (see Note 12).

OTHER COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income," requires, among other things, the Company's minimum pension liability adjustment, unrealized gains or losses on foreign currency forward contracts, unrealized gains and losses on interest rate swaps and foreign currency translation adjustments to be included in other comprehensive income net of tax. Accumulated other comprehensive loss at January 29, 2005 consists of $27.0 million of cumulative minimum pension liability adjustments, net of tax, cumulative net gains of $0.4 million on foreign currency forward contracts, net of tax, cumulative net gains of $0.2 million on interest rate swaps, net of tax, and a $0.1 million foreign currency translation adjustment.

BUSINESS SEGMENTS

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that companies disclose "operating segments" based on the way management disaggregates the Company for making internal operating decisions (see Note 15).

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of SFAS No. 133," SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," (collectively "SFAS 133") require an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and to measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a fair value hedge or a cash flow hedge. The accounting for changes in the fair value of a derivative are recorded each period in current earnings or in other comprehensive income depending on the intended use of the derivative and the resulting designation.

STOCK INCENTIVE PLANS

The Company implemented SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," in the fourth quarter of Fiscal 2003. This statement amends the disclosure provisions of SFAS No. 123, "Accounting for Stock Based Compensation," to require prominent disclosure about the effect on reported net earnings of an entity's accounting policy decisions with respect to stock-based employee compensation and amends Accounting Principles Board (APB) Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information.

As of January 29, 2005, the Company had two fixed stock incentive plans and one restricted stock incentive plan. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation cost has been recognized other than for its restricted stock incentive plan. The compensation cost that has been charged against income for its restricted stock incentive plans was $0.4 million, $0.5 million and $0.4 million, net of tax, for Fiscal 2005, 2004 and 2003, respectively. There was no additional stock incentive plan compensation reflected in net earnings, as all options granted under the fixed stock incentive plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation cost for all of the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methodology prescribed by SFAS No. 123 "Accounting for Stock-Based Compensation" (as amended by SFAS No. 148), the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

	Fiscal Years		
(In thousands, except per share amounts)	**2005**	2004	2003
NET EARNINGS, AS REPORTED	**$ 48,249**	$ 28,137	$ 36,027
ADD: STOCK-BASED EMPLOYEE COMPENSATION EXPENSE INCLUDED IN REPORTED NET EARNINGS, NET OF RELATED TAX EFFECTS	**418**	520	444
DEDUCT: TOTAL STOCK-BASED EMPLOYEE COMPENSATION EXPENSE DETERMINED UNDER FAIR VALUE BASED METHOD FOR ALL AWARDS, NET OF RELATED TAX EFFECTS	**(2,853)**	(2,320)	(2,171)
PRO FORMA NET EARNINGS	**$ 45,814**	$ 26,337	$ 34,300
EARNINGS PER SHARE:			
BASIC – AS REPORTED	**$ 2.18**	$ 1.28	$ 1.64
BASIC – PRO FORMA	**$ 2.07**	$ 1.20	$ 1.56
DILUTED – AS REPORTED	**$ 1.91**	$ 1.20	$ 1.46
DILUTED – PRO FORMA	**$ 1.82**	$ 1.13	$ 1.39

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

NEW ACCOUNTING PRINCIPLES

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." The purpose of this statement is to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and waste material. ARB No. 43 stated that under some circumstances these costs may be so abnormal that they are required to be treated as current period costs. SFAS 151 requires that these costs be treated as current period costs regardless of whether they meet the criteria of "so abnormal." The provisions of SFAS 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Although the Company will continue to evaluate the application of SFAS 151, management does not believe adoption will have a material impact on the Company's financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the Statements of Earnings based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans.

SFAS No. 123(R) is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005 (the third quarter of Fiscal 2006 for the Company).

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)'s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net earnings and earnings per share in Note 1. The pro forma amounts were calculated using a Black-Scholes option pricing model and may not be indicative of amounts which should be expected in future years. As of the date of this filing, the Company has not determined which option pricing model is most appropriate for future option grants or which method of adoption the Company will apply. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $3.3 million, $0.1 million, and $0.5 million in Fiscal 2005, 2004 and 2003, respectively.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29." SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier application permitted. Although the Company will continue to evaluate the application of SFAS No. 153, management does not believe adoption will have a material impact on the Company's financial position or results of operations.

In November 2004, the EITF issued Consensus No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share." The Consensus addresses when to include contingently convertible debt instruments in diluted earnings per share. The Consensus requires companies to include the convertible debt in diluted earnings per share regardless of whether the market price trigger has been met. The Company's diluted earnings per share calculation for Fiscal 2005 includes an additional 3.9 million shares and a net after tax interest add back of $2.5 million. The Consensus is effective for periods ending after December 15, 2004 and requires restatement of prior period diluted earnings per share. Earnings per share for the first, second and third quarters of Fiscal 2005 and the third and fourth quarters of Fiscal 2004 as well as the year for Fiscal 2004 have been restated.

NOTE 2: RESTATEMENT OF FINANCIAL STATEMENTS

On February 7, 2005, the Office of the Chief Accountant of the SEC issued a letter to the American Institute of Certified Public Accountants expressing its views regarding certain operating lease accounting issues and their application under generally accepted accounting principles ("GAAP"). In light of this letter, the Company's management initiated a review of the Company's lease-related accounting methods and determined that the Company's methods of accounting for (1) amortization of leasehold improvements, (2) leasehold improvements funded by landlord incentives and (3) rent expense prior to commencement of operations and rent payments, while in line with common industry practice, were not in accordance with GAAP. As a result, the Company restated its consolidated financial statements for each of the fiscal years ended January 31, 2004, February 1, 2003, and the first three quarters of Fiscal 2005 included in this Report.

Previously the Company had amortized certain of its leasehold improvements over the lease term, including the first five-year renewal option for initial term leases of 10 years or less. Management determined that the appropriate interpretation of the lease term under SFAS No. 13, "Accounting for Leases," is the sum of the fixed noncancellable term and any options where, at the inception of the lease, renewal is reasonably assured. Management determined that renewal of the majority of lease terms associated with leasehold improvements whose useful lives included the option period, while expected, were not reasonably assured under SFAS No. 13. Accordingly, the Company accelerated the amortization of those leasehold improvements to coincide with the end of the fixed noncancellable term of the lease, unless the Company would incur an economic penalty for not renewing the lease.

Additionally, the Company had historically accounted for leasehold improvements funded by landlord incentives as reductions in the cost of the related leasehold improvements reflected in the Consolidated Balance Sheets and the capital expenditures reflected in investing activities in the Consolidated Statements of Cash Flows. Management determined that the appropriate interpretation of Financial Accounting Standards Board Technical Bulletin No. 88-1, "Issues Relating to Accounting for Leases," requires these incentives to be recorded as deferred rent liabilities in the Consolidated Balance Sheets and as a component of operating activities in the Consolidated Statements of Cash Flows. Additionally, this adjustment resulted in a reclassification of the deferred rent amortization from depreciation and amortization expense to rent expense, both included in selling and administrative expenses in the Consolidated Statements of Earnings and included as an additional cost component of capital expenditures in investing activities in the Consolidated Statements of Cash Flows. This adjustment also resulted in additional impairment charges reflected in restructuring and other, net in the Consolidated Statements of Earnings.

NOTE 2: RESTATEMENT OF FINANCIAL STATEMENTS, CONTINUED

Finally, the Company had historically recognized rent holiday periods on a straight-line basis over the lease term commencing on the related retail store opening date. The store opening date coincides with the commencement of business operations, which is the intended use of the property. Management re-evaluated Financial Accounting Standards Board Technical Bulletin No. 85-3, "Accounting for Operating Leases with Scheduled Rent Increases," and determined that, consistent with the letter issued by the Office of the Chief Accountant, the lease term should include the pre-opening period of construction, renovation, fixturing and merchandise placement (typically one to two months prior to store opening). The correction of this error requires the Company to record additional deferred rent in other long-term liabilities and to adjust retained earnings in the Consolidated Balance Sheet, as well as to restate rent expense in selling and administrative expenses in the Consolidated Statements of Earnings.

The cumulative effect of these corrections is a reduction to retained earnings of $2.5 million (net of taxes of $1.6 million) as of the beginning of Fiscal 2003 and reductions to retained earnings of $0.2 million (net of taxes of $0.1 million), $0.6 million (net of taxes of $0.4 million) and $0.3 million (net of taxes of $0.2 million) for the fiscal years ended 2005, 2004 and 2003, respectively. These adjustments did not have any impact on the overall cash flows of the Company.

Following is a summary of the effects of these changes on the Company's Consolidated Balance Sheet as of January 31, 2004, as well as on the Company's Consolidated Statements of Earnings and Cash Flows for fiscal years 2004 and 2003, (in thousands, except per share amounts):

CONSOLIDATED STATEMENTS OF EARNINGS

	As Previously Reported	Adjustments	As Restated
FISCAL YEAR ENDED JANUARY 31, 2004:			
SELLING AND ADMINISTRATIVE EXPENSES	$ 332,674	$ 20	$ 332,694
RESTRUCTURING AND OTHER, NET	901	953	1,854
EARNINGS FROM OPERATIONS	55,203	(973)	54,230
EARNINGS BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	45,333	(973)	44,360
INCOME TAX EXPENSE	15,715	(380)	15,335
NET EARNINGS	$ 28,730	$ (593)	$ 28,137
NET EARNINGS PER COMMON SHARE – BASIC	$ 1.31	$ (0.03)	$ 1.28
NET EARNINGS PER COMMON SHARE – DILUTED	$ 1.23	$ (0.03)	$ 1.20
FISCAL YEAR ENDED FEBRUARY 1, 2003:			
SELLING AND ADMINISTRATIVE EXPENSES	$ 320,833	$ 156	$ 320,989
RESTRUCTURING AND OTHER, NET	2,549	259	2,808
EARNINGS FROM OPERATIONS	66,694	(415)	66,279
EARNINGS BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	58,824	(415)	58,409
INCOME TAX EXPENSE	22,379	(162)	22,217
NET EARNINGS	$ 36,280	$ (253)	$ 36,027
NET EARNINGS PER COMMON SHARE – BASIC	$ 1.65	$ (0.01)	$ 1.64
NET EARNINGS PER COMMON SHARE – DILUTED	$ 1.47	$ (0.01)	$ 1.46

NOTE 2: RESTATEMENT OF FINANCIAL STATEMENTS, CONTINUED

CONSOLIDATED BALANCE SHEET

	As Previously Reported	Adjustments	As Restated
JANUARY 31, 2004:			
DEFERRED INCOME TAXES – CURRENT	$ 7,633	$ (3,993)	$ 3,640
PROPERTY AND EQUIPMENT, NET	121,667	15,982	137,649
DEFERRED INCOME TAXES – NON-CURRENT	18,137	6,137	24,274
TOTAL ASSETS	430,187	18,126	448,313
TOTAL CURRENT LIABILITIES*	92,442	(10,238)	82,204
DEFERRED RENT AND OTHER LONG-TERM LIABILITIES	9,014	31,717	40,731
RETAINED EARNINGS	132,215	(3,353)	128,862
TOTAL SHAREHOLDERS' EQUITY	215,598	(3,353)	212,245
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 430,187	$ 18,126	$ 448,313

*DEFERRED RENT RECLASSIFIED TO OTHER LONG-TERM LIABILITIES.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	As Previously Reported	Adjustments	As Restated
FISCAL YEAR ENDED JANUARY 31, 2004:			
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 65,626	3,019	$ 68,645
NET CASH USED IN INVESTING ACTIVITIES	(18,838)	(3,019)	(21,857)
FISCAL YEAR ENDED FEBRUARY 1, 2003:			
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 42,515	4,056	$ 46,571
NET CASH USED IN INVESTING ACTIVITIES	(36,183)	(4,056)	(40,239)

NOTE 3: ACQUISITIONS

HAT WORLD ACQUISITION

On April 1, 2004, the Company completed the acquisition of 100% of the outstanding common shares of Hat World Corporation ("Hat World") for a total purchase price of approximately $179 million, including adjustments for $12.6 million of net cash acquired, a $1.2 million subsequent working capital adjustment and direct acquisition expenses of $2.8 million. The release of the final escrow that could result in further adjustments to the purchase price will occur after April 1, 2005. The results of Hat World's operations have been included in the consolidated financial statements since that date. Headquartered in Indianapolis, Indiana, Hat World is a leading specialty retailer of licensed and branded headwear sold through 533 retail stores as of January 29, 2005. The Company believes the acquisition will enhance its strategic development and prospects for growth.

The acquisition has been accounted for using the purchase method in accordance with SFAS No. 141, "Business Combinations." Accordingly, the total purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at acquisition as follows (amounts in thousands):

AT APRIL 1, 2004	
INVENTORIES	$ 33,888
PROPERTY AND EQUIPMENT	24,278
UNAMORTIZABLE INTANGIBLE ASSETS (INDEFINITE-LIVED TRADEMARKS)	47,324
AMORTIZABLE INTANGIBLES (PRIMARILY LEASE WRITE-UP)	8,586
GOODWILL	97,223
OTHER ASSETS	3,817
ACCOUNTS PAYABLE	(19,036)
NONCURRENT DEFERRED TAX LIABILITY	(22,828)
OTHER LIABILITIES	(6,934)
NET ASSETS ACQUIRED	$ 166,318

The trademarks acquired include the concept names and are deemed to have an indefinite life. Finite-lived intangibles include a $0.3 million customer list and an $8.3 million asset to reflect the adjustment of acquired leases to market. The weighted average amortization period for the asset to adjust acquired leases to market is 4.2 years. The goodwill related to the Hat World acquisition is not deductible for tax purposes.

The following pro forma information presents the results of operations of the Company as if the Hat World acquisition had taken place at the beginning of all periods presented in the table below. Pro forma adjustments have been made to reflect additional interest expense from the $100.0 million in debt associated with the acquisition. The pro forma results of operations include $2.0 million of non-recurring transaction costs incurred by Hat World for the two months ended March 31, 2004.

	Pro forma	
In thousands, except per share data	2005	2004
NET SALES	**$ 1,145,642**	$ 1,036,798
NET EARNINGS	**46,799**	34,500
NET EARNINGS PER SHARE:		
BASIC	**$ 2.11**	$ 1.57
DILUTED	**$ 1.86**	$ 1.46

The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have occurred had the Hat World acquisition occurred at the beginning of all periods presented.

CAP CONNECTION ACQUISITION

On July 1, 2004, the Company acquired the assets and business of Edmonton, Alberta-based Cap Connection Ltd., consisting of 19 Cap Connection and Head Quarters stores at January 29, 2005 in Alberta, British Columbia and Ontario, Canada. The purchase price for the Cap Connection business was approximately $1.7 million, subject to adjustment, of which approximately $0.1 million is being held in escrow until certain conditions are met concerning leases. Cap Connection is a leading Canadian specialty retailer of headwear.

NOTE 4: RESTRUCTURING, OTHER CHARGES, AND DISCONTINUED OPERATIONS

RESTRUCTURING AND OTHER CHARGES

The Company recorded a pretax charge to earnings of $0.6 million in the fourth quarter of Fiscal 2005. The charge was primarily for lease terminations of six Jarman stores and retail store asset impairments. These lease terminations were part of a plan announced by the Company in the fourth quarter of Fiscal 2004 to close 48 stores in Fiscal 2005.

The Company recorded a pretax charge to earnings of $0.7 million in the third quarter of Fiscal 2005. The charge was primarily for lease terminations of four Jarman stores and retail store asset impairments.

The Company recorded a pretax credit to earnings of $0.2 million in the second quarter of Fiscal 2005. The credit was primarily for the recognition of a gain on the curtailment of the Company's defined benefit pension plan, offset by charges for retail store asset impairments and lease terminations of four Jarman stores.

The Company recorded a pretax charge to earnings of $0.1 million in the first quarter of Fiscal 2005. The charge was primarily for lease terminations of six Jarman stores.

The Company recorded a pretax charge to earnings of $2.0 million ($1.2 million net of tax) in the fourth quarter of Fiscal 2004. The charge included $3.8 million in asset impairments related to underperforming retail stores identified as suitable for closing if acceptable lease terminations could be negotiated, most of which were Jarman stores. The charge is net of recognition of $1.8 million of excess restructuring provisions relating to facility shutdown costs originally accrued in Fiscal 2002. In accordance with SFAS No. 146, the Company revised its estimated liability and reduced the lease obligation during the period that the early lease termination was contractually obtained.

In accordance with Company policy, the Company evaluated assets at these identified stores for impairment when a strategic decision was made during the fourth quarter of Fiscal 2004 to pursue the closure of these stores. Assets were determined to be impaired when the revised estimated future cash flows were insufficient to recover the carrying costs. Impairment charges represent the excess of the carrying value over the fair value of those assets.

The Company recorded a pretax charge to earnings of $2.8 million ($1.7 million net of tax) in the fourth quarter of Fiscal 2003. The charge included $2.7 million in asset impairments related to 14 underperforming retail stores identified as suitable for closing if acceptable lease terminations could be negotiated, the payments included in the restructuring provision related to the termination of one of those leases, and $0.1 million in severance payments. The majority of these costs related to the Johnston & Murphy division.

Asset impairment charges are reflected as a reduction of the net carrying value of property and equipment, and in restructuring and other, net in the accompanying Statements of Earnings.

RESTRUCTURING RESERVES

In thousands	Employee Related Costs	Facility Shutdown Costs	Total
BALANCE FEBRUARY 1, 2003	$ 423	$ 2,928	$ 3,351
EXCESS PROVISION AUGUST 2, 2003	(132)	(7)	(139)
EXCESS PROVISION JANUARY 31, 2004	(22)	(1,779)	(1,801)
CHARGES AND ADJUSTMENTS, NET	(215)	(689)	(904)
BALANCE JANUARY 31, 2004 (INCLUDED IN OTHER ACCRUED LIABILITIES)	54	453	507
CHARGES AND ADJUSTMENTS, NET	(54)	(453)	(507)
BALANCE JANUARY 29, 2005	$ -0-	$ -0-	$ -0-

DISCONTINUED OPERATIONS

For the year ended January 29, 2005, the Company recorded an additional charge to earnings of $0.3 million ($0.2 million net of tax) reflected in discontinued operations, including $1.0 million for anticipated costs of environmental remedial alternatives related to two manufacturing facilities formerly operated by the Company, offset by a $0.7 million gain for excess provisions to prior discontinued operations (see Note 14).

NOTE 4: RESTRUCTURING, OTHER CHARGES, AND DISCONTINUED OPERATIONS, CONTINUED

In the fourth quarter ended January 31, 2004, the Company recorded an additional charge to earnings of $1.4 million ($0.9 million net of tax) reflected in discontinued operations, including $0.6 million for the Company's former Volunteer Leather tannery in Whitehall, Michigan, and $0.8 million primarily for additional costs of a remedial investigation and feasibility study at its former knitting mill in New York (see Note 14).

ACCRUED PROVISION FOR DISCONTINUED OPERATIONS

In thousands	Employee Related Costs	Facility Shutdown Costs	Other	Total
BALANCE FEBRUARY 1, 2003	$ 1,433	$ 1,132	$ 30	$ 2,595
ADDITIONAL PROVISION JANUARY 31, 2004	10	1,441	(18)	1,433
CHARGES AND ADJUSTMENTS, NET	(1,443)	448	(10)	(1,005)
BALANCE JANUARY 31, 2004	-0-	3,021	2	3,023
ADDITIONAL PROVISIONS FISCAL 2005	-0-	911	-0-	911
CHARGES AND ADJUSTMENTS, NET	-0-	1,868	1	1,869
BALANCE JANUARY 29, 2005*	-0-	5,800	3	5,803
CURRENT PROVISION FOR DISCONTINUED OPERATIONS	**-0-**	**4,122**	**3**	**4,125**
TOTAL NONCURRENT PROVISION FOR DISCONTINUED OPERATIONS	**$ -0-**	**$ 1,678**	**$ -0-**	**$ 1,678**

*INCLUDES $5.5 MILLION ENVIRONMENTAL PROVISION INCLUDING $3.8 MILLION IN CURRENT PROVISION FOR DISCONTINUED OPERATIONS

NOTE 5: INVENTORIES

In thousands	January 29, 2005	January 31, 2004
RAW MATERIALS	**$ 212**	$ 142
WHOLESALE FINISHED GOODS	**28,476**	28,900
RETAIL MERCHANDISE	**178,509**	138,192
TOTAL INVENTORIES	**$ 207,197**	$ 167,234

NOTE 6: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In order to reduce exposure to foreign currency exchange rate fluctuations in connection with inventory purchase commitments for its Johnston & Murphy division, the Company enters into foreign currency forward exchange contracts for Euro to make Euro denominated payments with a maximum hedging period of twelve months. Derivative instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged. The settlement terms of the forward contracts correspond with the payment terms for the merchandise inventories. As a result, there is no hedge ineffectiveness to be reflected in earnings. At January 29, 2005 and January 31, 2004, the Company had approximately $12.8 million and $6.6 million, respectively, of such contracts outstanding. Forward exchange contracts have an average remaining term of approximately four months. The gain based on spot rates under these contracts at January 29, 2005 and January 31, 2004 was $0.1 million and $0.8 million, respectively. For the year ended January 29, 2005, the Company recorded an unrealized loss on foreign currency forward contracts of $1.5 million in accumulated other comprehensive loss, before taxes. The Company monitors the credit quality of the major national and regional financial institutions with which it enters into such contracts.

The Company estimates that the majority of net hedging gains related to forward exchange contracts will be reclassified from accumulated other comprehensive loss into earnings through lower cost of sales over the succeeding year.

The Company uses interest rate swaps as a cash flow hedge to manage interest costs and the risk associated with changing interest rates of long-term debt. During the first quarter ended May 1, 2004, the Company entered into three separate forward-

NOTE 6: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, CONTINUED

starting interest rate swap agreements as a means of managing its interest rate exposure on its new $100.0 million variable rate term loan. All three agreements were effective beginning on October 1, 2004 and are designed to swap a variable rate of three-month LIBOR (2.71% at January 26, 2005, the day the rate was set) for a fixed rate ranging from 2.52% to 3.32%. The aggregate notional amount of the swaps is $65.0 million. Of the three agreements, the swap agreement with a $15.0 million notional amount expires on October 1, 2005, the swap agreement with a $20.0 million notional amount expires on July 1, 2006 and the swap agreement with a $30.0 million notional amount expires on April 1, 2007. These agreements have the effect of converting certain of the Company's variable rate obligations to fixed rate obligations.

In order to ensure continued hedge effectiveness, the Company intends to elect the three-month LIBOR option for its variable rate interest payments on its term loan as of each interest payment date. Since the interest payment dates coincide with the swap reset dates, the hedges are expected to be perfectly effective. However, because the swaps do not qualify for the short-cut method, the Company will evaluate quarterly the continued effectiveness of the hedge and will reflect any ineffectiveness in the results of operations. As long as the hedge continues to be perfectly effective, net amounts paid or received will be reflected as an adjustment to interest expense and the changes in the fair value of the derivative will be reflected in other comprehensive income.

At January 29, 2005, the net gain of these interest rate swap agreements was $0.2 million, net of tax, representing the change in fair value of the derivative instruments.

NOTE 7: LONG TERM DEBT

In thousands	2005	2004
4 1/8% CONVERTIBLE SUBORDINATED DEBENTURES DUE JUNE 2023	**$ 86,250**	$ 86,250
TERM LOAN, MATURES APRIL 1, 2009	**75,000**	-0-
REVOLVER BORROWINGS	**-0-**	-0-
TOTAL LONG-TERM DEBT	**161,250**	86,250
CURRENT PORTION, TERM LOAN	**-0-**	-0-
TOTAL NONCURRENT PORTION OF LONG-TERM DEBT	**$ 161,250**	$ 86,250

Long-term debt maturing during each of the next five years ending January is as follows: 2006– $ -0-, 2007– $18,000,000; 2008– $24,000,000; 2009– $25,500,000; 2010– $7,500,000; and thereafter– $86,250,000.

CREDIT AGREEMENT:

On April 1, 2004, the Company entered into new credit facilities totaling $175.0 million with a group of 10 banks, led by Bank of America, N.A. as Administrative Agent. The agreement, as amended April 12, 2005, governing the facilities expires April 1, 2009. The facilities consist of a $100.0 million term loan (used to fund a portion of the purchase price for the Hat World acquisition) and a $75.0 million revolving credit facility (which replaced the previous $75.0 million revolving credit facility). The revolving credit facility is available for working capital and general corporate purposes, and also provides for the issuance of commercial and standby letters of credit. The Company borrowed the $100.0 million term loan on April 1, 2004. In January 2005, the Company prepaid $15.0 million of its $100.0 million term loan that was due in Fiscal 2006. In connection with the prepayment, the Company wrote off less than $0.1 million of deferred financing costs. The write-off of deferred financing costs is included in selling and administrative expenses on the accompanying Statement of Earnings. The Company had no borrowings outstanding under the revolving credit facility at January 29, 2005. The Company had outstanding letters of credit of $11.1 million under the facility at January 29, 2005. These letters of credit support product purchases and lease and insurance indemnifications.

Under both the term loan and revolving credit facilities, interest rates and facility fees are determined according to a pricing grid providing margins over LIBOR or an alternate base rate (the higher of the Federal Funds Rate plus 1/2% or the prime rate). The applicable fees and margins are determined by the Company's leverage (lease adjusted debt to earnings before interest, taxes, depreciation, amortization and rent ("EBITDAR")) ratio.

NOTE 7: LONG TERM DEBT, CONTINUED

Deferred financing costs incurred of $3.4 million related to the $175.0 million credit facilities were capitalized and are being amortized over the expected lives of the facilities. These costs are included in other non-current assets on the Balance Sheet.

These credit facilities are guaranteed by each subsidiary of the Company whose assets exceed 5% of the consolidated assets of the Company and its subsidiaries or whose revenue or net income exceeds 10% of the consolidated net income of the Company and its subsidiaries. These credit facilities are secured by substantially all of the material assets of the Company and the guarantors.

The credit agreement requires the Company to maintain a consolidated tangible net worth in excess of a specified amount that is adjusted in accordance with the Company's consolidated net income. The credit agreement also requires the Company to meet specified ratio requirements with respect to leverage (lease adjusted debt to EBITDAR) and fixed charge coverage, and restricts the making of capital expenditures. The credit agreement also contains negative covenants restricting, among other things, indebtedness, liens, investments (including acquisitions), fundamental changes and restricted payments (including repurchasing the Company's common stock or declaring cash dividends in respect thereof). The Company was in compliance with the financial covenants contained in the credit agreement at January 29, 2005.

4 1/8% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2023:

On June 24, 2003 and June 26, 2003, the Company issued a total of $86.3 million of 4 1/8% Convertible Subordinated Debentures due June 15, 2023. The Debentures are convertible at the option of the holders into shares of the Company's common stock, par value $1.00 per share, if: (1) the price of its common stock issuable upon conversion of a Debenture reaches 120% or more of the initial conversion price ($26.54 or more) for 10 of the last 30 trading days of the immediately preceding fiscal quarter, (2) specified corporate transactions occur or (3) the trading price for the Debentures falls below certain thresholds. As of January 31, 2005, the debentures became convertible into shares of common stock at the option of the holders. The Company's common stock closed at or above $26.54 for at least 10 of the last 30 trading days of the fourth quarter of Fiscal 2005. Therefore, the contingency was satisfied. Upon conversion, the Company will have the right to deliver, in lieu of its common stock, cash or a combination of cash and shares of its common stock. Subject to the above conditions, each $1,000 principal amount of Debentures is convertible into 45.2080 shares (equivalent to an initial conversion price of $22.12 per share of common stock) subject to adjustment.

The Company will pay cash interest on the debentures at an annual rate of 4.125% of the principal amount at issuance, payable on June 15 and December 15 of each year, commencing on December 15, 2003. The Company will pay contingent interest (in the amounts set forth in the Debentures) to holders of the Debentures during any six-month period from and including an interest payment date to, but excluding, the next interest payment date, commencing with the six-month period ending December 15, 2008, if the average trading price of the Debentures for the five consecutive trading day measurement period immediately preceding the applicable six-month period equals 120% or more of the principal amount of the Debentures.

The Company may redeem some or all of the Debentures for cash at any time on or after June 20, 2008 at 100% of their principal amount, plus accrued and unpaid interest, contingent interest and liquidated damages, if any.

Each holder of the Debentures may require the Company to purchase all or a portion of the holder's Debentures on June 15, 2010, 2013 or 2028, at a price equal to the principal amount of the Debentures to be purchased, plus accrued and unpaid interest, contingent interest and liquidated damages, if any, to the purchase date. Each holder may also require the Company to repurchase all or a portion of such holder's Debentures upon the occurrence of a change of control (as defined in the Debentures). The Company may choose to pay the change of control purchase price in cash or shares of its common stock or a combination of cash and shares.

In January 2004, the shelf registration statement filed by the Company for the resale by investors of the Debentures and their common stock issuable upon conversion of the Debentures was declared effective by the Securities and Exchange Commission.

The issuance and sale of the Debentures and the subsequent offering of the Debentures by the initial purchasers were exempt from the registration provisions of the Securities Act of 1933 pursuant to Section 4(2) of such Act and Rule 144A promulgated

NOTE 7: LONG TERM DEBT, CONTINUED

thereunder. Banc of America Securities LLC, Banc One Capital Markets, Inc., J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC were the initial purchasers of the Debentures.

Deferred financing costs of $2.9 million relating to the issuance were capitalized and are being amortized over seven years and are included in other non-current assets on the Consolidated Balance Sheets.

The indenture pursuant to which the Debentures were issued does not restrict the incurrence of Senior Debt by the Company or other indebtedness or liabilities by the Company or any of its subsidiaries.

Concurrent with the issuance of the 4 1/8% Convertible Subordinated Debentures, the Company redeemed $103.2 million of 5 1/2% Convertible Subordinated Notes due 2005, resulting in a $2.6 million loss on early retirement of debt ($1.6 million redemption on premium and $1.0 million write-off of unamortized deferred financing costs) included in the Consolidated Statement of Earnings for Fiscal 2004.

NOTE 8: COMMITMENTS UNDER LONG-TERM LEASES

OPERATING LEASES

The Company leases its office space and all of its retail store locations and transportation equipment under various noncancelable operating leases. The leases have varying terms and expire at various dates through 2017. The store leases typically have initial terms of between 5 and 10 years. Generally, most of the leases require the Company to pay taxes, insurance and maintenance costs.

Rental expense under operating leases of continuing operations was:

In thousands	2005	2004	2003
MINIMUM RENTALS	$ 94,561	$ 69,095	$ 63,252
CONTINGENT RENTALS	3,741	3,021	3,155
SUBLEASE RENTALS	(1,186)	(1,314)	(1,335)
TOTAL RENTAL EXPENSE	$ 97,116	$ 70,802	$ 65,072

Minimum rental commitments payable in future years are:

Fiscal Years	In thousands
2006	$ 101,491
2007	98,217
2008	89,699
2009	78,836
2010	68,648
LATER YEARS	168,755
TOTAL MINIMUM RENTAL COMMITMENTS	$ 605,646

Most leases provide for the Company to pay real estate taxes and other expenses and contingent rentals based on sales. Approximately 5% of the Company's leases contain renewal options.

For leases that contain predetermined fixed escalations of the minimum rentals, the related rental expense is recognized on a straight-line basis and the cumulative expense recognized on the straight-line basis in excess of the cumulative payments is included in other accrued liabilities on the Consolidated Balance Sheets. The Company occasionally receives reimbursements from landlords to be used towards construction of the store the Company intends to lease. Leasehold improvements are recorded at their gross costs including items reimbursed by landlords. The reimbursements are amortized as a reduction of rent expense over the initial lease term.

NOTE 9: SHAREHOLDERS' EQUITY

NON-REDEEMABLE PREFERRED STOCK

Class (In order of preference)*	Shares Authorized	Number of Shares 2005	2004	2003	Amounts in Thousands 2005	2004	2003	Common Convertible Ratio	No. of Votes
SUBORDINATED SERIAL PREFERRED (CUMULATIVE)									
AGGREGATE	3,000,000**	-	-	-	-	-	-	N/A	N/A
$2.30 SERIES 1	64,368	**36,620**	36,920	36,932	**$ 1,465**	$ 1,477	$ 1,477	.83	1
$4.75 SERIES 3	40,449	**17,660**	18,163	18,163	**1,766**	1,816	1,816	2.11	2
$4.75 SERIES 4	53,764	**16,412**	16,412	16,412	**1,641**	1,641	1,641	1.52	1
SERIES 6	800,000	**-0-**	-0-	-0-	**-0-**	-0-	-0-		100
$1.50 SUBORDINATED CUMULATIVE PREFERRED	5,000,000	**30,017**	30,017	30,017	**900**	901	901	1	
		100,709	101,512	101,524	**5,772**	5,835	5,835		
EMPLOYEES' SUBORDINATED CONVERTIBLE PREFERRED	5,000,000	**63,031**	64,326	65,269	**1,891**	1,930	1,958	1.00***	1
STATED VALUE OF ISSUED SHARES					**7,663**	7,765	7,793		
EMPLOYEES' PREFERRED STOCK PURCHASE ACCOUNTS					**(189)**	(185)	(194)		
TOTAL NON-REDEEMABLE PREFERRED STOCK					**$ 7,474**	$ 7,580	$ 7,599		

* IN ORDER OF PREFERENCE FOR LIQUIDATION AND DIVIDENDS
** THE COMPANY'S CHARTER PERMITS THE BOARD OF DIRECTORS TO ISSUE SUBORDINATED SERIAL PREFERRED STOCK IN AS MANY SERIES, EACH WITH AS MANY SHARES AND SUCH RIGHTS AND PREFERENCES AS THE BOARD MAY DESIGNATE
*** ALSO CONVERTIBLE INTO ONE SHARE OF $1.50 SUBORDINATED CUMULATIVE PREFERRED STOCK

PREFERRED STOCK TRANSACTIONS

In thousands	Non-Redeemable Preferred Stock	Non-Redeemable Employees' Preferred Stock	Employees' Preferred Stock Purchase Accounts	Total Non-Redeemable Preferred Stock
BALANCE FEBRUARY 2, 2002	$ 5,836	$ 2,000	$ (202)	$ 7,634
OTHER	(1)	(42)	8	(35)
BALANCE FEBRUARY 1, 2003	5,835	1,958	(194)	7,599
OTHER	-0-	(28)	9	(19)
BALANCE JANUARY 31, 2004	5,835	1,930	(185)	7,580
OTHER	(63)	(39)	(4)	(106)
BALANCE JANUARY 29, 2005	**$ 5,772**	**$ 1,891**	**$ (189)**	**$ 7,474**

SUBORDINATED SERIAL PREFERRED STOCK (CUMULATIVE):

Stated and redemption values for Series 1 are $40 per share and for Series 3 and 4 are each $100 per share plus accumulated dividends; liquidation value for Series 1—$40 per share plus accumulated dividends and for Series 3 and 4—$100 per share plus accumulated dividends.

The Company's shareholders' rights plan grants to common shareholders the right to purchase, at a specified exercise price, a fraction of a share of subordinated serial preferred stock, Series 6, in the event of an acquisition of, or an announced tender offer for, 15% or more of the Company's outstanding common stock. Upon any such event, each right also entitles the holder (other than the person making such acquisition or tender offer) to purchase, at the exercise price, shares of common stock having a market value of twice the exercise price. In the event the Company is acquired in a transaction in which the Company is not the surviving corporation, each right would entitle its holder to purchase, at the exercise price, shares of the acquiring company having a market value of twice the exercise price. The rights expire in August 2010, are redeemable under certain

NOTE 9: SHAREHOLDERS' EQUITY, CONTINUED

circumstances for $.01 per right and are subject to exchange for one share of common stock or an equivalent amount of preferred stock at any time after the event which makes the rights exercisable and before a majority of the Company's common stock is acquired.

$1.50 SUBORDINATED CUMULATIVE PREFERRED STOCK:

Stated and liquidation values and redemption price—88 times the average quarterly per share dividend paid on common stock for the previous eight quarters (if any), but in no event less than $30 per share plus accumulated dividends.

EMPLOYEES' SUBORDINATED CONVERTIBLE PREFERRED STOCK:

Stated and liquidation values—88 times the average quarterly per share dividend paid on common stock for the previous eight quarters (if any), but in no event less than $30 per share.

COMMON STOCK:

Common stock—$1 par value. Authorized: 80,000,000 shares; issued: January 29, 2005—22,925,857 shares; January 31, 2004—22,211,661 shares. There were 488,464 shares held in treasury at January 29, 2005 and January 31, 2004. Each outstanding share is entitled to one vote. At January 29, 2005, common shares were reserved as follows: 155,591 shares for conversion of preferred stock; 127,213 shares for the 1987 Stock Option Plan; 2,398,807 shares for the 1996 Stock Option Plan; and 368,487 shares for the Genesco Employee Stock Purchase Plan.

For the year ended January 29, 2005, 667,461 shares of common stock were issued for the exercise of stock options at an average weighted market price of $13.66, for a total of $9.1 million; 24,529 shares of common stock were issued for the purchase of shares under the Employee Stock Purchase Plan at an average weighted market price of $14.31, for a total of $0.4 million; 19,601 shares were issued to directors for no consideration; and 2,605 shares were issued in miscellaneous conversions of Series 1, Series 3 and Employees' Subordinated Convertible Preferred Stock. The 667,461 options exercised include 647,461 shares of fixed stock options and 20,000 shares of restricted stock (see Note 13).

For the year ended January 31, 2004, 45,262 shares of common stock were issued for the exercise of stock options at an average weighted market price of $14.79, for a total of $0.7 million; 32,505 shares of common stock were issued for the purchase of shares under the Employee Stock Purchase Plan at an average weighted market price of $11.05, for a total of $0.4 million; 28,176 shares were issued to directors for no consideration; and 952 shares were issued in miscellaneous conversions of Series 1 and Employees' Subordinated Convertible Preferred Stock. The 45,262 options exercised include 17,000 shares of fixed stock options and 28,262 shares of restricted stock (see Note 13). In addition, the Company repurchased and retired 116,800 shares of common stock at an average weighted market price of $16.27, for a total of $1.9 million.

For the year ended February 1, 2003, 122,190 shares of common stock were issued for the exercise of stock options at an average weighted market price of $12.83, for a total of $1.6 million; 49,676 shares of common stock were issued for the purchase of shares under the Employee Stock Purchase Plan at an average weighted market price of $11.88, for a total of $0.6 million; 3,464 shares were issued to directors for no consideration; and 1,322 shares were issued in miscellaneous conversions of Series 1 and Employees' Subordinated Convertible Preferred Stock. In addition, the Company repurchased and retired 286,000 shares of common stock at an average weighted market price of $14.14, for a total of $4.0 million.

RESTRICTIONS ON DIVIDENDS AND REDEMPTIONS OF CAPITAL STOCK:

The Company's charter provides that no dividends may be paid and no shares of capital stock acquired for value if there are dividend or redemption arrearages on any senior or equally ranked stock. Exchanges of subordinated serial preferred stock for common stock or other stock junior to such exchanged stock are permitted.

The Company's revolving credit agreement restricts the payment of dividends and other payments with respect to capital stock, including repurchases (although the Company may make payments with respect to preferred stock). At January 29, 2005, $9.7 million was available for such payments related to common stock.

NOTE 9: SHAREHOLDERS' EQUITY, CONTINUED

The June 24 and June 26, 2003 indentures, under which the Company's 4 1/8% convertible subordinated debentures due 2023 were issued, does not restrict the payment of preferred stock dividends.

Dividends declared for Fiscal 2005 for the Company's Subordinated Serial Preferred Stock, $2.30 Series 1, $4.75 Series 3 and $4.75 Series 4, and the Company's $1.50 Subordinated Cumulative Preferred Stock were $292,000 in the aggregate.

CHANGES IN THE SHARES OF THE COMPANY'S CAPITAL STOCK

	Common Stock	Non-Redeemable Preferred Stock	Employees' Preferred Stock
ISSUED AT FEBRUARY 2, 2002	22,330,914	101,549	66,671
EXERCISE OF OPTIONS	122,190	-0-	-0-
ISSUE SHARES – EMPLOYEE STOCK PURCHASE PLAN	49,676	-0-	-0-
STOCK REPURCHASE	(286,000)	-0-	-0-
OTHER	4,786	(25)	(1,402)
ISSUED AT FEBRUARY 1, 2003	22,221,566	101,524	65,269
EXERCISE OF OPTIONS	45,262	-0-	-0-
ISSUE SHARES – EMPLOYEE STOCK PURCHASE PLAN	32,505	-0-	-0-
STOCK REPURCHASE	(116,800)	-0-	-0-
OTHER	29,128	(12)	(943)
ISSUED AT JANUARY 31, 2004	22,211,661	101,512	64,326
EXERCISE OF OPTIONS	667,461	-0-	-0-
ISSUE SHARES – EMPLOYEE STOCK PURCHASE PLAN	24,529	-0-	-0-
OTHER	22,206	(803)	(1,295)
ISSUED AT JANUARY 29, 2005	22,925,857	100,709	63,031
LESS SHARES REPURCHASED AND HELD IN TREASURY	488,464	-0-	-0-
OUTSTANDING AT JANUARY 29, 2005	**22,437,393**	**100,709**	**63,031**

NOTE 10: INCOME TAXES

Income tax expense from continuing operations is comprised of the following:

In thousands	2005	2004	2003
CURRENT			
U.S. FEDERAL	**$ 20,114**	$ 13,681	$ 17,211
FOREIGN	**432**	357	747
STATE	**2,035**	1,416	2,059
TOTAL CURRENT INCOME TAX EXPENSE	**22,581**	15,454	20,017
DEFERRED			
U.S. FEDERAL	**4,442**	(36)	1,940
FOREIGN	**(20)**	62	41
STATE	**1,639**	(145)	219
TOTAL DEFERRED INCOME TAX EXPENSE	**6,061**	(119)	2,200
TOTAL INCOME TAX EXPENSE	**$ 28,642**	$ 15,335	$ 22,217

Discontinued operations were recorded net of income tax benefits of approximately $0.1 million, $0.5 million and $0.1 million in Fiscal 2005, 2004 and 2003, respectively.

As a result of the exercise of non-qualified stock options by the Company's directors and employees during Fiscal 2005, 2004 and 2003, the Company realized a federal income tax benefit of approximately $3.3 million, $0.1 million and $0.5 million, respectively. These tax benefits are accounted for as a decrease in current income taxes payable and an increase in additional paid-in capital.

NOTE 10: INCOME TAXES, CONTINUED

Deferred tax assets and liabilities are comprised of the following:

In thousands	January 29, 2005	January 31, 2004
IDENTIFIED INTANGIBLES	$ (21,538)	$ -0-
CONVERTIBLE BONDS	(2,303)	(707)
BOOK OVER TAX DEPRECIATION	(1,314)	(79)
TOTAL DEFERRED TAX LIABILITIES	$ (25,155)	$ (786)
PROVISIONS FOR DISCONTINUED OPERATIONS AND RESTRUCTURINGS	952	1,304
DEFERRED RENT	8,614	8,377
INVENTORY VALUATION	1,251	1,667
PENSIONS	8,171	9,586
EXPENSE ACCRUALS	2,698	3,806
ALLOWANCES FOR BAD DEBTS AND NOTES	185	854
UNIFORM CAPITALIZATION COSTS	2,071	1,790
OTHER	3,000	1,040
TAX NET OPERATING LOSS AND CREDIT CARRYFORWARDS	1,241	276
DEFERRED TAX ASSETS	28,183	28,700
NET DEFERRED TAX ASSETS	$ 3,028	$ 27,914

Reconciliation of the United States federal statutory rate to the Company's effective tax rate from continuing operations is as follows:

	2005	2004	2003
U. S. FEDERAL STATUTORY RATE OF TAX	35.00%	35.00%	35.00%
STATE TAXES (NET OF FEDERAL TAX BENEFIT)	3.09	1.82	2.79
PREVIOUSLY ACCRUED INCOME TAXES	(.93)	(2.45)	.00
OTHER	(.01)	.20	.25
EFFECTIVE TAX RATE	37.15%	34.57%	38.04%

In Fiscal 2005, the Company received a favorable tax settlement of $0.5 million and determined approximately $0.2 million of previously accrued income taxes were no longer required. These amounts are reflected as an income tax benefit in Fiscal 2005.

In Fiscal 2004, the Company determined that approximately $1.1 million of previously accrued income taxes were no longer required. This amount is reflected as an income tax benefit in Fiscal 2004.

As of January 29, 2005, the Company had a Federal net operating loss carryforward of $1.9 million, as a result of an acquisition. Internal Revenue Code Section 382 imposes limitations due to ownership changes. The loss expires in tax year 2024.

As of January 29, 2005 and January 31, 2004, the Company had state net operating loss carryforwards of $13.0 million and $8.3 million, respectively, expiring in tax years 2010 through 2020.

As of January 29, 2005 and January 31, 2004, the Company had state tax credits of $0.2 million and $0.2 million, respectively. These credits expire in tax years 2005 through 2019.

NOTE 11: DEFINED BENEFIT PENSION PLANS AND OTHER BENEFIT PLANS

DEFINED BENEFIT PENSION PLANS

The Company sponsored a non-contributory, defined benefit pension plan. As of January 1, 1996, the Company amended the plan to change the pension benefit formula to a cash balance formula from the then existing benefit calculation based upon years of service and final average pay. The benefits accrued under the old formula were frozen as of December 31, 1995. Upon retirement, the participant will receive this accrued benefit payable as an annuity. In addition, the participant will receive as a lump sum (or annuity if desired) the amount credited to the participant's cash balance account under the new formula. Effective January 1, 2005, the Company froze the defined benefit cash balance plan which prevents any new entrants into the plan as of that date as well as affects the amounts credited to the participants accounts as discussed below.

Under the cash balance plan, beginning January 1, 1996, the Company credited each participants' account annually with an amount equal to 4% of the participant's compensation plus 4% of the participant's compensation in excess of the Social Security taxable wage base. Beginning December 31, 1996 and annually thereafter, the account balance of each active participant was credited with 7% interest calculated on the sum of the balance as of the beginning of the plan year and 50% of the amounts credited to the account, other than interest, for the plan year. The account balance of each participant who was inactive would be credited with interest at the lesser of 7% or the 30 year Treasury rate. Under the frozen plan, each participant's cash balance plan account will be credited annually only with interest at the 30 year Treasury rate, not to exceed 7%, until the participant retires. The amount credited each year will be based on the rate at the end of the prior year.

OTHER DEFINED BENEFIT PLANS

The Company provides health care benefits for early retirees and life insurance benefits for certain retirees not covered by collective bargaining agreements. Under the health care plan, early retirees are eligible for limited benefits until age 65. Employees who meet certain requirements are eligible for life insurance benefits upon retirement. The Company accrues such benefits during the period in which the employee renders service.

ASSETS AND OBLIGATIONS

The following table sets forth the change in benefit obligation for the respective fiscal year:

	Pension Benefits		Other Benefits	
In thousands	2005	2004	2005	2004
BENEFIT OBLIGATION AT BEGINNING OF YEAR	$ 117,458	$ 113,490	$ 3,071	$ 2,447
SERVICE COST	2,164	2,009	133	95
INTEREST COST	6,871	7,150	174	150
PLAN AMENDMENTS	-0-	(112)	-0-	-0-
PLAN PARTICIPANTS' CONTRIBUTIONS	-0-	-0-	137	137
BENEFITS PAID	(8,931)	(8,384)	(264)	(276)
ACTUARIAL LOSS	4,681	3,305	12	518
CURTAILMENT GAIN	(1,642)	-0-	-0-	-0-
BENEFIT OBLIGATION AT END OF YEAR	$ 120,601	$ 117,458	$ 3,263	$ 3,071

The following table sets forth the change in plan assets for the respective fiscal year:

	Pension Benefits		Other Benefits	
In thousands	2005	2004	2005	2004
FAIR VALUE OF PLAN ASSETS AT BEGINNING OF YEAR	$ 89,524	$ 76,045	$ -0-	$ -0-
ACTUAL GAIN ON PLAN ASSETS	8,421	15,892	-0-	-0-
EMPLOYER CONTRIBUTIONS	3,259	5,971	127	139
PLAN PARTICIPANTS' CONTRIBUTIONS	-0-	-0-	137	137
BENEFITS PAID	(8,931)	(8,384)	(264)	(276)
FAIR VALUE OF PLAN ASSETS AT END OF YEAR	$ 92,273	$ 89,524	$ -0-	$ -0-

NOTE 11: DEFINED BENEFIT PENSION PLANS AND OTHER BENEFIT PLANS, CONTINUED

FUNDED STATUS

The following table sets forth the funded status of the plans for the respective fiscal year:

	Pension Benefits		Other Benefits	
In thousands	2005	2004	2005	2004
ACCUMULATED BENEFIT OBLIGATION	$ (120,601)	$ (115,141)	$ (3,263)	$ (3,071)
FUTURE PAY INCREASES	-0-	(2,317)	-0-	-0-
PROJECTED BENEFIT OBLIGATION	(120,601)	(117,458)	(3,263)	(3,071)
ASSETS	92,273	89,524	-0-	-0-
UNDER FUNDED PROJECTED BENEFIT OBLIGATION	(28,328)	(27,934)	(3,263)	(3,071)
PRIOR SERVICE COST	-0-	(675)	-0-	-0-
CUMULATIVE NET LOSSES	44,514	46,418	1,062	1,104
MINIMUM PENSION LIABILITY	(44,514)	(43,426)	-0-	-0-
ACCRUED BENEFIT LIABILITY	$ (28,328)	$ (25,617)	$ (2,201)	$ (1,967)

COMPONENTS OF NET PERIODIC BENEFIT COST

	Pension Benefits			Other Benefits		
In thousands	2005	2004	2003	2005	2004	2003
SERVICE COST	$ 2,164	$ 2,009	$ 1,686	$ 133	$ 95	$ 86
INTEREST COST	6,871	7,150	7,304	174	150	151
EXPECTED RETURN ON PLAN ASSETS	(7,492)	(7,781)	(8,341)	-0-	-0-	-0-
AMORTIZATION:						
TRANSITION OBLIGATION	-0-	-0-	-0-	-0-	-0-	-0-
PRIOR SERVICE COST	(70)	(140)	(123)	-0-	-0-	-0-
LOSSES	4,015	3,056	823	54	70	65
NET AMORTIZATION	3,945	2,916	700	54	70	65
CURTAILMENT GAIN	(605)	-0-	-0-	-0-	-0-	-0-
NET PERIODIC BENEFIT COST	$ 4,883	$ 4,294	$ 1,349	$ 361	$ 315	$ 302

CURTAILMENT

The Company's board of directors approved freezing the Company's defined pension benefit plan in the second quarter ended July 31, 2004, effective January 1, 2005. The action resulted in a curtailment gain of $0.6 million in the second quarter of Fiscal 2005 which is reflected in the restructuring and other, net line on the accompanying Statement of Earnings.

ADDITIONAL INFORMATION

	Pension Benefits		Other Benefits	
In thousands	2005	2004	2005	2004
INCREASE (DECREASE) IN MINIMUM PENSION LIABILITY INCLUDED IN OTHER COMPREHENSIVE INCOME	1,087	(7,055)	NA	NA

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS

	Pension Benefits		Other Benefits	
In thousands	2005	2004	2005	2004
DISCOUNT RATE	5.75%	6.125%	5.75%	6.10%
RATE OF COMPENSATION INCREASE	4.50%*	4.50%	-	-
MEASUREMENT DATE	12-31-2004	12-31-2003	1-29-2005	1-31-2004

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COSTS

	Pension Benefits			Other Benefits		
	2005	2004	2003	2005	2004	2003
DISCOUNT RATE	5.75%	6.125%	6.625%	5.75%	6.10%	6.625%
EXPECTED LONG-TERM RATE OF RETURN ON PLAN ASSETS	8.25%	8.25%	8.50%	-	-	-
RATE OF COMPENSATION INCREASE	4.50%*	4.50%	4.50%	-	-	-

*THE DEFINED BENEFIT PENSION PLAN WAS FROZEN EFFECTIVE JANUARY 1, 2005.

NOTE 11: DEFINED BENEFIT PENSION PLANS AND OTHER BENEFIT PLANS, CONTINUED

The weighted average discount rate used to measure the benefit obligation for the pension plan decreased from 6.125% to 5.75% from Fiscal 2004 to Fiscal 2005. The decrease in the rate increased the accumulated benefit obligation by $4.7 million and increased the projected benefit obligation by $4.7 million. The weighted average discount rate used to measure the benefit obligation for the pension plan decreased from 6.625% to 6.125% from Fiscal 2003 to Fiscal 2004. The decrease in the rate increased the accumulated benefit obligation by $5.3 million and increased the projected benefit obligation by $5.4 million.

To develop the expected long-term rate of return on assets assumption, the Company considered historical returns and future expectations. Over the 10 year period ending December 31, 2004, the compound annual returns of the portfolio have averaged 9.6%. Considering this information and the potential for lower future returns due to a generally lower interest rate environment, the Company selected an 8.25% long-term rate of return on assets assumption.

ASSUMED HEALTH CARE COST TREND RATES AT DECEMBER 31

	2005	2004
HEALTH CARE COST TREND RATE ASSUMED FOR NEXT YEAR	11%	11%
RATE TO WHICH THE COST TREND RATE IS ASSUMED TO DECLINE (THE ULTIMATE TREND RATE)	5%	5%
YEAR THAT THE RATE REACHES THE ULTIMATE TREND RATE	2011	2010

The effect on disclosed information of one percentage point change in the assumed health care cost trend rate for each future year is shown below.

In thousands	1% Increase in Rates	1% Decrease in Rates
AGGREGATED SERVICE AND INTEREST COST	$ 43	$ (35)
ACCUMULATED POST-RETIREMENT BENEFIT OBLIGATION	$ 323	$ (274)

PLAN ASSETS

The Company's pension plan weighted average asset allocations as of December 31, 2004, and 2003, by asset category are as follows:

	Plan Assets at December 31	
	2004	2003
ASSET CATEGORY		
EQUITY SECURITIES	64%	64%
DEBT SECURITIES	31%	32%
OTHER	5%	4%
TOTAL	100%	100%

The investment strategy of the trust is to ensure over the long-term an asset pool, that when combined with company contributions, will support benefit obligations to participants, retirees and beneficiaries. Investment management responsibilities of plan assets are delegated to outside investment advisers and overseen by an Investment Committee comprised of members of the Company's senior management that is appointed by the Board of Directors. The Company has an investment policy that provides direction on the implementation of this strategy.

The investment policy establishes a target allocation for each asset class and investment manager. The actual asset allocation versus the established target is reviewed at least quarterly and is maintained within a +/-5% range of the target asset allocation. Target allocations are 50% domestic equity, 13% international equity, 35% fixed income and 2% cash investments.

All investments are made solely in the interest of the participants and beneficiaries for the exclusive purposes of providing benefits to such participants and their beneficiaries and defraying the expenses related to administering the Trust as determined by the Investment Committee. All assets shall be properly diversified to reduce the potential of a single security or single sector of securities having a disproportionate impact on the portfolio.

The Committee utilizes an outside investment consultant and a team of investment managers to implement its various investment strategies. Performance of the managers is reviewed quarterly and the investment objectives are consistently evaluated.

At January 29, 2005 and January 31, 2004, there were no Company related assets in the plan.

NOTE 11: DEFINED BENEFIT PENSION PLANS AND OTHER BENEFIT PLANS, CONTINUED

CASH FLOWS

CONTRIBUTIONS

There was no ERISA cash requirement for the plan in 2004 and none is projected to be required in 2005. However, the Company's current cash policy is to fund the cost of benefits accruing each year (the "normal cost") plus an amortization of the unfunded accrued liability. The Company made a $7.0 million contribution in March 2005.

ESTIMATED FUTURE BENEFIT PAYMENTS

Expected benefit payments from the trust, including future service and pay, are as follows:

Estimated future payments	Pension Benefits ($ in millions)	Other Benefits ($ in millions)
2005	$ 9.9	$ 0.2
2006	9.9	0.2
2007	9.6	0.2
2008	9.5	0.2
2009	9.3	0.2
2010–2014	43.2	1.2

SECTION 401(K) SAVINGS PLAN

The Company has a Section 401(k) Savings Plan available to employees who have completed one full year of service and are age 21 or older.

Concurrent with the January 1, 1996 amendment to the pension plan (discussed previously), the Company amended the 401(k) savings plan to make matching contributions equal to 50% of each employee's contribution of up to 5% of salary. Concurrent with freezing the defined benefit pension plan effective January 1, 2005, the Company amended the 401(k) savings plan. Beginning January 1, 2005, the Company will match 100% of each employee's contribution of up to 3% of salary and 50% of the next 2% of salary. In addition, for those employees hired before December 31, 2004, who were eligible for the Company's cash balance retirement plan before it was frozen, the Company will add an additional contribution of 2 1/2 % of salary to each employee's account. Beginning in calendar 2002, participants are vested in the matching contribution of their accounts on a graduated basis of 25% a year beginning after two years of service. Full vesting occurs after five years of service. Company funds contributed prior to 2002 are not vested until a participant has completed five years of service. The contribution expense to the Company for the matching program was approximately $1.4 million for Fiscal 2005, $0.7 million for Fiscal 2004 and $0.8 million for Fiscal 2003.

NOTE 12: EARNINGS PER SHARE

In thousands, except per share amounts	For the Year Ended January 29, 2005 Income (Numerator)	Shares (Denominator)	Per-Share Amount	For the Year Ended January 31, 2004 Income (Numerator)	Shares (Denominator)	Per-Share Amount	For the Year Ended February 1, 2003 Income (Numerator)	Shares (Denominator)	Per-Share Amount
EARNINGS FROM CONTINUING OPERATIONS	$ 48,460			$ 29,025			$ 36,192		
LESS PREFERRED STOCK DIVIDENDS	(292)			(294)			(294)		
BASIC EPS									
INCOME AVAILABLE TO COMMON SHAREHOLDERS	48,168	22,008	$2.19	28,731	21,742	$1.32	35,898	21,821	$1.65
EFFECT OF DILUTIVE SECURITIES									
OPTIONS		406			235			359	
CONVERTIBLE PREFERRED STOCK (1)	-0-	-0-		-0-	-0-		-0-	-0-	
4 1/8% CONVERTIBLE SUBORDINATED DEBENTURES (2)	2,467	3,899		1,500	2,357		-0-	-0-	
5 1/2% CONVERTIBLE SUBORDINATED NOTES	-0-	-0-		-0-	-0-		3,871	4,906	
EMPLOYEES' PREFERRED STOCK (3)		64			65			66	
DILUTED EPS									
INCOME AVAILABLE TO COMMON SHAREHOLDERS PLUS ASSUMED CONVERSIONS	$50,635	26,377	$1.92	$ 30,231	24,399	$1.24	$ 39,769	27,152	$1.46

(1) The amount of the dividend on the convertible preferred stock per common share obtainable on conversion of the convertible preferred stock is higher than basic earnings per share for Series 1, 3 and 4 for all periods presented. Therefore, conversion of Series 1, 3 and 4 convertible preferred stock is not reflected in diluted earnings per share for all periods presented, because it would have been antidilutive. The shares convertible to common stock for Series 1, 3 and 4 preferred stock would have been 30,935, 37,263 and 24,946, respectively.

(2) These debentures are included in diluted earnings per share effective for periods ending after December 15, 2004. The EITF issued Consensus No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share" in November 2004. The Consensus requires companies to include the convertible debt in diluted earnings per share regardless of whether the market price trigger has been met and prior periods should be restated. Fiscal 2004 has been restated to include these shares.

(3) The Company's Employees' Subordinated Convertible Preferred Stock is convertible one for one to the Company's common stock. Because there are no dividends paid on this stock, these shares are assumed to be converted.

Options to purchase 32,000 shares of common stock at $32.65 per share were outstanding at the end of Fiscal 2005 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

Options to purchase 132,225 shares of common stock at $16.63 per share, 45,250 shares of common stock at $17.75 per share, 32,000 shares of common stock at $32.65 per share, 341,960 shares of common stock at $17.00 per share, 32,000 shares of common stock at $23.97 per share, 384,000 shares of common stock at $16.76 per share and 426,500 shares of common stock at $17.50 per share were outstanding at the end of Fiscal 2004 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

Options to purchase 32,000 shares of common stock at $32.65 per share and 32,000 shares of common stock at $23.97 per share were outstanding at the end of Fiscal 2003 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

The weighted shares outstanding reflects the effect of the stock buy back programs of up to 7.5 million shares announced by the Company in Fiscal 1999–2003. The Company had repurchased 7.1 million shares as of January 31, 2004. There were 398,300 shares remaining to be repurchased under these authorizations as of January 29, 2005. The board has subsequently reduced the repurchase authorization to 100,000 shares in view of the Hat World acquisition. The Company did not repurchase any shares during Fiscal 2005.

NOTE 13: STOCK INCENTIVE PLANS AND STOCK PURCHASE PLANS

The Company's stock-based compensation plans, as of January 29, 2005, are described below. The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized other than for its restricted stock incentive plans (see Note 1).

FIXED STOCK INCENTIVE PLANS

The Company has two fixed stock incentive plans. Under the 1987 Stock Option Plan, the Company may grant options to its management personnel for up to 2.2 million shares of common stock. Under the 1996 Stock Incentive Plan, the Company may grant options to its officers and other key employees of and consultants to the Company as well as directors for up to 4.4 million shares of common stock. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years. Options granted under both plans vest 25% at the end of each year.

Regarding shares issued to outside directors, an automatic grant of restricted stock will be given to outside directors on the date of the annual meeting of shareholders at which an outside director is first elected. The outside director restricted stock shall vest with respect to one-third of the shares each year as long as the director is still serving as a director. Once the shares have vested, the director is restricted from selling, transferring, pledging or assigning the shares for an additional two years. There were 1,198 shares of restricted stock issued to directors for Fiscal 2005 and no shares issued in Fiscal 2004 or 2003. In addition, an outside director may elect irrevocably to receive all or a specified portion of his annual retainers for board membership and any committee chairmanship for the following fiscal year in a number of shares of restricted stock (the "Retainer Stock"). Shares of the Retainer Stock shall be granted as of the first business day of the fiscal year as to which the election is effective, subject to forfeiture to the extent not earned upon the outside director's ceasing to serve as a director or committee chairman during such fiscal year. Once the shares are earned, the director is restricted from selling, transferring, pledging or assigning the shares for an additional four years. There were 5,345 shares, 6,025 shares and 3,464 shares of Retainer Stock issued to directors for Fiscal 2005, 2004 and 2003, respectively.

Annually on the date of the annual meeting of shareholders, beginning in Fiscal 2004, each outside director shall receive restricted stock valued at $44,000 based on the average of stock prices for the first five days in the month of the annual meeting of shareholders. The outside director restricted stock shall vest with respect to one-third of the shares each year as long as the director is still serving as a director. Once the shares have vested, the director is restricted from selling, transferring, pledging or assigning the shares for an additional two years. There were 15,822 and 22,160 shares of restricted stock issued to directors for Fiscal 2005 and 2004, respectively.

Annually on the date of the annual meeting of shareholders, prior to Fiscal 2004, each outside director received an automatic grant of options to purchase 4,000 shares of common stock at an exercise price equal to the fair market value of the common stock on the date of grant. These stock options became exercisable six months after their respective dates of grant, and expire in ten years. There were 32,000 shares of stock options issued to directors for Fiscal 2003.

The weighted-average fair value of each option granted in the fixed stock incentive plans described above is estimated on the date of grant using the Black-Scholes option-pricing model. The average assumptions used for grants in Fiscal 2005, 2004 and 2003, respectively were expected volatility of 60, 61 and 62 percent each year; risk-free interest rates of 4.3, 4.3 and 4.1 percent; and expected lives of 6.0, 6.0 and 5.4 years, respectively.

NOTE 13: STOCK INCENTIVE PLANS AND STOCK PURCHASE PLANS, CONTINUED

A summary of the status of the Company's fixed stock incentive plans as of January 29, 2005, January 31, 2004, and February 1, 2003 and changes during the years ended on those dates is presented below:

FIXED OPTIONS

	2005		2004		2003	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
OUTSTANDING AT BEGINNING OF YEAR	1,994,060	$15.26	1,649,060	$14.71	1,358,875	$13.72
GRANTED	555,500	24.66	426,500	17.50	444,000	17.28
EXERCISED	(647,461)	13.12	(17,000)	11.74	(122,190)	12.81
FORFEITED	(8,000)	28.31	(64,500)	16.73	(31,625)	15.65
OUTSTANDING AT END OF YEAR	1,894,099	$18.70	1,994,060	$15.26	1,649,060	$14.71
OPTIONS EXERCISABLE AT YEAR-END	740,474		1,051,310		776,060	
WEIGHTED-AVERAGE FAIR VALUE OF OPTIONS GRANTED DURING THE YEAR	$ 14.63		$ 10.57		$ 10.41	

The following table summarizes information about fixed stock options outstanding at January 29, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 1/29/05	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 1/29/05	Weighted-Average Exercise Price
$ 4.625– 5.000	15,021	1.0 years	$ 4.70	15,021	$ 4.70
5.500– 6.500	11,250	3.5	6.06	11,250	6.06
9.625–12.750	193,371	2.2	10.56	193,371	10.56
13.000–17.750	1,062,957	7.6	16.89	464,832	16.49
23.500–32.650	611,500	9.4	24.99	56,000	28.31
$ 4.625–32.650	1,894,099	7.5	$ 18.70	740,474	$ 15.44

RESTRICTED STOCK INCENTIVE PLANS

On October 16, 2000, a three year long term incentive plan was approved for the Chairman and CEO (at that time) which covers Fiscal 2002 through Fiscal 2004. The incentive plan provides a target payout of $470,000 in stock. The number of shares to be issued is based on the closing price of the stock on October 16, 2000 or $16.63 per share which totals 28,262 shares. These shares vest 100% at the end of three years as long as the Chairman and CEO has either remained an employee or director, or (if he has retired) has not violated the terms of a non-compete provision. Compensation cost charged against income for these shares was $117,000 and $157,000 in Fiscal 2004 and 2003, respectively. The 28,262 shares were issued in January 2004.

On June 1, 2001, the Company entered into a three year restricted stock agreement with a senior vice president of the Company. The number of shares to be issued was 20,000 shares and those shares were issued in June 2004. Compensation cost charged against income for these shares was $69,000, $208,000 and $208,000 in Fiscal 2005, 2004 and 2003, respectively.

On April 24, 2002, the Company issued restricted stock to the President and CEO of the Company under the 1996 Stock Incentive Plan. The number of shares to be issued is 36,764 shares. Pursuant to the terms of the grant, these shares will vest on April 23, 2005, provided that on such date the grantee has remained continuously employed by the Company since the date of the agreement. Compensation cost charged against income for these shares was $333,000, $333,000 and $250,000 in Fiscal 2005, 2004 and 2003, respectively.

NOTE 13: STOCK INCENTIVE PLANS AND STOCK PURCHASE PLANS, CONTINUED

EMPLOYEE STOCK PURCHASE PLAN

Under the Employee Stock Purchase Plan, the Company is authorized to issue up to 1.0 million shares of common stock to qualifying full-time employees whose total annual base salary is less than $90,000, effective October 1, 2002. Prior to October 1, 2002, the total annual base salary was limited to $100,000. Under the terms of the Plan, employees can choose each year to have up to 15 percent of their annual base earnings or $8,500, whichever is lower, withheld to purchase the Company's common stock. The purchase price of the stock is 85 percent of the closing market price of the stock on either the exercise date or the grant date, whichever is less. Under the Plan, the Company sold 24,529 shares, 32,505 shares and 49,676 shares to employees in Fiscal 2005, 2004 and 2003, respectively. Compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions for Fiscal 2005, 2004 and 2003, respectively: an expected life of 1 year for all years; expected volatility of 40, 45 and 54 percent; and risk-free interest rates of 2.2, 1.3 and 1.3 percent. The weighted-average fair value of those purchase rights granted in Fiscal 2005, 2004 and 2003 was $5.31, $5.54 and $4.76, respectively. The current employee stock purchase plan expires with the issuance of options on October 1, 2005.

STOCK PURCHASE PLANS

Stock purchase accounts arising out of sales to employees prior to 1972 under certain employee stock purchase plans amounted to $189,000 and $193,000 at January 29, 2005 and January 31, 2004, respectively, and were secured at January 29, 2005, by 9,820 employees' preferred shares. Payments on stock purchase accounts under the stock purchase plans have been indefinitely deferred. No further sales under these plans are contemplated.

NOTE 14: LEGAL PROCEEDINGS

ENVIRONMENTAL MATTERS

NEW YORK STATE ENVIRONMENTAL MATTERS

In August 1997, the New York State Department of Environmental Conservation (the "Department") and the Company entered into a consent order whereby the Company assumed responsibility for conducting a remedial investigation and feasibility study ("RIFS") and implementing an interim remediation measure ("IRM") with regard to the site of a knitting mill operated by a former subsidiary of the Company from 1965 to 1969. The Company undertook the IRM and RIFS voluntarily, without admitting liability or accepting responsibility for any future remediation of the site. The Company estimates that the cost of conducting the RIFS and implementing the interim remedial measure will be in the range of $6.1 million to $6.3 million, net of insurance recoveries, $2.7 million of which the Company has already paid.

The Company has not ascertained what responsibility, if any, it has for any contamination in connection with the facility or what other parties may be liable in that connection and is unable to predict the extent of its liability, if any, beyond that voluntarily assumed by the consent order. The Company's voluntary assumption of responsibility for the IRM and the RIFS and its willingness to implement a remedial alternative with respect to the supply wells (described below) were based upon its judgment that such actions were preferable to litigation to determine its liability, if any, for contamination related to the site. The Company intends to continue to evaluate the costs of further voluntary remediation versus the costs and uncertainty of litigation.

As part of its analysis of whether to undertake further voluntary action, the Company has assessed various methods of preventing potential future impact of contamination from the site on two public wells that are in the expected future path of the groundwater plume from the site. The Village of Garden City has proposed the installation at the supply wells of enhanced treatment measures at an estimated cost of approximately $2.6 million, with estimated future costs of up to $2.0 million. In the third quarter of Fiscal 2005, the Company provided for the estimated cost of a remedial alternative it considers adequate to prevent such impact and which it would be willing to implement voluntarily. The Village of Garden City has also asserted that the Company is liable for historical costs of treatment at the wells totaling approximately $3.4 million. Because of evidence with regard to when contaminants from the site of the Company's former operations first reached the wells, the Company believes it should have no liability with respect to such historical costs.

NOTE 14: LEGAL PROCEEDINGS, CONTINUED

WHITEHALL ENVIRONMENTAL MATTERS

The Company has performed sampling and analysis of soil, sediments, surface water, groundwater and waste management areas at the Company's former Volunteer Leather Company facility in Whitehall, Michigan.

The Company has submitted to the Michigan Department of Environmental Quality ("MDEQ") and provided for certain costs associated with a remedial action plan (the "Plan") designed to bring the property into compliance with regulatory standards for non-industrial uses. While management believes that the Plan should be sufficient to satisfy applicable regulatory standards with respect to the site, until the Plan is finally approved by MDEQ, management cannot provide assurances that no further remediation will be required, estimate the cost of such remediation or predict whether it will have a material effect on the Company's financial condition or results of operations.

Related to all outstanding environmental contingencies, the Company had accrued $5.5 million as of January 29, 2005, $2.7 million as of January 31, 2004 and $1.4 million as of February 1, 2003. All such provisions reflect the Company's estimates of the most likely cost (undiscounted, including both current and noncurrent portions) of resolving the contingencies, based on facts and circumstances as of the time they were made. There is an assurance that relevant facts and circumstances will not change, necessitating future changes to the provisions. Such contingent liabilities are included in the liability arising from provision for discontinued operations on the accompanying balance sheet. Additional pretax provision less insurance proceeds/recoveries realized, totaled approximately $0.9 million, $1.8 million and $0.3 million for Fiscal 2005, 2004 and 2003, respectively. Such amounts were recognized in provision for discontinued operations, net on the accompanying Statements of Earnings.

INSURANCE MATTER

In May 2003, the Company filed a declaratory judgment action in the U.S. District Court for the Middle District of Tennessee against former general liability insurance carriers that underwrote policies covering the Company during periods relevant to the New York State knitting mill matter described above and the matters described above under the caption "Whitehall Environmental Matters." The action sought a determination that the carriers' defense and indemnity obligations under the policies extend to the site. During the third quarter of Fiscal 2005, the Company and the carriers reached definitive settlement agreements and the Company received cash payments from the carriers totaling approximately $3.0 million in exchange for releases from liability with respect to the two sites. Net of the insurance proceeds, additional pretax provisions totaling approximately $1.0 million for future remediation expenses associated with the New York State knitting mill matter described above and the Whitehall matter described above, are reflected in the loss from discontinued operations for Fiscal 2005.

OTHER MATTERS

PATENT ACTION

In January 2003, the Company was named a defendant in an action filed in the United States District Court for the Eastern District of Pennsylvania, Schoenhaus, et al. vs. Genesco Inc., et al., alleging that certain features of shoes in the Company's Johnston & Murphy line infringe the plaintiff's patent, misappropriate trade secrets and involve conversion of the plaintiff's proprietary information and unjust enrichment of the Company. On January 10, 2005, the court granted summary judgment to the Company on the patent claims, finding that the accused products do not infringe the plaintiff's patent. The court subsequently stayed the remainder of the case, pending appeal of the summary judgment to the U.S. Court of Appeals for the Federal Circuit.

CALIFORNIA EMPLOYMENT MATTER

On October 22, 2004, the Company was named a defendant in a putative class action filed in the Superior Court of the State of California, Los Angeles, Schreiner vs. Genesco Inc., et al., alleging violations of California wages and hours laws, and seeking damages of $40 million plus punitive damages. The Company has retained counsel and filed an answer denying the material allegations in the complaint, and intends to defend the matter vigorously.

NOTE 15: BUSINESS SEGMENT INFORMATION

The Company currently operates five reportable business segments (not including corporate): Journeys, comprised of Journeys and Journeys Kidz retail footwear operations; Underground Station Group, comprised of the Underground Station and Jarman retail footwear operations; Hat World, comprised of Hat World, Lids, Hat Zone, Cap Connection and Head Quarters retail headwear operations; Johnston & Murphy, comprised of Johnston & Murphy retail operations and wholesale distribution; and Dockers Footwear. All the Company's segments sell footwear or headwear products to either retail or wholesale markets/customers.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The Company's reportable segments are based on the way management organizes the segments in order to make operating decisions and assess performance along types of products sold. Journeys, Underground Station Group and Hat World sell primarily branded products from other companies while Johnston & Murphy and Dockers sell primarily the Company's owned and licensed brands.

Corporate assets include cash, deferred income taxes, deferred note expense and corporate fixed assets. The Company charges allocated retail costs of distribution to each segment and unallocated retail costs of distribution to the corporate segment. The Company does not allocate certain costs to each segment in order to make decisions and assess performance. These costs include corporate overhead, interest expense, interest income, restructuring charges, loss on early retirement of debt and other, including severance, litigation and professional fees related to an abandoned acquisition during Fiscal 2003.

FISCAL 2005 In thousands	Journeys	Underground Station Group	Hat World	Johnston & Murphy	Dockers	Corporate & Other	Consolidated
SALES	$ 521,942	$ 148,039	$ 216,270	$ 162,599	$ 63,985	$ 323	$ 1,113,158
INTERCOMPANY SALES	-0-	-0-	-0-	-0-	(477)	-0-	(477)
NET SALES TO EXTERNAL CUSTOMERS	$ 521,942	$ 148,039	$ 216,270	$ 162,599	$ 63,508	$ 323	$ 1,112,681
SEGMENT OPERATING INCOME (LOSS)	$ 60,065	$ 6,963	$ 30,522	$ 9,230	$ 6,075	$ (23,570)	$ 89,285
RESTRUCTURING AND OTHER	-0-	-0-	-0-	-0-	-0-	(1,221)	(1,221)
EARNINGS (LOSS) FROM OPERATIONS	60,065	6,963	30,522	9,230	6,075	(24,791)	88,064
INTEREST EXPENSE	-0-	-0-	-0-	-0-	-0-	(11,373)	(11,373)
INTEREST INCOME	-0-	-0-	-0-	-0-	-0-	411	411
EARNINGS (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	$ 60,065	$ 6,963	$ 30,522	$ 9,230	$ 6,075	$ (35,753)	$ 77,102
TOTAL ASSETS	$ 152,292	$ 54,216	$ 219,795	$ 62,043	$ 18,469	$ 128,756	$ 635,571
DEPRECIATION	12,409	3,727	6,599	2,793	112	5,626	31,266
CAPITAL EXPENDITURES	10,858	6,051	12,898	3,154	35	6,484	39,480

NOTE 15: BUSINESS SEGMENT INFORMATION, CONTINUED

FISCAL 2004 In thousands	Journeys	Underground Station Group	Johnston & Murphy	Dockers	Corporate & Other	Consolidated
SALES	$ 468,919	$ 147,812	$ 160,095	$ 61,339	$ 279	$ 838,444
INTERCOMPANY SALES	-0-	-0-	-0-	(1,065)	-0-	(1,065)
NET SALES TO EXTERNAL CUSTOMERS	$ 468,919	$ 147,812	$ 160,095	$ 60,274	$ 279	$ 837,379
SEGMENT OPERATING INCOME (LOSS)	$ 54,710	$ 8,178	$ 4,089	$ 4,548	$ (15,441)	$ 56,084
RESTRUCTURING CHARGE	-0-	-0-	-0-	-0-	(1,854)	(1,854)
EARNINGS (LOSS) FROM OPERATIONS	54,710	8,178	4,089	4,548	(17,295)	54,230
INTEREST EXPENSE	-0-	-0-	-0-	-0-	(7,902)	(7,902)
INTEREST INCOME	-0-	-0-	-0-	-0-	613	613
LOSS ON EARLY RETIREMENT OF DEBT	-0-	-0-	-0-	-0-	(2,581)	(2,581)
EARNINGS (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	$ 54,710	$ 8,178	$ 4,089	$ 4,548	$ (27,165)	$ 44,360
TOTAL ASSETS	$ 152,973	$ 49,979	$ 63,750	$ 16,853	$ 164,758	$ 448,313
DEPRECIATION	11,966	3,842	2,892	130	5,777	24,607
CAPITAL EXPENDITURES	12,712	5,362	1,665	14	2,787	22,540

FISCAL 2003 In thousands	Journeys	Underground Station Group	Johnston & Murphy	Dockers	Corporate & Other	Consolidated
SALES	$ 436,498	$ 147,926	$ 165,269	$ 80,419	$ 117	$ 830,229
INTERCOMPANY SALES	-0-	-0-	-0-	(1,922)	-0-	(1,922)
NET SALES TO EXTERNAL CUSTOMERS	$ 436,498	$ 147,926	$ 165,269	$ 78,497	$ 117	$ 828,307
SEGMENT OPERATING INCOME (LOSS)	$ 52,826	$ 12,323	$ 9,275	$ 8,506	$ (13,205)	$ 69,725
RESTRUCTURING CHARGE	-0-	-0-	-0-	-0-	(2,808)	(2,808)
OTHER	-0-	-0-	-0-	-0-	(638)	(638)
EARNINGS (LOSS) FROM OPERATIONS	52,826	12,323	9,275	8,506	(16,651)	66,279
INTEREST EXPENSE	-0-	-0-	-0-	-0-	(8,544)	(8,544)
INTEREST INCOME	-0-	-0-	-0-	-0-	674	674
EARNINGS (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	$ 52,826	$ 12,323	$ 9,275	$ 8,506	$ (24,521)	$ 58,409
TOTAL ASSETS	$ 147,545	$ 49,296	$ 66,460	$ 32,430	$ 142,125	$ 437,856
DEPRECIATION	10,804	3,582	3,371	139	3,892	21,788
CAPITAL EXPENDITURES	18,101	3,865	2,733	14	15,619	40,332

NOTE 16: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(In thousands, except per share amounts)	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter		Fiscal Year	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
NET SALES	**$ 225,526**	$ 192,746	**$ 245,939**	$ 179,478	**$ 288,398**	$ 212,483	**$ 352,818**	$ 252,672	**$1,112,681**	$ 837,379
GROSS MARGIN	**110,678**	88,092	**121,889**	83,489	**143,368**	99,128	**175,149**	118,069	**551,084**	388,778
PRETAX EARNINGS (LOSS)(1)	**9,390**(4)	5,397	**7,142**(5)	(1,527)(7)	**20,074**(8)	15,166	**40,496**(10)	25,324(12)	**77,102**	44,360
EARNINGS (LOSS) FROM CONTINUING OPERATIONS(2)	**5,806**	3,331	**4,825**	(987)	**12,383**	9,396	**25,446**	17,285	**48,460**	29,025
NET EARNINGS (LOSS)(2)	**5,806**	3,331	**4,804**(6)	(987)	**11,943**(9)	9,396	**25,696**(11)	16,397(13)	**48,249**	28,137
DILUTED EARNINGS (LOSS) PER COMMON SHARE:(3)										
CONTINUING OPERATIONS	**.24**	.15	**.20**	(.05)	**.49**	.38	**.97**	.69	**1.92**	1.24
NET EARNINGS (LOSS)	**.24**	.15	**.20**	(.05)	**.47**	.38	**.98**	.65	**1.91**	1.20

(1) Pretax earnings (loss) were restated for the lease accounting error. The restated amounts were a decrease of $30,000, a decrease of $10,000, an increase of $78,000, a decrease of $154,000, a decrease of $238,000, a decrease of $26,000, a decrease of $783,000 and a decrease of $973,000 for the first quarter of Fiscal 2005 and 2004, the second quarter of Fiscal 2005 and 2004, the third quarter of Fiscal 2005 and 2004 and the fourth quarter and year of Fiscal 2004, respectively (see Note 2).

(2) Earnings (loss) from continuing operations and net earnings (loss) were restated for the lease accounting error. The restated amounts were a decrease of $18,000, a decrease of $6,000, an increase of $50,000, a decrease of $96,000, a decrease of $146,000, a decrease of $16,000, a decrease of $475,000 and a decrease of $593,000 for the first quarter of Fiscal 2005 and 2004, the second quarter of Fiscal 2005 and 2004, the third quarter of Fiscal 2005 and 2004 and the fourth quarter and year of Fiscal 2004, respectively (see Note 2).

(3) Diluted earnings (loss) per common share from continuing operations and diluted net earnings per share were restated for EITF Consensus No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share" and the lease accounting error. The change for Consensus No. 04-8 was a decrease to diluted earnings (loss) per common share from continuing operations of $0.02, $0.01 and $0.05 for the first quarter, second quarter and third quarter of Fiscal 2005, respectively, and a decrease of $0.02, $0.01 and $0.06 to diluted net earnings per share for the same periods of Fiscal 2005. The third quarter of Fiscal 2005 also decreased an additional $0.01 for the least restatement. The change for Consensus No. 04-8 was a decrease to diluted earnings (loss) per common share from continuing operations of $0.04, $0.09 and $0.07 for the third quarter, fourth quarter and year of Fiscal 2004, respectively, and a decrease of $0.04, $0.09 and $0.06 to diluted net earnings per share for the third quarter, fourth quarter and year of Fiscal 2004, respectively. The second quarter, fourth quarter and year of Fiscal 2004 also decreased an additional $0.01, $0.02 and $0.02, respectively, for the least restatement. Diluted net earnings per share changed by the same amounts for Fiscal 2004 with the exception of the year of Fiscal 2004 which decreased an additional $0.03 (see Note 2).

(4) Includes a net restructuring and other charge of $0.1 million (see Note 4).

(5) Includes a net restructuring and other credit of $0.2 million (see Note 4).

(6) Includes a loss of $21,000, net of tax, from discontinued operations (see Notes 4 and 14).

(7) Includes a $2.6 million loss on the early retirement of debt (see Note 7).

(8) Includes a net restructuring and other charge of $0.7 million (see Note 4).

(9) Includes a loss of $0.4 million, net of tax, from discontinued operations (see Notes 4 and 14).

(10) Includes a net restructuring and other charge of $0.6 million (see Note 4).

(11) Includes a gain of $0.3 million, net of tax, from discontinued operations (see Notes 4 and 14).

(12) Includes a net restructuring and other charge of $2.0 million (see Note 4).

(13) Includes a loss of $0.9 million, net of tax, from discontinued operations (see Notes 4 and 14).

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders will be held Wednesday, June 22, 2005 at 10:00 a.m. CST, at the corporate headquarters in Genesco Park, Nashville, Tennessee.

CORPORATE HEADQUARTERS

Genesco Park
1415 Murfreesboro Road – P.O. Box 731
Nashville, Tennessee 37202-0731

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young
424 Church Street
Suite 1100
Nashville, Tennessee 37219

TRANSFER AGENT AND REGISTRAR

Communications concerning stock transfer, preferred stock dividends, consolidating accounts, change of address and lost or stolen stock certificates should be directed to the transfer agent. When corresponding with the transfer agent, shareholders should state the exact name(s) in which the stock is registered and certificate number, as well as old and new information about the account.

EquiServe Phone #: 781-575-2879
Address: EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, Rhode Island 02940-3023
Private Couriers/Registered mail:
EquiServe Trust Company, N.A.
66 Brooks Drive
Braintree, Massachusetts 02184
Questions & Inquiries via our Website:
http://www.equiserve.com
Hearing Impaired #: TDD: 1-800-952-9245

INVESTOR RELATIONS

Security analysts, portfolio managers or other investment community representatives should contact:

James S. Gulmi, Senior Vice President–Finance and Chief Financial Officer
Genesco Park, Suite 490–P.O. Box 731
Nashville, Tennessee 37202-0731
(615) 367-8325

OTHER INFORMATION

Certifications by the Chief Executive Officer and the Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits of the Company's 2005 Annual Report on Form 10-K. The Chief Executive Officer has submitted to the New York Stock Exchange (NYSE) the annual CEO certification for fiscal 2005 regarding the Company's compliance with the NYSE's corporate governance listing standards.

FORM 10-K

Each year Genesco files with the Securities and Exchange Commission a Form 10-K which contains more detailed information. Any shareholder who would like to receive, without charge, a single copy (without exhibits), or who would like to receive extra copies of any Genesco shareholder publication should send a request to:

Claire S. McCall
Director, Corporate Relations
Genesco Park, Suite 490–P.O. Box 731
Nashville, Tennessee 37202-0731
(615) 367-8283

COMMON STOCK LISTING

New York Stock Exchange, Chicago Stock Exchange
Symbol: GCO

SHAREHOLDER INFORMATION LINE

Genesco maintains a toll-free shareholder information line, 1-800-6400-GCO (1-800-640-0426), to provide shareholders with information about the Company.

Shareholders may also request a copy of the Company's quarterly earnings release at this number. The Company updates the list of quarterly information recipients annually and reminds shareholders to call each year the number above if they wish to remain on the list.

BOARD OF DIRECTORS

LEONARD L. BERRY
Distinguished Professor of Marketing, and Professor of Humanities in Medicine
M.B. Zale Chair in Retailing and Marketing Studies
Department of Marketing
Mays Business School
Texas A&M University
College Station, Texas
Member of the compensation committee

WILLIAM F. BLAUFUSS, JR.
Consultant
Nashville, Tennessee
Member of the audit committee

ROBERT V. DALE
Consultant
Nashville, Tennessee
Chairman of the audit committee, member of the nominating and governance committee

W. LIPSCOMB DAVIS, JR.
Partner
Hillsboro Enterprises
Nashville, Tennessee
Chairman of the nominating and governance, and compensation committees

MATTHEW C. DIAMOND
Chairman and Chief Executive Officer
Alloy, Inc.
New York, New York
Member of the finance and compensation committees

MARTY G. DICKENS
President
BellSouth-Tennessee
Nashville, Tennessee
Member of the finance and nominating and governance committees

BEN T. HARRIS
Former Chairman
Genesco Inc.

KATHLEEN MASON
President and Chief Executive Officer
Tuesday Morning Inc.
Dallas, Texas
Member of the compensation and audit committees

HAL N. PENNINGTON
Chairman, President and Chief Executive Officer
Genesco Inc.

WILLIAM A. WILLIAMSON, JR.
Private Investor
Whetstone Capital
Montgomery, Alabama
Member of the audit and nominating and governance committees

WILLIAM S. WIRE II
Former Chairman
Genesco Inc.
Nashville, Tennessee
Chairman of the finance committee

CORPORATE OFFICERS

HAL N. PENNINGTON
Chairman, President and Chief Executive Officer
43 years with Genesco

JAMES S. GULMI
Senior Vice President – Finance and Chief Financial Officer
33 years with Genesco

JAMES C. ESTEPA
Senior Vice President – Genesco Retail
20 years with Genesco

JONATHAN D. CAPLAN
Senior Vice President – Genesco Branded
12 years with Genesco

ROBERT J. DENNIS
Senior Vice President – Hat World Corporation
1 year with Genesco

JOHN W. CLINARD
Vice President – Administration and Human Resources
33 years with Genesco

ROGER G. SISSON
Vice President, Secretary and General Counsel
11 years with Genesco

MIMI E. VAUGHN
Vice President – Strategy and Business Development
2 years with Genesco

MATTHEW N. JOHNSON
Treasurer
12 years with Genesco

PAUL D. WILLIAMS
Chief Accounting Officer
28 years with Genesco

GENESCO RETAIL STORES

BY STATE OR PROVINCE AS OF 1/29/2005

ALBERTA
CALGARY CAP CONNECTION (2)
EDMONTON CAP CONNECTION (4)

ALASKA
ANCHORAGE HAT WORLD (2), JOURNEYS (2)
FAIRBANKS JOURNEYS

ALABAMA
AUBURN JOURNEYS
BIRMINGHAM HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS (3), UNDERGROUND STATION
DOTHAN HAT WORLD, JOURNEYS
FAIRFIELD UNDERGROUND STATION
FLORENCE JOURNEYS
FOLEY JOHNSTON & MURPHY OUTLET
HOOVER JARMAN SHOE STORE
HUNTSVILLE HAT WORLD, JARMAN STONE & CO., JOURNEYS (2)
MOBILE JOURNEYS, UNDERGROUND STATION
MONTGOMERY JOURNEYS, UNDERGROUND STATION
OXFORD UNDERGROUND STATION
TUSCALOOSA JOURNEYS

ARKANSAS
FAYETTEVILLE HAT WORLD, JOURNEYS
FORT SMITH HAT WORLD, JOURNEYS
HOT SPRINGS JOURNEYS
JONESBORO JOURNEYS
LITTLE ROCK JOURNEYS, UNDERGROUND STATION
NORTH LITTLE ROCK JOURNEYS, HAT WORLD
PINE BLUFF HAT WORLD, JOURNEYS

ARIZONA
CHANDLER JOURNEYS, JOURNEYS KIDZ
FLAGSTAFF JOURNEYS
GLENDALE JOURNEYS
MESA JOURNEYS (2), JOURNEYS KIDZ, UNDERGROUND STATION
PHOENIX HAT WORLD (2), JARMAN SHOE STORE JOHNSTON & MURPHY SHOP, JOURNEYS (4), UNDERGROUND STATION (2)
PRESCOTT JOURNEYS
SCOTTSDALE JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ
TEMPE HAT WORLD, JOURNEYS, JOURNEYS KIDZ
TUCSON HAT WORLD (2), JARMAN SHOE STORE, JOURNEYS (3), JOURNEYS KIDZ

BRITISH COLUMBIA
LANGLEY CAP CONNECTION
SURREY CAP CONNECTION
VANCOUVER CAP CONNECTION
VICTORIA CAP CONNECTION
KELOWNA CAP CONNECTION

CALIFORNIA
ARCADIA HAT WORLD, JOURNEYS
BAKERSFIELD HAT WORLD, JOURNEYS, JOURNEYS KIDZ
BREA HAT WORLD, JOURNEYS
BURBANK JOURNEYS
CAMARILLO JOHNSTON & MURPHY OUTLET
CANOGA PARK JOURNEYS
CAPITOLA JOURNEYS
CARLSBAD HAT WORLD (2) JARMAN SHOE STORE, JOHNSTON & MURPHY OUTLET, JOURNEYS
CEBAZON JOHNSTON & MURPHY OUTLET
CERRITOS HAT WORLD, JARMAN SHOE STORE, JOURNEYS
CHICO JOURNEYS
CHULA VISTA HAT WORLD
CITRUS HEIGHTS JARMAN SHOE STORE, JOURNEYS
CITY OF INDUSTRY JOURNEYS
CONCORD JOURNEYS
COSTA MESA JOHNSTON & MURPHY SHOP, JOURNEYS
CULVER CITY HAT WORLD, UNDERGROUND STATION
DALY CITY JOURNEYS
DOWNEY HAT WORLD, JOURNEYS
EL CAJON HAT WORLD, JARMAN SHOE STORE, JOURNEYS
ESCONDIDO JOURNEYS
EUREKA HAT WORLD, JOURNEYS
FAIRFIELD JOURNEYS, UNDERGROUND STATION
FOLSOM HAT WORLD
FRESNO HAT WORLD, JARMAN SHOE STORE
GILROY HAT WORLD
GLENDALE HAT WORLD, JOHNSTON & MURPHY SHOP
HANFORD JOURNEYS
HAYWARD UNDERGROUND STATION
LAKEWOOD HAT WORLD, JOURNEYS, UNDERGROUND STATION
LOS ANGELES JOHNSTON & MURPHY SHOP
MILPITAS HAT WORLD, JOURNEYS
MODESTO HAT WORLD, JARMAN SHOE STORE, JOURNEYS, JOURNEYS KIDZ
MONTCLAIRE JOURNEYS, HAT WORLD, UNDERGROUND STATION
MONTEBELLO HAT WORLD, JARMAN SHOE STORE, JOURNEYS
MONTEREY HAT WORLD
MORENO VALLEY HAT WORLD, JOURNEYS
NAPA JOHNSTON & MURPHY OUTLET
NATIONAL CITY HAT WORLD, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
NEWARK JOURNEYS
NORTHRIDGE HAT WORLD, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
ONTARIO HAT WORLD, JOURNEYS, JOURNEYS KIDZ
PALM DESERT HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS
PALMDALE HAT WORLD, JOURNEYS
PISMO BEACH JOURNEYS
PLEASANTON JOURNEYS
RANCHO CUCAMONGA JOURNEYS
REDDING JOURNEYS
REDONDO BEACH HAT WORLD, JOURNEYS
RICHMOND UNDERGROUND STATION
RIVERSIDE HAT WORLD, JOURNEYS
ROSEVILLE JOURNEYS
SACRAMENTO HAT WORLD, (2), JOURNEYS, JARMAN SHOE STORE
SALINAS HAT WORLD, JOURNEYS
SAN BERNADINO JOURNEYS
SAN DIEGO HAT WORLD (3), JOHNSTON & MURPHY SHOP, JOURNEYS (3)
SAN FRANCISCO HAT WORLD, JOHNSTON & MURPHY SHOP
SAN JOSE HAT WORLD, JOURNEYS, JOURNEYS KIDZ
SAN MATEO HAT WORLD, JOURNEYS
SAN RAFAEL JOURNEYS
SANTA ANA HAT WORLD, JOURNEYS
SANTA CLARA HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ
SANTA ROSA HAT WORLD, JOURNEYS
SHERMAN OAKS JOURNEYS
STOCKTON JOURNEYS
TENECULAH JOURNEYS
THOUSAND OAKS JOURNEYS
TRACY HAT WORLD, JOURNEYS
VALENCIA JOURNEYS
VENTURA HAT WORLD, JOURNEYS
VISALIA JOURNEYS
WALNUT CREEK JOHNSTON & MURPHY SHOP
WEST COVINA HAT WORLD, JOURNEYS, UNDERGROUND STATION
WESTMINSTER JOURNEYS
YUBA CITY JOURNEYS

COLORADO
AURORA UNDERGROUND STATION
BROOMFIELD HAT WORLD, JOURNEYS
CASTLE ROCK JOHNSTON & MURPHY OUTLET
COLORADO SPRINGS HAT WORLD (2), JOURNEYS, UNDERGROUND STATION
DENVER JOHNSTON & MURPHY SHOP, JOURNEYS
FT. COLLINS JOURNEYS
GRAND JUNCTION JOURNEYS
GREELEY JOURNEYS
LAKEWOOD JOURNEYS
LITTLETON HAT WORLD, JOURNEYS (2)
LONGMONT JOURNEYS
WESTMINISTER JOURNEYS, JOURNEYS KIDZ, HAT WORLD, UNDERGROUND STATION

CONNECTICUT
DANBURY HAT WORLD, JOURNEYS
FARMINGTON JOHNSTON & MURPHY SHOP
MANCHESTER HAT WORLD, JOURNEYS
MERIDIAN JOURNEYS
MILFORD JOURNEYS
STAMFORD JOHNSTON & MURPHY SHOP, JOURNEYS
TRUMBULL HAT WORLD, JOURNEYS
WATERBURY HAT WORLD, JOURNEYS
WATERFORD HAT WORLD, JOURNEYS

DISTRICT OF COLUMBIA
WASHINGTON DC HAT WORLD, JOHNSTON & MURPHY SHOP (2), UNDERGROUND STATION

DELAWARE
DOVER HAT WORLD, JOURNEYS
NEWARK HAT WORLD, JOHNSTON & MURPHY SHOP
REHOBOTH BEACH HAT WORLD

FLORIDA
ALTAMONTE SPRINGS HAT WORLD, JARMAN SHOE STORE, JOURNEYS
AVENTURA JOHNSTON & MURPHY SHOP, JOURNEYS
BOCA RATON HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS
BOYNTON BEACH HAT WORLD, JOURNEYS, UNDERGROUND STATION
BRANDON HAT WORLD, JOURNEYS (2)
CLEARWATER HAT WORLD, JOURNEYS
CORAL SPRINGS JOURNEYS, UNDERGROUND STATION
DAYTONA BEACH HAT WORLD, JOURNEYS
DESTIN HAT WORLD, JOHNSTON & MURPHY OUTLET, JOURNEYS
ELLENTON JOURNEYS
ESTERO JOHNSTON & MURPHY OUTLET
FORT WALTON BEACH JOURNEYS
FT. LAUDERDALE JOHNSTON & MURPHY SHOP
FT. MYERS HAT WORLD, JOURNEYS, UNDERGROUND STATION
GAINESVILLE HAT WORLD, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
JACKSONVILLE HAT WORLD (2), JOURNEYS (2), UNDERGROUND STATION (2)
JENSEN BEACH JOURNEYS
LAKELAND HAT WORLD, JOURNEYS
MELBOURNE JOURNEYS
MERRITT SQUARE ISLAND JOURNEYS
MIAMI JARMAN SHOE STORE, JOURNEYS (3), UNDERGROUND STATION (3)
NAPLES HAT WORLD, JOURNEYS
OCOEE HAT WORLD, JOURNEYS, UNDERGROUND STATION
ORANGE PARK HAT WORLD, JOURNEYS
ORLANDO HAT WORLD (3), JOHNSTON & MURPHY OUTLET, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION (2)
OVIEDO JOURNEYS
PALM BEACH JOHNSTON & MURPHY SHOP, JOURNEYS
PANAMA CITY HAT WORLD, JOURNEYS
PEMBROKE PINES HAT WORLD, JOURNEYS
PENSACOLA HAT WORLD, JARMAN SHOE STORE, JOURNEYS, UNDERGROUND STATION
PLANTATION JOURNEYS, HAT WORLD
PORT CHARLOTTE JOURNEYS
PORT RICHEY JOURNEYS
SANFORD JOURNEYS
SARASOTA JOURNEYS
ST. PETERBURG JOURNEYS, HAT WORLD
STUART JARMAN SHOE STORE
SUNRISE HAT WORLD, JOURNEYS, UNDERGROUND STATION
TALLAHASSEE HAT WORLD (2), JOURNEYS (2), UNDERGROUND STATION
TAMPA HAT WORLD (2), JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP (2), JOURNEYS (3), UNDERGROUND STATION
VERO BEACH JOURNEYS
WELLINGTON JOHNSTON & MURPHY SHOP, JOURNEYS
WEST PALM BEACH HAT WORLD, JARMAN SHOE STORE, JOURNEYS, UNDERGROUND STATION

GEORGIA
ALBANY JOURNEYS
ALPHARETTA HAT WORLD, JOURNEYS
ATHENS JOURNEYS
ATLANTA HAT WORLD, JARMAN SHOE STORE (2), JOHNSTON & MURPHY SHOP (5), JOURNEYS (3), UNDERGROUND STATION (2)
AUGUSTA HAT WORLD, JARMAN SHOE STORE, JOURNEYS, UNDERGROUND STATION
BUFORD HAT WORLD
CENTERVILLE JOURNEYS
COLUMBUS JOURNEYS, UNDERGROUND STATION
DALTON JOURNEYS
DARIEN JOHNSTON & MURPHY OUTLET
DAWSONVILLE JOHNSTON & MURPHY OUTLET
DECATUR HAT WORLD, JARMAN SHOE STORE
DOUGLASVILLE JOURNEYS
DULUTH HAT WORLD, JARMAN SHOE STORE, JOURNEYS, UNDERGROUND STATION
KENNESAW JARMAN SHOE STORE, JOURNEYS
LAWRENCEVILLE JOURNEYS, UNDERGROUND STATION
LITHONIA JOURNEYS, UNDERGROUND STATION
MACON JOURNEYS, UNDERGROUND STATION
MORROW HAT WORLD, JARMAN SHOE STORE, UNDERGROUND STATION
SAVANNAH HAT WORLD, JOURNEYS, UNDERGROUND STATION (2)
UNION CITY UNDERGROUND STATION
VALDOSTA JOURNEYS

HAWAII
AIEA, OHAU HAT WORLD
HILO HAT WORLD
HONOLULU HAT WORLD (2), JOURNEYS
KAHULUI HAT WORLD
LAHAINA, MAUI HAT WORLD

IOWA
AMES JOURNEYS
CEDAR FALLS HAT WORLD
CEDAR RAPIDS JOURNEYS
CORALVILLE HAT WORLD, JOURNEYS
COUNCIL BLUFFS JOURNEYS
DAVENPORT HAT WORLD, JOURNEYS
DES MOINES JOURNEYS (2)
DUBUQUE JOURNEYS
SIOUX CITY JOURNEYS
WATERLOO JOURNEYS
WEST DES MOINES JOURNEYS (2)

IDAHO
BOISE JOURNEYS
IDAHO FALLS JOURNEYS
TWIN FALLS JOURNEYS

ILLINOIS
AURORA HAT WORLD (2), JOHNSTON & MURPHY OUTLET, JOURNEYS (2), UNDERGROUND STATION
BLOOMINGDALE HAT WORLD, JOURNEYS, UNDERGROUND STATION
BLOOMINGTON HAT WORLD, JOURNEYS
CALUMET UNDERGROUND STATION, HAT WORLD
CARBONDALE JOURNEYS
CHAMPAIGN HAT WORLD, JOURNEYS
CHICAGO HAT WORLD (3), JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP (2), JOURNEYS, UNDERGROUND STATION (3)
CHICAGO RIDGE HAT WORLD, UNDERGROUND STATION
EVERGREEN PARK HAT WORLD
FAIRVIEW HEIGHTS JOURNEYS, HAT WORLD
FORSYTH JOURNEYS
GURNEE HAT WORLD, JOURNEYS
JOLIET HAT WORLD, UNDERGROUND STATION
LINCOLNWOOD HAT WORLD, UNDERGROUND STATION
LOMBARD HAT WORLD, JOURNEYS
MATTESON HAT WORLD
MOLINE HAT WORLD, JOURNEYS
MT. PROSPECT HAT WORLD
NILES HAT WORLD
NORRIDGE HAT WORLD, JARMAN SHOE STORE
NORTH RIVERSIDE HAT WORLD, JOURNEYS, UNDERGROUND STATION
NORTHBROOK JOHNSTON & MURPHY SHOP
OAKBROOK JOHNSTON & MURPHY SHOP
ORLAND PARK HAT WORLD, JOURNEYS
PEORIA HAT WORLD, JOURNEYS
ROCKFORD HAT WORLD, JOURNEYS
SCHAUMBURG JOHNSTON & MURPHY SHOP, JOURNEYS
SPRINGFIELD HAT WORLD, JOURNEYS
ST. CHARLES JOURNEYS
VERNON HILLS JOURNEYS, HAT WORLD
W. DUNDEE JOURNEYS, HAT WORLD

INDIANA
BLOOMINGTON HAT WORLD, JOURNEYS
CARMEL HAT WORLD
CLARKSVILLE HAT WORLD
ELKHART HAT WORLD
EVANSVILLE HAT WORLD, JOURNEYS
FT. WAYNE HAT WORLD, JOURNEYS
GREENWOOD HAT WORLD, JOURNEYS

GENESCO RETAIL STORES

BY STATE OR PROVINCE AS OF 1/29/2005

INDIANAPOLIS HAT WORLD (6), JOHNSTON & MURPHY SHOP (2), JOURNEYS (2), UNDERGROUND STATION
KOKOMO HAT WORLD, JOURNEYS
LAFAYETTE HAT WORLD, JOURNEYS
MERRILLVILLE HAT WORLD, JARMAN SHOE STORE, JOURNEYS
MICHIGAN CITY HAT WORLD
MISHAWAKA HAT WORLD, JOURNEYS
MUNCIE HAT WORLD, JOURNEYS
RICHMOND JOURNEYS
TERRE HAUTE HAT WORLD, JOURNEYS

KANSAS

MANHATTAN HAT WORLD, JOURNEYS
OLATHE HAT WORLD, JOURNEYS
OVERLAND JOHNSTON & MURPHY SHOP
OVERLAND PARK HAT WORLD, JOURNEYS
SALINA JOURNEYS
TOPEKA HAT WORLD, JOURNEYS
WICHITA HAT WORLD (2), JOURNEYS (2), UNDERGROUND STATION

KENTUCKY

ASHLAND JOURNEYS
BOWLING GREEN HAT WORLD, JOURNEYS
FLORENCE HAT WORLD, JOURNEYS
HEBRON JOHNSTON & MURPHY SHOP
LEXINGTON HAT WORLD, JOURNEYS
LOUISVILLE HAT WORLD (2), JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION (2)
NEWPORT JOURNEYS
OWENSBORO JOURNEYS
PADUCAH HAT WORLD, JOURNEYS

LOUISIANA

ALEXANDRIA UNDERGROUND STATION
BATON ROUGE HAT WORLD (2), JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP, JOURNEYS (2), JOURNEYS KIDZ, UNDERGROUND STATION
BOSSIER CITY HAT WORLD, JARMAN SHOE STORE, UNDERGROUND STATION
GRETNA JOURNEYS, UNDERGROUND STATION
HOUMA JOURNEYS
KENNER JARMAN SHOE STORE, JOURNEYS
LAFAYETTE HAT WORLD, JOURNEYS
LAKE CHARLES HAT WORLD, JOURNEYS, UNDERGROUND STATION
METAIRIE JOHNSTON & MURPHY SHOP
MONROE HAT WORLD, JOURNEYS, UNDERGROUND STATION
NEW ORLEANS HAT WORLD, JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP
SLIDELL JOURNEYS

MASSACHUSETTS

AUBURN HAT WORLD, JOURNEYS
BOSTON HAT WORLD, JOHNSTON & MURPHY SHOP (2)
BRAINTREE HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS
BURLINGTON HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS
CAMBRIDGE HAT WORLD, JOURNEYS
CHESTNUT HILL JOHNSTON & MURPHY SHOP
DARTMOUTH HAT WORLD, JOURNEYS
EAST BOSTON HAT WORLD
HANOVER JOURNEYS
HOLYOKE HAT WORLD, JOURNEYS, UNDERGROUND STATION
HYANNIS HAT WORLD, JOURNEYS
LEE JOHNSTON & MURPHY OUTLET
MARLBORO HAT WORLD, JOURNEYS
NATICK HAT WORLD, JOURNEYS
NORTH ATTLEBORO HAT WORLD, JOURNEYS, UNDERGROUND STATION
PEABODY HAT WORLD, JOURNEYS
SAUGUS HAT WORLD, JOURNEYS, UNDERGROUND STATION
SPRINGFIELD JOURNEYS
TAUNTON HAT WORLD, JOURNEYS
WRENTHAM HAT WORLD, JOHNSTON & MURPHY OUTLET, JOURNEYS

MARYLAND

ANNAPOLIS HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
BALTIMORE HAT WORLD (3), JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION,
BEL AIR JOURNEYS
BETHESDA HAT WORLD, JOURNEYS, UNDERGROUND STATION
COLUMBIA HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS
FREDERICK HAT WORLD, JOURNEYS
GAITHERSBURG JOURNEYS, UNDERGROUND STATION
GLEN BURNIE JOURNEYS
HAGERSTOWN HAT WORLD, JOHNSTON & MURPHY OUTLET, JOURNEYS
HANOVER HAT WORLD, JARMAN SHOE STORE, JOURNEYS
HYATTSVILLE UNDERGROUND STATION
KENSINGTON JOHNSTON & MURPHY SHOP
OWINGS MILLS UNDERGROUND STATION
SALISBURY HAT WORLD, JOURNEYS
TOWSON JOURNEYS
WALDORF HAT WORLD, UNDERGROUND STATION
WHEATON UNDERGROUND STATION

MAINE

BANGOR HAT WORLD, JOURNEYS
FREEPORT JOHNSTON & MURPHY OUTLET
PORTLAND JOURNEYS
SOUTH PORTLAND HAT WORLD

MICHIGAN

ANN ARBOR HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS
AUBURN HILLS HAT WORLD, JOURNEYS, UNDERGROUND STATION
BATTLE CREEK HAT WORLD, JOURNEYS
DEARBORN HAT WORLD, JOHNSTON & MURPHY SHOP, UNDERGROUND STATION
FLINT HAT WORLD, JOURNEYS, UNDERGROUND STATION
GRAND RAPIDS HAT WORLD, JOHNSTON & MURPHY SHOP
GRANDVILLE HAT WORLD, JOURNEYS
HARPER WOODS HAT WORLD, JARMAN SHOE STORE, UNDERGROUND STATION
HOWELL JOURNEYS
JACKSON HAT WORLD
LANSING HAT WORLD, JOURNEYS
LIVONIA JOHNSTON & MURPHY SHOP, UNDERGROUND STATION
MIDLAND HAT WORLD
MUSKEGON JOURNEYS
NOVI JOHNSTON & MURPHY SHOP, JOURNEYS
OKEMOS HAT WORLD, JOURNEYS
PORT HURON JOURNEYS
PORTAGE HAT WORLD, JOURNEYS
ROSEVILLE UNDERGROUND STATION
SAGINAW HAT WORLD, JOURNEYS, UNDERGROUND STATION
SOUTHFIELD HAT WORLD, UNDERGROUND STATION
STERLING HEIGHTS HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
TAYLOR HAT WORLD, JOURNEYS, UNDERGROUND STATION
TRAVERSE CITY JOURNEYS
TROY HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
WESTLAND JOURNEYS

MINNESOTA

ALBERTVILLE HAT WORLD
BLAINE JOURNEYS
BLOOMINGTON HAT WORLD (5), JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
BROOKLYN CENTER JOURNEYS
BURNSVILLE HAT WORLD, JARMAN SHOE STORE, JOURNEYS
DULUTH HAT WORLD, JOURNEYS
EDEN PRAIRIE JOURNEYS
MANKATO JOURNEYS
MAPLEWOOD JARMAN SHOE STORE, JOURNEYS
MINNETONKA HAT WORLD, JOURNEYS
ROCHESTER HAT WORLD, JOURNEYS
ROSEVILLE HAT WORLD, JOURNEYS
ST. CLOUD HAT WORLD, JOURNEYS
ST. PAUL HAT WORLD, JOHNSTON & MURPHY SHOP

MISSOURI

CAPE GIRARDEAU JOURNEYS
CHESTERFIELD HAT WORLD, JOHNSTON & MURPHY SHOP
COLUMBIA HAT WORLD, JOURNEYS
DES PERES JOURNEYS
FLORISSANT HAT WORLD
HAZELWOOD HAT WORLD, JOURNEYS
INDEPENDENCE HAT WORLD, JOURNEYS
JOPLIN HAT WORLD, JOURNEYS
KANSAS CITY HAT WORLD (3), JOHNSTON & MURPHY SHOP
OSAGE BEACH JOHNSTON & MURPHY OUTLET
SPRINGFIELD HAT WORLD, JOURNEYS
ST. ANN HAT WORLD (2), JOURNEYS, UNDERGROUND STATION
ST. JOSEPH JOURNEYS
ST. LOUIS HAT WORLD (4), JOHNSTON & MURPHY SHOP, JOURNEYS (3), JOURNEYS KIDZ, UNDERGROUND STATION (2)
ST. PETERS JOURNEYS

MISSISSIPPI

BILOXI JOURNEYS, UNDERGROUND STATION
GREENVILLE JOURNEYS
HATTIESBURG JOURNEYS
JACKSON HAT WORLD, UNDERGROUND STATION
RIDGELAND HAT WORLD, JOURNEYS
TUPELO HAT WORLD, UNDERGROUND STATION

NORTH CAROLINA

ASHEVILLE HAT WORLD, JOURNEYS, UNDERGROUND STATION
CARY HAT WORLD, JOURNEYS
CHARLOTTE HAT WORLD (2), JOHNSTON & MURPHY SHOP (2), JOURNEYS, UNDERGROUND STATION
CONCORD HAT WORLD, JOURNEYS (2), UNDERGROUND STATION
DURHAM HAT WORLD, UNDERGROUND STATION
FAYETTEVILLE HAT WORLD, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
GASTONIA HAT WORLD, JOURNEYS
GREENSBORO HAT WORLD, JARMAN SHOE STORE, JOURNEYS
GREENVILLE UNDERGROUND STATION
HICKORY JOURNEYS
HIGH POINT HAT WORLD
JACKSONVILLE HAT WORLD, JOURNEYS, UNDERGROUND STATION
PINEVILLE HAT WORLD, JOURNEYS, UNDERGROUND STATION
RALEIGH JOHNSTON & MURPHY SHOP, JOURNEYS (2)
ROCKY MOUNT UNDERGROUND STATION
WILMINGTON HAT WORLD, JOURNEYS, UNDERGROUND STATION
WINSTON-SALEM JOURNEYS, HAT WORLD, UNDERGROUND STATION

NORTH DAKOTA

BISMARK JOURNEYS
FARGO JOURNEYS
GRAND FORKS JOURNEYS
MINOT JOURNEYS

NEBRASKA

LINCOLN HAT WORLD, JOURNEYS
OMAHA HAT WORLD (3), JOURNEYS (2)

NEW HAMPSHIRE

CONCORD JOURNEYS
LINCOLN JOURNEYS
MANCHESTER HAT WORLD, JOURNEYS
NASHUA HAT WORLD, JOURNEYS
NEWINGTON HAT WORLD, JOURNEYS
NORTH CONWAY JOURNEYS
SALEM HAT WORLD, JOURNEYS

NEW JERSEY

BRIDGEWATER HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS
BRUNSWICK JOURNEYS
BURLINGTON UNDERGROUND STATION
CHERRY HILL HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS
DEPTFORD HAT WORLD, JOURNEYS
EATONTOWN HAT WORLD, UNDERGROUND STATION
EDISON HAT WORLD
ELIZABETH HAT WORLD, JOURNEYS
FREEHOLD HAT WORLD, JOURNEYS
JERSEY CITY HAT WORLD, JOURNEYS, UNDERGROUND STATION
LAWRENCEVILLE HAT WORLD, JOURNEYS, UNDERGROUND STATION
LIVINGSTON HAT WORLD, JOURNEYS
MAYS LANDING HAT WORLD, JOURNEYS, UNDERGROUND STATION
MONMOUTH JOURNEYS
MOORESTOWN HAT WORLD, JOURNEYS
NEWARK HAT WORLD
PARAMUS HAT WORLD, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
PHILLIPSBURG HAT WORLD
ROCKAWAY HAT WORLD, JOURNEYS
SHORT HILLS JOHNSTON & MURPHY SHOP
TOMS RIVER HAT WORLD, JOURNEYS
VINELAND UNDERGROUND STATION
WAYNE HAT WORLD, JARMAN SHOE STORE, JOURNEYS
WOODBRIDGE HAT WORLD, JOURNEYS

NEW MEXICO

ALBUQUERQUE HAT WORLD, JOURNEYS (2), JOURNEYS KIDZ, UNDERGROUND STATION (2)
CLOVIS JOURNEYS
FARMINGTON JOURNEYS
LAS CRUCES JOURNEYS
SANTA FE JOHNSTON & MURPHY OUTLET, JOURNEYS

NEVADA

HENDERSON JOURNEYS, JOURNEYS KIDZ
LAS VEGAS HAT WORLD (4), JOHNSTON & MURPHY OUTLET, JOHNSTON & MURPHY SHOP, JOURNEYS (5), UNDERGROUND STATION
PRIMM HAT WORLD, JOHNSTON & MURPHY OUTLET
RENO JOURNEYS

NEW YORK

ALBANY HAT WORLD, JOURNEYS, UNDERGROUND STATION
AMHERST HAT WORLD, JARMAN SHOE STORE, JOURNEYS
BAY SHORE HAT WORLD, JOURNEYS
BROOKLYN HAT WORLD, UNDERGROUND STATION
BUFFALO HAT WORLD, JOURNEYS, UNDERGROUND STATION
CENTRAL VALLEY HAT WORLD, JOHNSTON & MURPHY OUTLET
DEWITT JOURNEYS
ELMHURST HAT WORLD, JOURNEYS, UNDERGROUND STATION
FLUSHING HAT WORLD
GARDEN CITY HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS, JARMAN SHOE STORE
GREECE JOURNEYS
HICKSVILLE HAT WORLD, JOURNEYS
HORSEHEADS HAT WORLD, JOURNEYS
HUNTINGTON STATION JOHNSTON & MURPHY SHOP
JOHNSON CITY HAT WORLD, JOURNEYS
LAKE GROVE HAT WORLD, JOURNEYS, JOURNEYS KIDZ
MASSAPEQUA HAT WORLD, JOURNEYS
MIDDLETOWN HAT WORLD, JOURNEYS
NEW HARTFORD JOURNEYS
NEW YORK HAT WORLD (4), JOHNSTON & MURPHY SHOP (2)
NIAGARA FALLS JOHNSTON & MURPHY OUTLET
POUGHKEEPSIE HAT WORLD, JOURNEYS
RIVERHEAD HAT WORLD, JOHNSTON & MURPHY OUTLET, JOURNEYS
ROCHESTER HAT WORLD, JOURNEYS, UNDERGROUND STATION
SARATOGA SPRINGS JOURNEYS, HAT WORLD
SCHENECTADY HAT WORLD
STATEN ISLAND HAT WORLD, JARMAN SHOE STORE, JOURNEYS, UNDERGROUND STATION
SYRACUSE HAT WORLD, JOURNEYS (2)
VALLEY STREAM HAT WORLD, UNDERGROUND STATION
VICTOR HAT WORLD, JOHNSTON & MURPHY SHOP
WATERLOO HAT WORLD, JOURNEYS
WEST NYACK JOURNEYS, UNDERGROUND STATION
WHITE PLAINS HAT WORLD (2), JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
YORKTOWN HEIGHTS JOURNEYS

OHIO

AKRON HAT WORLD (2), JOURNEYS (2)
BEACHWOOD JOHNSTON & MURPHY SHOP
BEAVERCREEK HAT WORLD
CANTON HAT WORLD, JOURNEYS
CINCINNATI HAT WORLD (5), JOURNEYS (4), JOURNEYS KIDS, UNDERGROUND STATION (2)

GENESCO RETAIL STORES

BY STATE OR PROVINCE AS OF 1/29/2005

CLEVELAND HAT WORLD, JOHNSTON & MURPHY SHOP
COLUMBUS HAT WORLD (3), JOHNSTON & MURPHY SHOP (2), JOURNEYS, UNDERGROUND STATION (2)
DAYTON HAT WORLD, JOURNEYS (2)
DUBLIN HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS
ELYRIA JOURNEYS
FINDLAY JOURNEYS
HEATH HAT WORLD, JOURNEYS
JEFFERSONVILLE JOHNSTON & MURPHY OUTLET, JOURNEYS
LANCASTER HAT WORLD, JOURNEYS
LIMA HAT WORLD, JOURNEYS
MANSFIELD HAT WORLD
MENTOR HAT WORLD, JOURNEYS
N. OLMSTED HAT WORLD, JOURNEYS
NEW PHILADELPHIA HAT WORLD
NILES JOURNEYS, HAT WORLD
PARMA HAT WORLD, JOURNEYS
SANDUSKY HAT WORLD, JOURNEYS
SPRINGFIELD HAT WORLD
ST. CLAIRSVILLE HAT WORLD
STRONGSVILLE HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS
TOLEDO HAT WORLD, UNDERGROUND STATION
YOUNGSTOWN HAT WORLD, JOURNEYS
ZANESVILLE HAT WORLD

OKLAHOMA

BARTLESVILLE JOURNEYS
LAWTON JOURNEYS
NORMAN HAT WORLD, JOURNEYS
OKLAHOMA CITY HAT WORLD (3), JOURNEYS (3)
SHAWNEE JOURNEYS
TULSA HAT WORLD, JARMAN SHOE STORE, JOURNEYS (3), JOURNEYS KIDZ

ONTARIO

CAMBRIDGE CAP CONNECTION
HAMILTON CAP CONNECTION
MISSISSAUGA CAP CONNECTION
NEWMARKET CAP CONNECTION
SCARBOROUGH CAP CONNECTION
TORONTO CAP CONNECTION (2)
WINDSOR CAP CONNECTION

OREGON

EUGENE HAT WORLD, JOURNEYS
MEDFORD HAT WORLD, JOURNEYS
PORTLAND HAT WORLD (2), JOURNEYS (2)
SALEM HAT WORLD, JOURNEYS
TIGARD JOURNEYS
WOODBURN HAT WORLD

PENNSYLVANIA

ALTOONA HAT WORLD, JOURNEYS
BENSALEM HAT WORLD, JOURNEYS
CAMP HILL HAT WORLD, JOURNEYS
ERIE HAT WORLD, JOURNEYS
EXTON HAT WORLD, JOURNEYS
GREENSBURG HAT WORLD, JOURNEYS
GROVE CITY JOHNSTON & MURPHY OUTLET, JOURNEYS
KING OF PRUSSIA HAT WORLD, JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP, JOURNEYS
LANCASTER HAT WORLD, JOHNSTON & MURPHY OUTLET, JOURNEYS (2)
LANGHORN HAT WORLD, JOURNEYS
MEDIA HAT WORLD, JOURNEYS
MONACA HAT WORLD, JOURNEYS
MONROEVILLE HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS
NORTH WALES HAT WORLD, JOURNEYS
PHILADELPHIA HAT WORLD (3), JOHNSTON & MURPHY SHOP, UNDERGROUND STATION
PITTSBURGH HAT WORLD (4), JOHNSTON & MURPHY SHOP (2), JOURNEYS (2)
PLYMOUTH MEETING JOURNEYS
POTTSTOWN HAT WORLD
SCRANTON HAT WORLD, JOURNEYS (2)
SELINSGROVE HAT WORLD
STATE COLLEGE HAT WORLD, JOURNEYS
STROUDSBURG JOURNEYS
TANNERSVILLE JOHNSTON & MURPHY OUTLET
UNIONTOWN HAT WORLD
UPPER DARBY HAT WORLD
WASHINGTON HAT WORLD
WEST MIFFLIN HAT WORLD, JOURNEYS
WHITEHALL HAT WORLD
WILKES-BARRE HAT WORLD, JOURNEYS
WILLOW GROVE HAT WORLD, JOURNEYS
WYOMISSING HAT WORLD
YORK JOURNEYS

PUERTO RICO

BARCELONETA JOURNEYS
BAYAMON HAT WORLD, JOURNEYS (3)
CAGUAS HAT WORLD, JOURNEYS (2)
CANOVANAS JOURNEYS
CAROLINA HAT WORLD, JOURNEYS
GUAYAMA JOURNEYS
HATILLO JOURNEYS
HATO REY JOURNEYS
HUMACAO JOURNEYS
MAYAGUEZ JOURNEYS (2)
PONCE JOURNEYS
VEGA ALTA JOURNEYS

RHODE ISLAND

PROVIDENCE HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS

SOUTH CAROLINA

ANDERSON HAT WORLD, JOURNEYS
BLUFFTON JOHNSTON & MURPHY OUTLET
CHARLESTON HAT WORLD, JOURNEYS (2)
COLUMBIA HAT WORLD (2), JOURNEYS (2), UNDERGROUND STATION
FLORENCE HAT WORLD, JOURNEYS
GREENVILLE HAT WORLD, JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP, JOURNEYS
MYRTLE BEACH HAT WORLD (4), JOHNSTON & MURPHY OUTLET, JOURNEYS (2)
N. CHARLESTON UNDERGROUND STATION
NORTH MYRTLE BEACH HAT WORLD
SPARTANBURG HAT WORLD, JOURNEYS, UNDERGROUND STATION

SOUTH DAKOTA

SIOUX FALLS HAT WORLD, JOURNEYS

TENNESSEE

ANTIOCH HAT WORLD, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
BARTLETT HAT WORLD
CHATTANOOGA HAT WORLD, JARMAN SHOE STORE, JOHNSTON & MURPHY OUTLET, JOURNEYS
CLARKSVILLE HAT WORLD, JOURNEYS
FRANKLIN HAT WORLD, JOURNEYS, JOURNEYS KIDZ
GOODLETTSVILLE HAT WORLD, JOURNEYS, UNDERGROUND STATION
JACKSON HAT WORLD, JOURNEYS
JOHNSON CITY JOURNEYS
KNOXVILLE HAT WORLD (2), JOURNEYS
MEMPHIS HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS (2), UNDERGROUND STATION
MORRISTOWN HAT WORLD, JOURNEYS
MURFREESBORO HAT WORLD, JOURNEYS
NASHVILLE HAT WORLD (2), JOHNSTON & MURPHY OUTLET, JOHNSTON & MURPHY SHOP, JOURNEYS
SEVIERVILLE JOHNSTON & MURPHY OUTLET, JOURNEYS

TEXAS

ABILENE HAT WORLD, JOURNEYS
AMARILLO HAT WORLD, JOURNEYS, JOURNEYS KIDZ
ARLINGTON HAT WORLD, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
AUSTIN HAT WORLD (2), JARMAN SHOE STORE (3), JOHNSTON & MURPHY SHOP, JOURNEYS (2)
BAYTOWN JOURNEYS
BEAUMONT HAT WORLD, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
BROWNSVILLE HAT WORLD, JOURNEYS, UNDERGROUND STATION
CEDAR PARK HAT WORLD, JOURNEYS
COLLEGE STATION HAT WORLD, JOURNEYS
CORPUS CHRISTI HAT WORLD, JARMAN STONE & CO., JOURNEYS
DALLAS HAT WORLD (2), JOHNSTON & MURPHY SHOP (2), JOURNEYS, UNDERGROUND STATION (2)
DENTON HAT WORLD, JOURNEYS
EL PASO HAT WORLD (2), JARMAN SHOE STORE, JOURNEYS (3), JOURNEYS KIDZ
FORT WORTH HAT WORLD (2), JARMAN SHOE STORE, JOURNEYS (2), UNDERGROUND STATION
FRIENDSWOOD HAT WORLD, JARMAN SHOE STORE, JOURNEYS, JOURNEYS KIDZ
FRISCO HAT WORLD, JOURNEYS, JOURNEYS KIDZ
GRAPEVINE HAT WORLD, JOURNEYS
HARLINGEN JOURNEYS
HOUSTON HAT WORLD (2), JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP (2), JOURNEYS (8), JOURNEYS KIDZ (2), UNDERGROUND STATION (4)
HUMBLE HAT WORLD, JOURNEYS
HURST HAT WORLD, JOURNEYS
IRVING HAT WORLD, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
KATY HAT WORLD, JOURNEYS
KILLEEN HAT WORLD, JOURNEYS
LAKE JACKSON JOURNEYS
LAREDO HAT WORLD, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
LEWISVILLE HAT WORLD, JARMAN SHOE STORE, JOURNEYS
LONGVIEW JOURNEYS
LUBBOCK HAT WORLD, JOURNEYS, UNDERGROUND STATION
LUFKIN JOURNEYS
MCALLEN HAT WORLD, JARMAN SHOE STORE, JOURNEYS, JOURNEYS KIDZ
MESQUITE HAT WORLD, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
MIDLAND HAT WORLD, JOURNEYS
ODESSA JOURNEYS
PASADENA JOURNEYS
PLANO HAT WORLD, JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP (2), JOURNEYS
PORT ARTHUR JOURNEYS
RICHARDSON UNDERGROUND STATION
SAN ANGELO HAT WORLD, JOURNEYS
SAN ANTONIO HAT WORLD (3), JARMAN SHOE STORE (3), JOHNSTON & MURPHY SHOP, JOURNEYS (6), JOURNEYS KIDZ
SAN MARCOS HAT WORLD, JOHNSTON & MURPHY OUTLET, JOURNEYS
SHERMAN JOURNEYS
SPRING HAT WORLD
SUGARLAND JOURNEYS
TEMPLE JOURNEYS
TEXARKANA JOURNEYS
THE WOODLANDS JOURNEYS
TYLER HAT WORLD, JOURNEYS, UNDERGROUND STATION
VICTORIA JOURNEYS
WACO JOURNEYS
WICHITA FALLS HAT WORLD, JOURNEYS

U.S. VIRGIN ISLANDS

ST. THOMAS JOURNEYS

UTAH

LAYTON JOURNEYS
LOGAN JOURNEYS
MURRAY JOURNEYS, JOURNEYS KIDZ
OGDEN JOURNEYS
OREM JOURNEYS, JOURNEYS KIDZ
PROVO JOURNEYS
SALT LAKE CITY JOURNEYS
SANDY JOURNEYS
ST. GEORGE JOURNEYS
WEST VALLEY CITY JARMAN SHOE STORE, JOURNEYS

VIRGINIA

ARLINGTON HAT WORLD (2), JOHNSTON & MURPHY SHOP, UNDERGROUND STATION
CHARLOTTESVILLE HAT WORLD, JOURNEYS
CHESAPEAKE HAT WORLD (2), JOURNEYS (2)
CHRISTIANSBURG HAT WORLD
COLONIAL HEIGHTS HAT WORLD, UNDERGROUND STATION
DANVILLE JOURNEYS
DULLES JARMAN SHOE STORE, JOURNEYS
FAIRFAX JOHNSTON & MURPHY SHOP
FREDERICKSBURG HAT WORLD
GLEN ALLEN HAT WORLD, JOURNEYS
HAMPTON JARMAN SHOE STORE, JOURNEYS
HARRISONBURG JOURNEYS
LEESBURG JOHNSTON & MURPHY OUTLET
LYNCHBURG HAT WORLD, JOURNEYS, UNDERGROUND STATION
MCLEAN HAT WORLD, JOHNSTON & MURPHY SHOP
NEWPORT NEWS HAT WORLD, JOURNEYS, UNDERGROUND STATION
NORFOLK HAT WORLD, JOHNSTON & MURPHY SHOP, UNDERGROUND STATION (2)
RICHMOND HAT WORLD (2), JOHNSTON & MURPHY SHOP, JOURNEYS (2)
ROANOKE HAT WORLD, JOURNEYS
SPRINGFIELD HAT WORLD, JOURNEYS
VIRGINIA BEACH HAT WORLD, JOURNEYS
WINCHESTER HAT WORLD, JOURNEYS
WOODBRIDGE HAT WORLD, JOURNEYS

VERMONT

BURLINGTON HAT WORLD, JOURNEYS
MANCHESTER JOHNSTON & MURPHY OUTLET

WASHINGTON

AUBURN HAT WORLD, JOURNEYS
BELLEVUE HAT WORLD, JOHNSTON & MURPHY SHOP
BELLINGHAM HAT WORLD, JOURNEYS
BURLINGTON JOURNEYS
EVERETT JOURNEYS
KENNEWICK JOURNEYS
LYNNWOOD HAT WORLD, JOURNEYS
OLYMPIA JOURNEYS
PUYALLUP JOURNEYS
SEATTLE JOURNEYS
SILVERDALE JOURNEYS
SPOKANE HAT WORLD, JOURNEYS (2)
TACOMA HAT WORLD, JOURNEYS
TUKWILA HAT WORLD, JOURNEYS
UNION GAP JOURNEYS
VANCOUVER HAT WORLD, JOURNEYS

WISCONSIN

APPLETON HAT WORLD, JOURNEYS
BROOKFIELD HAT WORLD
EAU CLAIRE JOURNEYS
GREEN BAY HAT WORLD, JOURNEYS
GREENDALE HAT WORLD, JOURNEYS
JANESVILLE HAT WORLD
LACROSSE JOURNEYS
MADISON HAT WORLD (3), JOURNEYS
MILWAUKEE UNDERGROUND STATION
RACINE HAT WORLD, JOURNEYS
WAUSAU JOURNEYS
WAUWATOSA HAT WORLD, JOURNEYS

WEST VIRGINIA

BARBOURSVILLE HAT WORLD
BRIDGEPORT HAT WORLD
CHARLESTON HAT WORLD, JOURNEYS
HUNTINGTON JOURNEYS
MORGANTOWN HAT WORLD, JOURNEYS
PARKERSBURG HAT WORLD

WYOMING

CHEYENNE JOURNEYS
CASPER JOURNEYS



GENESCO INC. • GENESCO PARK • P.O. BOX 731 • NASHVILLE, TENNESSEE 37202-0731 • 615-367-7000 • WWW.GENESCO.COM

GENESCO